     As filed with the Securities and Exchange Commission on August 6, 1999
                                                          Registration No. 333-
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                ---------------

                           BOK FINANCIAL CORPORATION
             (Exact name of Registrant as specified in its charter)

          OKLAHOMA                           6021                      73-1373454
   (State or jurisdiction of      (Primary Standard Industrial     (I.R.S. Employer
 incorporation or organization)    Classification Code Number)    Identification No.)

                             BANK OF OKLAHOMA TOWER
                         BOSTON AVENUE AT SECOND STREET
                             TULSA, OKLAHOMA 74172
                                 (918) 588-6000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                 JAMES A. WHITE
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                           BOK FINANCIAL CORPORATION
                             BANK OF OKLAHOMA TOWER
                         BOSTON AVENUE AT SECOND STREET
                             TULSA, OKLAHOMA 74172
                                 (918) 588-6416
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                                ---------------

                                   Copies to:

                                ---------------


            TAMARA R. WAGMAN                          JULIA K. COWLES
        FREDERIC DORWART, LAWYERS                  DAVIS POLK & WARDWELL
             OLD CITY HALL                         450 LEXINGTON AVENUE
         124 EAST FOURTH STREET                     NEW YORK, NY 10017
         TULSA, OKLAHOMA 74103                        (212) 450-4000
             (918) 583-9922


    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.


                        CALCULATION OF REGISTRATION FEE

                                                  PROPOSED         PROPOSED
                                                  MAXIMUM          MAXIMUM
     TITLE OF EACH CLASS OF       AMOUNT TO       OFFERING PRICE   AGGREGATE           AMOUNT OF
SECURITIES TO BE REGISTERED(1)    BE REGISTERED   PER SHARE        OFFERING PRICE(2)   REGISTRATION FEE(2)
------------------------------    -------------   ---------        --------------      -------------------

COMMON STOCK.................      5,000,000      $ 23.0875        $ 115,437,500       $ 32,091.62

(1) PURSUANT TO RULE 429, THE PROSPECTUS FILED HEREWITH WILL BE USED TO OFFER SHARES OF COMMON STOCK PREVIOUSLY REGISTERED ON REGISTRATION STATEMENT NO. 333-82267.

(2) CALCULATED PURSUANT TO RULE 457(c) OF THE RULES AND REGULATIONS UNDER THE SECURITIES ACT OF 1933.

                                ---------------

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH
         DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE
           UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH
          SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL
          THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a)
            OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION
       STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION,
             ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                                EXPLANATORY NOTE

     This prospectus relates to an offering of shares to be conducted in the United States and Canada (the "U.S. Offering") and in a concurrent offering outside the United States and Canada (the "International Offering"). The complete form of prospectus relating to the U.S. Offering (the "U.S. Prospectus"), immediately follows this explanatory note. The form of prospectus relating to the International Offering (the "International Prospectus") will be identical in all respects to the U.S. Prospectus, except that the International Prospectus will contain a different front cover page. The form of the U.S. Prospectus included herein is followed by the front cover page of the International Prospectus. The International Prospectus front cover page is labeled "Alternate Page for International Prospectus."


THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND THE SELLING SHAREHOLDER IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE SUCH OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS Issued August   , 1999 (Subject to Completion)


                                     SHARES

                        [BOK FINANCIAL CORPORATION LOGO]

                                  COMMON STOCK

                            ------------------------

 OF THE      SHARES OF COMMON STOCK OF BOK FINANCIAL CORPORATION THAT ARE BEING
  OFFERED FOR SALE, BOK FINANCIAL CORPORATION IS OFFERING      SHARES AND THE
        SHAREHOLDERS LISTED IN THIS PROSPECTUS ARE OFFERING      SHARES.
          MR. GEORGE B. KAISER, BOK FINANCIAL'S PRINCIPAL STOCKHOLDER,
             CURRENTLY BENEFICIALLY OWNS 74.1% OF OUR COMMON STOCK
                      AND WILL OWN   % AFTER THE OFFERING.


                            ------------------------

   OUR COMMON STOCK IS LISTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "BOKF". ON AUGUST 5, 1999, THE LAST REPORTED SALE PRICE OF OUR COMMON STOCK
                             WAS $23.375 PER SHARE.

                            ------------------------

        INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS"
              BEGINNING ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS.
                            ------------------------

                              PRICE $      A SHARE
                            ------------------------

                                                    UNDERWRITING                    PROCEEDS
                                        PRICE TO    DISCOUNTS AND   PROCEEDS TO    TO SELLING
                                         PUBLIC      COMMISSIONS   BOK FINANCIAL  SHAREHOLDERS
                                        --------    -------------  -------------  ------------
Per Share............................  $            $              $              $
Total................................  $            $              $              $

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

BOK Financial Corporation has granted the underwriters the right to purchase up
to an additional      shares to cover over-allotments. Morgan Stanley & Co.
Incorporated expects to deliver the shares to purchasers on             , 1999.

                            ------------------------

MORGAN STANLEY DEAN WITTER
                     KEEFE BRUYETTE & WOODS, INC.
                                        SALOMON SMITH BARNEY
                                                       STEPHENS INC.

August   , 1999

                               TABLE OF CONTENTS


                                                          Page
                                                          ----

PROSPECTUS SUMMARY.......................................    1
RISK FACTORS.............................................    8
USE OF PROCEEDS..........................................   13
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY..........   13
CAPITALIZATION...........................................   13
SELECTED CONSOLIDATED FINANCIAL AND OPERATING
DATA.....................................................   14
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS............   16
BUSINESS.................................................   37
MANAGEMENT...............................................   54
PRINCIPAL AND SELLING SHAREHOLDERS.......................   58
DESCRIPTION OF CAPITAL STOCK.............................   60
CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF COMMON STOCK.........................   61
UNDERWRITERS.............................................   63
LEGAL MATTERS............................................   65
EXPERTS..................................................   66
WHERE YOU CAN FIND MORE INFORMATION......................   67


                             ABOUT THIS PROSPECTUS

    You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. In this prospectus, "we," "us" or "our" refer to BOK Financial Corporation.

    This prospectus contains certain references to and information for banks that are comparable to us. As used in this prospectus, references to comparable banks refer to the banks (other than BOK Financial) constituting the Morgan Stanley Mid-Cap Bank Index. The Morgan Stanley Mid-Cap Bank Index comprises 20 mid-size commercial banks (including BOK Financial) with market capitalizations ranging in size from approximately $1.1 billion to $8.2 billion as of August 5, 1999.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus and the information incorporated by reference includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes," "contemplates," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or the negative of those words or other comparable terminology. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include fluctuations in interest rates, inflation, government regulations, and economic conditions and competition in the geographic and business areas in which we conduct our operations. For a discussion of factors that could cause actual results to differ, please see the discussion under "Risk Factors" contained in this prospectus and in other information contained in our publicly available SEC filings.

                               PROSPECTUS SUMMARY

    You should read the following summary with the more detailed information about us and our financial statements, including the notes to those financial statements, included in this prospectus and in the documents incorporated by reference in this prospectus.

    BOK Financial Corporation is the largest bank holding company headquartered in the State of Oklahoma. We conduct business primarily in Oklahoma and selected markets in neighboring states. We provide a broad array of financial products and services to major corporations, middle-market companies, small businesses, retail customers and other entities, including:

    o  corporate, small business and consumer lending;

    o  deposit taking;

    o  corporate treasury services and cash management;

    o  mortgage lending and servicing;

    o  trust and asset management services;

    o  automated teller machine network services; and

    o  capital markets services.

    We have the number one deposit market share in Oklahoma and a leading market position in nine of the 11 Oklahoma counties in which we operate. As of March 31, 1999, approximately 76% of our assets were managed in Tulsa and in Oklahoma City and 8% in the Dallas/Fort Worth area, with additional assets managed in other Oklahoma markets, Fayetteville, Arkansas and Albuquerque, New Mexico. We are the largest originator of mortgage loans in Oklahoma, serve as the state's leading fiduciary and own the state's largest ATM/EFT network and supermarket banking network.

    As of March 31, 1999, we had:

    o  assets of $7.0 billion;

    o  loans of $3.6 billion;

    o  deposits of $4.3 billion; and

    o  shareholders' equity of $519.2 million.

For 1998, we had net income of $74.7 million, and for the three months ended March 31, 1999, we had net income of $19.8 million.

BUSINESS SEGMENTS

    Our operations are divided into four primary segments and Other Financial Services. As a percentage of our total revenue for the first quarter of 1999, Corporate Banking represents 27%, Consumer Banking represents 18%, Mortgage Banking represents 11%, Trust Services represents 13%, Other Financial Services represents 24% and other revenue, primarily from asset and liability management, represents the remaining 7%.

CORPORATE BANKING DIVISION:

    o offers commercial and industrial loans, real estate financing, commercial mortgage loans, specialized industry loans, trade finance and letters of credit, lease financing, selected capital markets products and highly specialized treasury and cash management products;

    o is the market leader in Oklahoma and has a significant presence in its largest counties; and

    o had average loans of $2.3 billion and average deposits of $621 million in the first quarter of 1999.

CONSUMER BANKING DIVISION:

    o provides a full line of deposit, loan and fee-based banking products to retail and small-business customers;

    o is the deposit market share leader in Oklahoma and, through our subsidiaries, has the fourth largest deposit market share in Albuquerque and fifth largest in the State of New Mexico; and

    o had average loans of $300 million and average deposits of $1.7 billion in the first quarter of 1999.

MORTGAGE BANKING DIVISION:

    o originates, purchases, sells and services individual residential mortgage loans;

    o  is the largest mortgage originator in Oklahoma;

    o  services a $7.1 billion mortgage portfolio; and

    o had mortgage loan originations of $850 million in 1998 and $198 million in the first quarter of 1999.

TRUST SERVICES DIVISION:

    o provides institutional, investment and retirement products, including 401(k) plans, mutual fund products, cash management and trust services to affluent individuals, businesses, non-profit organizations and government entities; and

    o  is currently responsible for approximately $15 billion in assets.

OTHER FINANCIAL SERVICES:

    Other Financial Services comprises:

    o TRANSFUND. This division provides merchants and financial institutions with a full line of ATM, debit/credit card and merchant payment processing products.

    o BOSC, INC. This subsidiary specializes in the execution of securities transactions as well as public and municipal finance activities and is responsible for retail sales and brokerage activity.

    o BANK OF TEXAS. This subsidiary provides corporate and consumer banking and other financial services in the Dallas/Fort Worth metropolitan area, focusing on middle-market banking.

    o BANK OF ALBUQUERQUE. This subsidiary serves as the hub for expanding our consumer and commercial banking and fiduciary service operations in New Mexico.

    o BANK OF ARKANSAS. This subsidiary provides corporate and consumer banking, public finance, capital markets services and other financial services in northwest Arkansas.

    As a percentage of our first quarter of 1999 revenue, TransFund represents 6%, BOSC, Inc. represents 4%, Bank of Texas represents 7%, Bank of Albuquerque represents 6%, and Bank of Arkansas represents 1%.

PRIMARY MARKETS

    Our primary markets have recently experienced impressive growth and diversification:

    o OKLAHOMA. Oklahoma's gross state product has grown from $37 billion in 1980 to $79 billion in 1998. Its economy has become significantly more diversified, with the percentage of its gross state product derived from the energy industry decreasing from 17.8% in 1980 to 5.3% in 1997.

    o TEXAS. Our Texas operations are concentrated in the Dallas/Fort Worth metropolitan area, the ninth largest Consolidated Metropolitan Statistical Area in the United States. This market has experienced over 17% population growth and over 31% household income growth from 1990 through 1998.

    o NEW MEXICO. Our New Mexico operations are concentrated in the Albuquerque metropolitan area, which has experienced over 15% population growth and over 38% household income growth from 1990 through 1998.

    o ARKANSAS. Our Arkansas operations are focused in two counties in the northwest region. From 1990 through 1998, these counties have experienced over 29% population growth and over 36% household income growth.

    These growth rates significantly surpass U.S. historical growth levels, which have been 8.3% in population growth and 27.3% in household income growth from 1990 through 1998.

COMPETITIVE ADVANTAGES

    Our primary competitive advantages include:

    o STRONG FINANCIAL PERFORMANCE AND CAPITAL POSITION. We have consistently achieved financial performance and growth superior to that of comparable banks. Highlights of our recent financial performance include:

        -- 19.8% compounded annual revenue growth from 1995 through 1998;

        -- 22.5% compounded annual fee-based revenue growth from 1995 through 1998;

        -- 14.5% compounded annual diluted earnings per share growth from 1995 through 1998; and

        -- 1998 tangible ROA of 1.46% and tangible ROE of 17.8%, compared to medians of 1.42% and 16.8%, respectively, for comparable banks.

       We have achieved this growth and profitability while maintaining solid reserve and capital levels.

    o STRONG PRESENCE IN ATTRACTIVE AND GROWING MARKETS. We are the largest locally-owned and managed bank in Oklahoma and have the number one deposit market share in the state. Recent acquisitions have also provided us with significant market share in new regional markets, including Dallas/Fort Worth and Albuquerque. We rank among the top five banks in deposit market share in nine of the 11 Oklahoma counties in which we operate.

    o EXCEPTIONAL LOCAL MARKET KNOWLEDGE AND CUSTOMER SERVICE. We have grown our market share by emphasizing our reputation for in-depth local market knowledge and strong customer service. In addition to having significant expertise in many specialized industries, our commercial lending officers have an average of seven years of service at BOK Financial and approximately 13 years of overall industry experience. In each of our markets, we identify our operations using a local name and provide local management with the necessary decision-making authority to provide a quick response to customer requests. We believe that our local market knowledge and commitment, specialized industry expertise and strong customer service were important factors leading to the growth of our deposit market share in Oklahoma from 8.3% in 1995 to 10.4% in 1998.

    o DIVERSIFIED, FEE-BASED PRODUCT OFFERING. In the first quarter of 1999, our fee-based revenue represented over 46% of total revenue, which compares favorably to the median of 29% for comparable banks. We offer our customers a full line of products and services comparable to those provided by many larger, super-regional or national banks. These products include: treasury and cash management, selected capital markets services, mortgage loan related services, brokerage, trust services, asset management and certain trade finance products. Many of these products and services provide us with fee-based revenue as opposed to interest income. As a result, we enjoy this above average proportion of diverse, predictable fee-based revenue.

    o EXPERIENCED AND HIGHLY INCENTIVIZED MANAGEMENT TEAM. Our senior management team has an average of 26 years of experience in financial services. Our chairman, Mr. George B. Kaiser, has been Chairman of the Board and majority owner since 1991. Our CEO, Mr. Stanley A. Lybarger, has been with BOK Financial for 25 years. In addition, our management compensation system is highly oriented toward employee retention and generation of long-term appreciation in equity ownership. Mr. Kaiser owns 74.1% of our diluted shares. In 1998, approximately 11% of our full-time employees participated in at least one of our stock option programs, and depending upon their tenure, members of our senior management team can expect to have almost 40% of their compensation derived from stock options.

    o CONSISTENT UNDERWRITING APPROACH AND SUPERIOR CREDIT QUALITY. Our conservative credit culture and consistent and prudent underwriting approach have produced excellent credit quality. Our conservative underwriting approach emphasizes local market knowledge and experience, standardized credit evaluation criteria and an efficient and timely loan approval process without sacrificing credit quality. As of March 31, 1999, our nonperforming assets to total loans and foreclosed assets ratio was 0.55%, compared to a median of 0.57% for comparable banks.

BUSINESS STRATEGY

    Our business strategy is to:

    o FURTHER ENHANCE OUR LEADERSHIP POSITION IN THE OKLAHOMA MARKET. We have the number one deposit market share in the state and are among the five largest banks in terms of deposits in nine of the 11 Oklahoma counties in which we operate. We intend to strengthen this leadership position by pursuing several initiatives that leverage our Oklahoma market strengths. These initiatives include acquiring customers through targeted sales to desirable customer segments, developing new product and technological innovations and continuing our high levels of customer service.

    o CAPITALIZE ON THE VOID CREATED BY MERGERS OF LEADING LOCAL BANKS INTO LARGE NATIONAL BANKS. We intend to continue our expansion by developing business with middle market companies that are no longer being served adequately by local banks due to consolidation in the banking industry. We believe that we offer middle market companies a full range of services typically provided by large banks, coupled with the customer service typically offered by smaller local banks. In addition to an increased emphasis on developing relationships with these customers, we are employing a carefully designed acquisition strategy which targets small to medium-size banks located in growing communities with large numbers of mid-sized businesses and upper-income customer bases. We believe that these banks afford us the platform from which to develop a middle market lending presence that capitalizes on the void resulting from a reduction in the number of banking firms which primarily target those customers. Our recent acquisitions in the Dallas and Albuquerque markets are examples of this strategy.

    o CONTINUE TO GROW OUR FEE-BASED REVENUE. We believe that our ratio of approximately 46% of fee-based revenue to total revenue in the first quarter of 1999 represents one of the highest percentages of fee-based revenue of any bank in the country. However, we intend to continue growing our fee-based revenue contribution by executing a series of ongoing initiatives in our nationally competitive, niche fee-generating businesses, including Trust Services, Mortgage Banking, TransFund and BOSC, Inc., our securities brokerage subsidiary.

    o IMPROVE OUR OPERATING EXPENSE MANAGEMENT AND EFFICIENCY RATIO. Our focus in prior years has been to build share in our home markets by taking advantage of disruptions from ongoing bank consolidations, while continuing to expand and develop our Texas franchise. While continued opportunities exist, we also have identified opportunities to improve our operating efficiency. To capitalize on these opportunities, we have developed and are pursuing a number of expense-reduction strategies including:

       -- personnel expense reduction;

       -- continued evaluation of outsourcing opportunities;

       -- consolidation of operational facilities; and

       -- revenue enhancement through differential pricing and improved float management.

RECENT DEVELOPMENTS

We recently acquired three banks located in the Dallas/Fort Worth area for approximately $76 million in cash and an additional bank in Oklahoma for approximately 2.4 million shares of our common stock (approximately $60 million).

                                                                                   AS OF MARCH 31, 1999
                                                                             --------------------------------
     CLOSING                                                                  TOTAL       TOTAL        TOTAL
       DATE                  NAME                PLACE OF OPERATION          ASSETS       LOANS       DEPOSITS
       ----                  ----                ------------------          ------       -----       --------
                                                                                      (in millions)

     6/30/99      First National Bank & Trust    Muskogee, Oklahoma          $ 245.4      $90.6      $ 227.3
                  Company of Muskogee
     5/14/99      Canyon Creek National Bank     Richardson and McKinney,      104.8       56.8         97.2
                                                 Texas
     6/4/99       Mid-Cities National Bank       Tarrant County, Texas          78.6       42.8         72.1
     6/16/99      Swiss Avenue State Bank        Dallas, Texas                 227.2       49.0        182.6

The three acquisitions in the Dallas/Fort Worth metropolitan area increased our total assets in this area to approximately $977 million from $566 million at March 31, 1999. They also have increased our deposits in the area from $404 million to $756 million, giving us an approximate 1.2% share in this $53.9 billion deposit market.

                                ---------------

    Our principal executive offices are located at Bank of Oklahoma Tower, Boston Avenue at Second Street, Tulsa, Oklahoma, 74172, and our telephone number is (918) 588-6000.

                                  THE OFFERING

   The following summarizes the offering of our common stock. We are presenting the information as if the underwriters did not exercise the over-allotment option.

    Common stock offered by:
      BOK Financial..............................              shares
      George B. Kaiser...........................              shares
      Other selling shareholders.................              shares
                                                    ----------
              Total..............................              shares
                                                    ==========

    Over-allotment option........................              shares

    Common stock offered in:
      U.S. offering..............................              shares
      International offering.....................              shares
                                                    ----------
              Total..............................              shares
                                                    ==========

    Common stock to be outstanding after
     this offering...............................              shares based on shares
                                                    outstanding as of      , 1999. This does not
                                                    include   shares of common stock issuable
                                                    upon the exercise of stock options granted
                                                    under our stock incentive plans, of which
                                                    options to purchase   shares are currently
                                                    outstanding but not exercisable and
                                                    options to purchase shares are currently
                                                    outstanding and exercisable, and   shares of
                                                    common stock immediately issuable upon
                                                    conversion of preferred stock.

    Use of proceeds..............................   We will not receive any of the proceeds
                                                    from the sale of the shares by the selling
                                                    shareholders.  We expect to use the net
                                                    proceeds from the sale of common stock to be
                                                    issued by us to fund future acquisitions and
                                                    for general corporate purposes.

    Dividend policy..............................   Our present policy is to retain earnings
                                                    for capital and future growth, and management
                                                    has no current plans to recommend payment of
                                                    cash dividends on our common stock. Since 1996,
                                                    we have declared an annual dividend on our common
                                                    stock, payable in shares of our common stock, at
                                                    a rate of 3%.

    Nasdaq National Market symbol................   BOKF

    Risk Factors.................................   You should carefully consider all of the
                                                    information in this prospectus and the
                                                    accompanying prospectus supplement including the
                                                    discussion of risks beginning on page 8 of this
                                                    prospectus.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

    The summary consolidated financial and other data as of December 31, 1997 and 1998 and or for the periods ended December 31, 1996, 1997 and 1998 are calculated from our audited consolidated financial statements included in this prospectus. The summary consolidated financial and other data as of December 31, 1996 are calculated from our audited consolidated financial statements incorporated by reference into this prospectus. The summary consolidated financial and other data as of and for the periods ended March 31, 1998 and March 31, 1999 are calculated from our unaudited consolidated financial statements incorporated by reference in to this prospectus.

    You should read the following data with the more detailed information contained in "Selected Consolidated Financial and Operating Data" included in this prospectus and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the Year Ended December 31, 1998, and Quarterly Report on Form 10-Q for the Three Months Ended March 31, 1999, each of which is incorporated by reference into this prospectus and with our consolidated financial statements and notes to the consolidated financial statements included in and incorporated by reference into this prospectus.

    See "Selected Consolidated Financial Data" for information regarding assumptions and definitions used in the presentation of our financial data.

                                                                                                          THREE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                        MARCH 31,
                                                      -------------------------------------------     ---------------------------
                                                          1996            1997            1998            1998            1999
                                                      -----------     -----------     -----------     -----------     -----------
                                                                                                              (unaudited)

                                                                 (dollars in thousands, except per share and ratio data)

RESULTS OF OPERATIONS:
  Taxable-equivalent net interest revenue ........    $   135,804     $   165,167     $   191,545     $    44,366     $    52,231
  Provision for loan loss ........................          4,267           9,026          14,451           2,470           3,370
  Other operating revenue ........................        105,312         129,699         172,819          40,787          46,865
  Other operating expense ........................        159,028         195,166         228,655          57,193          63,593
                                                      -----------     -----------     -----------     -----------     -----------
  Income before taxes ............................         77,821          90,674         121,258          25,490          32,133
  Income tax .....................................         23,694          26,049          46,542           9,177          12,316
                                                      -----------     -----------     -----------     -----------     -----------
  Net income .....................................    $    54,127     $    64,625     $    74,716     $    16,313     $    19,817
                                                      ===========     ===========     ===========     ===========     ===========
PER COMMON SHARE:
  Net income--basic ..............................    $      1.17     $      1.40     $      1.62     $      0.35     $      0.43
  Net income--diluted ............................           1.06            1.25            1.44            0.31            0.38
  Book value--diluted (end of period) ............           7.98            9.68           11.09            9.73           11.34

BALANCE SHEET DATA (END OF PERIOD):
  Assets .........................................    $ 4,620,700     $ 5,399,642     $ 6,809,348     $ 5,632,667     $ 7,044,000
  Loans ..........................................      2,394,580       2,765,093       3,551,941       2,836,296       3,591,398
  Deposits .......................................      3,256,755       3,728,079       4,379,230       4,019,374       4,342,935
  Shareholders' equity ...........................        359,966         435,477         505,114         448,635         519,207

OTHER DATA:
  Return on average assets .......................           1.26%           1.27%           1.31%           1.19%           1.19%
  Tangible return on average assets ..............           1.43            1.42            1.46            1.34            1.36
  Return on average shareholders' equity .........          16.80           16.41           15.99           14.89           15.75
  Tangible return on average shareholders'
    equity .......................................          19.03           18.42           17.79           16.78           18.05
  Net interest margin ............................           3.54            3.66            3.72            3.65            3.57
  Efficiency ratio ...............................          67.84           67.49           62.89           67.23           65.48
  Tangible efficiency ratio ......................          64.01           64.50           60.31           64.53           62.21
  Tier 1 capital ratio ...........................          10.49            9.39            7.80            9.47            8.06
  Total capital ratio ............................          11.74           14.54           11.96           14.47           12.15
  Leverage ratio .................................           7.46            6.81            6.57            6.81            6.31
  Tangible shareholders' equity ratio ............           7.22            6.90            6.09            6.88            6.12

                                  RISK FACTORS

You should carefully consider the following risks as well as the other information included or incorporated by reference in this prospectus before purchasing the common stock.

ADVERSE REGIONAL ECONOMIC DEVELOPMENTS COULD NEGATIVELY AFFECT OUR BUSINESS

    A substantial majority of our loans are generated in Oklahoma and other markets in the southwest region, with approximately 95% of 1998 earnings derived from Bank of Oklahoma. As a result, poor economic conditions in Oklahoma or other markets in the southwest region may cause us to incur losses associated with higher default rates and decreased collateral values in our loan portfolio. In the mid-to-late 1980s, Oklahoma and other parts of the region underwent an economic downturn that resulted in increases in the level of delinquencies and losses for us and many of the other financial institutions operating in the state. If another economic downturn were to occur, we would expect our level of problem assets to increase accordingly. A regional economic downturn could also adversely affect revenue from brokerage and trading activities, mortgage loan originations and other sources of fee-based revenue.

ADVERSE ECONOMIC FACTORS AFFECTING PARTICULAR INDUSTRIES COULD HAVE A NEGATIVE EFFECT ON OUR CUSTOMERS AND THEIR ABILITY TO MAKE PAYMENTS TO US

    Certain industry-specific economic factors also affect us. For example, as of year-end 1998, 4.4% of our total loan portfolio was to borrowers in the agricultural industry and 13.2% of our total loan portfolio was to borrowers in the energy industry, both of which industries are historically cyclical. Low commodity prices may adversely affect those industries and, consequently, may affect our business negatively; prices for certain commodities are currently low. In addition, as of year-end, 1998, 20.9% of our total loan portfolio is from commercial real estate loans, and a portion of our recent growth has been fueled by the general real estate recovery in Oklahoma. Accordingly, a commensurate downturn in the real estate industry in Oklahoma could also have an adverse effect on our operations.

FLUCTUATIONS IN INTEREST RATES COULD ADVERSELY AFFECT OUR BUSINESS

    Our business is highly sensitive to:

    o the monetary policies implemented by the Federal Reserve Board, including the discount rate on bank borrowings and changes in reserve requirements, which affect our ability to make loans and the interest rates we may charge;

    o changes in prevailing interest rates, due to the dependency of our banks on interest income; and

    o  open market operations in U.S. Government securities.

    Significant increases in market interest rates, or the perception that an increase may occur, could adversely affect both our ability to originate new loans and our ability to grow. Conversely, a decrease in interest rates could result in an acceleration in the prepayment of loans, including loans underlying our holdings of mortgage-backed securities and termination of our mortgage servicing rights. In recognition of the significant risk of loss on our capitalized mortgage servicing rights in a declining interest rate environment, we have undertaken a program to hedge this exposure through use of futures contracts, call options and put options. In addition, changes in market interest rates, changes in the relationships between short-term and long-term market interest rates or changes in the relationships between different interest rate indices, could affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income. Our strategy of borrowing funds in the capital markets to supplement deposit growth subjects us to additional interest rate and liquidity risk. An increase in market interest rates also could adversely affect the ability of our floating-rate borrowers to meet their higher payment obligations. If this occurred, it could cause an increase in nonperforming assets and net charge-offs, which could adversely affect our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Market Risk," Quarterly Report on Form 10-Q for the Three Months Ended March 31, 1999, for a discussion of our management of interest rate risk.

OUR SUBSTANTIAL HOLDINGS OF MORTGAGE-BACKED SECURITIES AND MORTGAGE SERVICING RIGHTS COULD ADVERSELY AFFECT OUR BUSINESS

    We have invested a substantial amount of our holdings in mortgage-backed securities, which are investment interests in pools of mortgages. Mortgage-backed securities are highly sensitive to changes in interest rates. We mitigate this risk somewhat by investing principally in shorter duration, adjustable rate mortgage products which are less sensitive to changes in interest rates. Nonetheless, a significant decrease in interest rates could lead mortgage holders to refinance the mortgages constituting the pool backing the securities, subjecting us to a risk of prepayment and decreased return on investment due to subsequent reinvestment at lower interest rates.

    In addition, as part of our mortgage banking business, we have acquired substantial holdings of mortgage servicing rights. The value of these rights is also very sensitive to changes in interest rates. Falling interest rates tend to increase loan prepayments, which may lead to cancellation of the related servicing rights. Our investments and dealings in mortgage-related products increases the risk that a decrease in interest rates could adversely affect our business. We attempt to manage this risk by maintaining an active hedging program for our mortgage servicing rights. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Market Risk," Quarterly Report on Form 10-Q for the Three Months Ended March 31, 1999, for a discussion of our hedging program.

SUBSTANTIAL COMPETITION COULD ADVERSELY AFFECT US

    Banking is a competitive business. We compete actively for loan, deposit and other financial services business in Oklahoma, as well as in our other markets. Our competitors include a large number of small and large local and national banks, savings and loan associations, credit unions, trust companies, broker-dealers and underwriters, as well as many financial and nonfinancial firms that offer services similar to ours. Recently, large national financial institutions, such as Bank One and BankAmerica, have entered the Oklahoma market. These institutions have substantial capital, technology and marketing resources. Such large financial institutions may have greater access to capital at a lower cost than we do, which may adversely affect our ability to compete effectively. In addition, there have been a number of recent mergers involving financial institutions located in Oklahoma and our other markets. There have historically been significant limitations in Oklahoma on the ability of existing banks to establish branches. On June 30, 1999, legislation restricting the ability of state thrifts to branch expired. As a consequence, after June 30, 1999, banks will have an unlimited ability to establish branches in Oklahoma. Accordingly, we may face increased competition from both merged banks and new entrants to our markets.

    We have recently expanded into markets outside of Oklahoma, where we compete with a large number of financial institutions that have an established customer base and greater market share than we do. We may not be able to compete successfully in these markets outside of Oklahoma.

    With respect to some of our services, we compete with non-bank companies that are not subject to regulation. The absence of regulatory requirements may give non-banks a competitive advantage.

POSSIBLE DISRUPTION OF BUSINESS DUE TO THE YEAR 2000 PROBLEM

    The Year 2000 problem results from an inability of computer systems to accurately recognize dates on and after the year 2000. The Year 2000 problem is a broad business issue that extends beyond computer failures to possible failures of entire infrastructures, such as telecommunications and data networks, building facilities and security systems and systems of other institutions, including governmental agencies, to settle transactions.

    We and our service providers are having to modify or replace significant portions of computer software and hardware to ensure that our systems will function correctly in the year 2000 and thereafter. As part of our comprehensive Year 2000 compliance program, we have identified all of the major application and processing systems and have sought external and internal resources to replace and test the systems. We are testing purchased software, internally developed systems and systems supported by external parties as part of the program. We are evaluating customers and vendors that have significant relationships with us to determine whether they are adequately preparing for the year 2000. In addition, we are developing contingency plans to reduce the impact of some potential events that may occur. These plans will include a definition of and a plan to address the most reasonably likely, worst case scenario. We cannot guarantee, however, that the systems of vendors or customers with whom we do business will be Year 2000 compliant on a timely basis or that contingency plans will shield operations from failures that may occur.

    The Year 2000 problem poses the following principal risks to our business:

    o disruption of our business due to our failure to achieve Year 2000 readiness;

    o disruption of our business due to failure of third parties to achieve Year 2000 readiness; and

    o disruption in our funding and repayment operations due to failure of fund providers and obligors to achieve Year 2000 readiness.

    We are funding the cost of the Year 2000 project by normal operating cash flow. Our estimated total cost could change further as analysis continues. Because of the range of possible issues and the large number of variables involved, however, we cannot definitively quantify the potential costs. For example, our remediation efforts or the efforts of third parties may be unsuccessful. Any failure of such remediation efforts could result in a loss of business, damage to our reputation or legal liability. Consequently, such failures could have a material adverse effect on our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Considerations," Quarterly Report on Form 10-Q for the Three Months Ended March 31, 1999, for a discussion of our Year 2000 compliance strategy.

YEAR 2000 LIQUIDITY NEEDS

    We may experience additional liquidity needs in connection with increased deposit withdrawals due to customer concerns over the Year 2000 issue. Although we have developed a contingency funding plan to prepare for this potential liquidity need, there can be no assurance that such steps will be adequate. As a result, significant customer withdrawals in advance or immediately following January 1, 2000 could have a material adverse effect on our results of operations or financial condition.

RISKS ASSOCIATED WITH ACQUISITIONS

    In order to grow our business, we have recently acquired, and expect to acquire, other bank and nonbank businesses and assets from time to time. Accordingly, we expect to face risks commonly encountered in making acquisitions, including:

    o  possible loss of key personnel of our acquired businesses;

    o difficulties assimilating the personnel and operations of our acquired businesses;

    o possible disruption of our ongoing business and additional burdens on our management team;

    o difficulties in maintaining uniform standards, controls, procedures and policies;

    o possible regulatory and other impediments associated with making acquisitions; and

    o  possible unexpected increased costs related to acquisitions.

    We cannot be certain that we will realize the anticipated benefits from our acquisitions or that we will be able to integrate the acquired businesses successfully. If we fail to integrate acquired businesses successfully, this could have a material adverse effect on our business.

ADVERSE FACTORS COULD IMPACT OUR ABILITY TO IMPLEMENT OUR OPERATING STRATEGY

    Although we have developed an operating strategy which we expect to result in continuing improved financial performance, we cannot assure you that we will be successful in fulfilling this strategy or that this operating strategy will be successful. Achieving success is dependent upon a number of factors, many of which are beyond our direct control. Factors that may adversely affect our ability to implement our operating strategy include:

    o  deterioration of our asset quality;

    o  inability to reduce our noninterest expenses;

    o  inability to increase noninterest income;

    o deterioration in general economic conditions, especially in our core markets;

    o  decreases in net interest margins;

    o  increases in competition; and

    o  adverse regulatory developments.

    In particular, we cannot assure you that we will be able to achieve our plan to reduce expenses and improve our efficiency ratio. This plan is based on estimates of cost savings and revenue enhancements attributable to various planned initiatives, and actual results may vary from our estimates. In particular, our plan is based on current conditions and does not take into effect future cost increases that may result from acquisitions, internal growth, wage and price increases or other factors.

ADVERSE EFFECTS OF BANKING REGULATIONS OR CHANGES IN BANKING REGULATIONS COULD ADVERSELY AFFECT US

    We and our subsidiaries are extensively regulated under both federal and state law. In particular, we are subject to the Bank Holding Company Act of 1956 and the National Bank Act. These regulations are primarily for the benefit and protection of our customers and not for the benefit of our investors. In the past, our business has been materially affected by these regulations. For example, regulations limit our business to banking and related businesses, and they limit the location of our branches and offices, as well as the amount of deposits that we can own in a particular state. These regulations may limit our ability to grow and expand into new markets and businesses.

    Additionally, under the Community Reinvestment Act, we are required to provide services in traditionally underserved areas. Our ability to make acquisitions and engage in new business may be limited by these requirements.

    In addition, the Federal Deposit Insurance Act of 1991 requires us to maintain specified capital ratios. Any failure to maintain required capital ratios would limit the growth potential of our business.

    Under a long-standing policy of the Board of Governors of the Federal Reserve System, a bank holding company is expected to act as a source of financial strength for its subsidiary banks. As a result of that policy, we may be required to commit financial and other resources to our subsidiary banks in circumstances where we might not otherwise do so.

    The trend toward extensive regulation is likely to continue in the future. Laws, regulations or policies currently affecting us and our subsidiaries may change at any time. Regulatory authorities may also change their interpretation of these statutes and regulations. Therefore, our business may be adversely affected by any future changes in laws, regulations, policies or interpretations.

STATUTORY RESTRICTIONS ON SUBSIDIARY DIVIDENDS AND OTHER DISTRIBUTIONS AND DEBTS OF OUR SUBSIDIARIES COULD LIMIT AMOUNTS OUR SUBSIDIARIES MAY PAY TO US

    We are a bank holding company, and a substantial portion of our cash flow typically comes from dividends that our bank and nonbank subsidiaries pay to us. Various statutory provisions restrict the amount of dividends our subsidiaries can pay to us without regulatory approval. In addition, if any of our subsidiaries liquidates, that subsidiary's creditors will be entitled to receive distributions from the assets of that subsidiary to satisfy their claims against it before we, as a holder of an equity interest in the subsidiary, will be entitled to receive any of the assets of the subsidiary. If, however, we are a creditor of the subsidiary with recognized claims against it, we will be in the same position as other creditors.

RISKS ASSOCIATED WITH LOW LIQUIDITY

    A relatively small fraction of our outstanding common stock is actively traded. Although this registration may increase the liquidity of our common stock, we cannot be sure it will eliminate risks associated with low liquidity. The risks of low liquidity include increased volatility of the price of our shares. Low liquidity may also limit holders of our common stock in their ability to sell or transfer our shares at the price, time and quantity desired.

OUR PRINCIPAL SHAREHOLDER CONTROLS A MAJORITY OF OUR SHARES

    Mr. George B. Kaiser owns a majority of the outstanding shares of our common stock. Mr. Kaiser will continue to be able to elect all of our directors and effectively to control the vote on all matters submitted to a vote of our common shareholders.

    Mr. Kaiser's ability to prevent an unsolicited bid for BOK Financial or any other change in control could have an adverse effect on the market price for our common stock. A substantial majority of our directors are not officers or employees of BOK Financial or any of its affiliates. However, because of Mr. Kaiser's control over the election of our directors, he could change the composition of our Board of Directors so that it would not have a majority of outside directors.

POSSIBLE FUTURE SALES OF SHARES BY OUR PRINCIPAL SHAREHOLDER COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK

       Although Mr. Kaiser intends to maintain at least a majority ownership in BOK Financial, he may sell shares of our common stock in compliance with the federal securities laws at any time, or from time to time. The federal securities laws will be the only restrictions on Mr. Kaiser's ability to sell. Because of his current control of us, Mr. Kaiser could sell large amounts of his shares of our common stock by causing us to file a registration statement that would allow him to sell shares more easily. In addition, Mr. Kaiser could sell his shares of our common stock without registration under Rule 144 of the Securities Act. Although we can make no predictions as to the effect, if any, that such sales would have on the market price of our common stock, sales of substantial amounts of our common stock, or the perception that such sales could occur, would adversely affect market prices. If Mr. Kaiser sells or transfers his shares of our common stock as a block, another person or entity could become our controlling shareholder.

                                 USE OF PROCEEDS

     We estimate that our net proceeds from the sale of the      shares of
common stock to be issued by us will be approximately $     at an assumed public
offering price of $     per share and after deducting estimated offering
expenses of $     and underwriting discounts and commissions payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that
such proceeds will be approximately $     .

     We will not receive any of the proceeds from the sale of the shares by the selling shareholders. We expect to use the net proceeds from the sale of common stock to be issued by us to fund future acquisitions and for general corporate purposes.

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    Our common stock is quoted on the Nasdaq National Market under the symbol "BOKF." The following table sets forth the high and low closing sale prices for our common stock for the periods indicated, as reported by the Nasdaq National Market. The share prices have been adjusted to reflect a two-for-one stock split in the form of a 100% stock dividend paid on February 22, 1999, but not for the annual 3% stock dividends paid in 1996, 1997 and 1998.

                                              COMMON STOCK
                                                  PRICE
                                         -------------------------
                                            HIGH           LOW
                                         ----------    -----------
YEAR ENDED DECEMBER 31, 1997
  First quarter.......................... $ 15 3/16     $ 12 23/32
  Second quarter.........................   17 1/32       13 9/16
  Third quarter..........................   19 5/16       15 7/16
  Fourth quarter.........................   22 3/8        17 7/16
YEAR ENDED DECEMBER 31, 1998
  First quarter..........................   24 7/8        18 3/32
  Second quarter.........................   24 15/16      22 1/32
  Third quarter..........................   23 29/32      19 19/32
  Fourth quarter.........................   24 1/16       20 3/4
YEAR ENDED DECEMBER 31, 1999
  First quarter..........................   25 15/16      22 1/16
  Second quarter.........................   25 7/8        23 3/4
  Third quarter (as of August 5).........   25 1/2        22 3/8


    A recent reported last sale price for our common stock as reported on the Nasdaq National Market is set forth on the cover page of this prospectus. As of June 30, 1999, there were 1,225 holders of record of our common stock based on number of accounts.

    Our present policy is to retain earnings for capital and future growth, and management has no current plans to recommend payment of cash dividends on our common stock. Our policy is also to pay an annual dividend on our common stock payable in shares of our common stock at a rate of 3%.

    In each of 1996, 1997 and 1998, a 3% dividend payable in shares of our common stock was declared and paid to holders of our common stock. In addition, in 1996, 1997 and 1998, 139,344 shares, 107,230 shares and 68,765 shares, respectively, of our common stock were issued in payment of dividends on our Series A Preferred Stock in lieu of cash by mutual agreement of BOK Financial and the holders of our Series A Preferred Stock.

                                 CAPITALIZATION

     The following table presents our short-term debt and total capitalization on a consolidated basis at December 31, 1998. The "As Adjusted for the Offering" column presents our capitalization at December 31, 1998, as if this offering had
already occurred. We have assumed that BOK Financial will sell      shares of
its common stock at a price of $     , less underwriting discounts of   % and
expenses of $     .

                                                                  DECEMBER 31, 1998
                                                              --------------------------
                                                                            AS ADJUSTED
                                                                                FOR
                                                                ACTUAL      THE OFFERING
                                                              ----------    ------------
                                                                (dollars in thousands)
Short-term debt:
  Funds purchased and repurchase agreements.................  $1,039,533     $1,039,533
  Other borrowings..........................................     660,347        660,347
                                                              ----------     ----------
          Total short-term debt.............................  $1,699,880     $1,699,880
                                                              ==========     ==========
Long-term debt:
  Subordinated debentures...................................  $  146,921     $  146,921
                                                              ----------     ----------
          Total long-term debt..............................     146,921        146,921
Shareholders' equity:
  Preferred stock...........................................          25             25
  Common stock, $.00006 par value, 2,500,000,000 shares
     authorized, 45,037,558 shares issued and outstanding,
          shares as adjusted................................           3
  Capital surplus...........................................     233,022
  Retained earnings.........................................     261,822        261,822
  Treasury stock (23,792 shares at cost)....................        (565)          (565)
  Accumulated other comprehensive income....................      10,807         10,807
                                                              ----------     ----------
          Total shareholders' equity........................     505,114
                                                              ----------     ----------
               Total capitalization.........................  $  652,035     $
                                                              ==========     ==========
Book value per share (diluted)..............................  $    11.09     $
Tier 1 capital ratio........................................        7.80%              %
Return on average shareholders' equity......................       15.99
Tangible shareholders' equity ratio.........................        6.09

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

    The selected consolidated financial and other data as of December 1997 and December 1998 and for the years ended December 31, 1996, 1997 and 1998 are derived from our audited consolidated financial statements that are included in this prospectus. The selected consolidated financial and other data as of December 31, 1994, 1995 and 1996 and for the years ended December 31, 1994 and 1995 are derived from our audited consolidated financial statements that are incorporated in this prospectus by reference. The selected consolidated financial and other data as of and for the quarter ended March 31, 1998 and 1999 are derived from our unaudited consolidated financial statements that are incorporated in this prospectus by reference. You should read the following data with the more detailed information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report for the year ended December 31, 1998, and Quarterly Report on Form 10-Q for the Three Months Ended March 31, 1999, each of which is incorporated in this prospectus by reference, and with our consolidated financial statements and the notes to the consolidated financial statements included in and incorporated in this prospectus by reference.

You should read the following information with the data in the table on the next page:

    o Per share data has been restated to reflect the two-for-one stock split in the form of a 100% stock dividend paid on February 22, 1999 and a 3% stock dividend paid on November 25, 1998.

    o We have presented net interest income and income before income taxes on a taxable-equivalent basis using a combined federal and state statutory tax rate of 38.9%.

    o Other operating expense includes merger and integration expense, which was $98,000 for 1996, $112,000 for 1997 and $2.0 million for 1998.

    o Tangible return on average shareholders' equity is net income plus intangible amortization net of income taxes divided by average shareholders' equity.

    o The efficiency ratio is noninterest expense not including foreclosed asset expense or income, as a percentage of the sum of net interest income (on a taxable-equivalent basis) and noninterest income.

    o The tangible efficiency ratio is noninterest expense not including foreclosed asset expense or income and expenses from intangible assets, as a percentage of the sum of net interest income (on a taxable-equivalent basis) and noninterest income.

    o The Tier 1 leverage ratio is computed by dividing Tier 1 capital, which is total shareholders' equity less net unrealized gains and losses on securities available for sale and intangible assets, by average tangible assets.

    o The Tier 1 capital ratio is computed by dividing Tier 1 capital by risk weighted period-end assets. Risk weighted period-end assets equal the balance of the assets at risk less the portion of the allowance for credit losses which exceeds 1.25% of the balance of the assets at risk. The balance of the assets at risk is calculated by applying risk-weighted percentages per regulatory guidelines to total assets and off-balance sheet items.

    o The tangible shareholders' equity ratio is tangible shareholders' equity divided by tangible assets.

    o The total capital ratio is total risk-based capital divided by total risk-adjusted assets.

    o The reserve for loan losses to loans is computed by dividing the reserve for loan losses by total loans, excluding residential mortgage loans held for sale which are carried at the lower of aggregate cost or market value.

    o The provision for loan losses to average total loans is computed by dividing the annualized provision for loan losses by total average loans, excluding average residential mortgage loans held for sale.



                                                                              YEAR ENDED DECEMBER 31,
                                                       ------------------------------------------------------------------------
                                                         1994            1995            1996           1997            1998
                                                       ----------     ----------     -----------      ----------     ----------
                                                                  (dollars in thousands, except per share and ratio data)
RESULTS OF OPERATIONS:
Taxable-equivalent interest revenue ..............     $  229,175     $  282,479     $   298,897      $  354,115     $  395,880
Interest expense .................................        104,055        160,177         163,093         188,948        204,335
                                                       ----------     ----------     -----------      ----------     ----------
Taxable-equivalent net interest revenue ..........        125,120        122,302         135,804         165,167        191,545
Provision for loan losses ........................            195            231           4,267           9,026         14,451
Other operating revenue ..........................         74,364         91,146         105,312         129,699        172,819
Other operating expense ..........................        133,475        142,206         159,028         195,166        228,665
                                                       ----------     ----------     -----------      ----------     ----------
Income before income taxes .......................         65,814         71,011          77,821          90,674        121,258
Income tax expense ...............................         20,749         21,806          23,694          26,049         46,542
                                                       ----------     ----------     -----------      ----------     ----------
Net income .......................................     $   45,065     $   49,205     $    54,127      $   64,625     $   74,716
                                                       ==========     ==========     ===========      ==========     ==========
PER COMMON SHARE:
Net income-basic .................................     $     0.96     $     1.06     $      1.17      $     1.40     $     1.62
Net income-diluted ...............................           0.88           0.96            1.06            1.25           1.44
Book value-diluted (end of period) ...............           5.22           6.67            7.98            9.68          11.09
Common shares outstanding (end of period) ........         39,470         40,832          42,264          43,818         45,037
Weighted average common shares
outstanding-basic ................................         45,032         44,971          45,014          45,120         45,118
Weighted average common shares
outstanding-diluted ..............................         51,110         51,058          51,161          51,634         51,790
BALANCE SHEET DATA (END OF PERIOD):
Assets ...........................................     $3,927,276     $4,244,118     $ 4,620,700      $5,399,642     $6,809,348
Loans ............................................      1,844,053      2,194,368       2,394,580       2,765,093      3,551,941
Intangible assets ................................         43,846         37,134          28,276          67,796         95,935
Nonperforming assets .............................         24,214         32,687          23,411          24,232         17,716
Deposits .........................................      2,629,574      2,937,709       3,256,755       3,728,079      4,379,230
Subordinated debenture ...........................         23,000           --              --           148,356        146,921
Shareholders' equity .............................        236,902        301,565         359,966         435,477        505,114
BALANCE SHEET DATA (PERIOD AVERAGE):
Assets ...........................................     $3,580,373     $4,046,189     $ 4,302,427      $5,090,545     $5,712,791
Loans ............................................      1,718,508      2,012,574       2,252,216       2,598,718      2,978,438
Earning assets ...................................      3,177,134      3,603,355       3,834,705       4,510,970      5,064,001
Deposits .........................................      2,554,185      2,681,892       3,125,780       3,471,875      3,878,801
Shareholder's equity .............................        226,201        272,359         322,254         393,704        467,300
PROFITABILITY RATIOS:
Return on average assets .........................           1.26 %         1.22 %          1.26 %          1.27 %         1.31 %
Tangible return on average assets ................           1.38           1.34            1.43            1.42           1.46
Return on average shareholders' equity ...........          19.92          18.07           16.80           16.41          15.99
Tangible return on average
shareholders' equity .............................          21.90          19.85           19.03           18.42          17.79
Net interest margin ..............................           3.94           3.39            3.54            3.66           3.72
Efficiency ratio .................................          69.20          68.07           67.84           67.49          62.89
Tangible efficiency ratio ........................          66.40          65.27           64.01           64.50          60.31
RISK-BASED CAPITAL RATIOS:
Tier 1 capital ratio .............................         9.14 %         9.91 %         10.49 %          9.39 %         7.80 %
Total capital ratio ..............................          11.19          11.17           11.74           14.54          11.96
Leverage ratio ...................................           5.64           6.55            7.46            6.81           6.57
Return on average shareholders' equity ...........          19.92          18.07           16.80           16.41          15.99

CREDIT QUALITY RATIOS:
Reserve for loan losses to
nonperforming loans ..............................         190.27 %       130.73 %        239.70 %        279.86 %       495.05 %
Reserve for loan losses to loans .................           2.12           1.80            1.96            1.98           1.88
Provision for loan losses to average
total loans ......................................           0.01           0.01            0.19            0.35           0.50
Net loans charged off to average total loans .....           0.01           0.01           (0.12)           0.14           0.09
Nonperforming assets to total loans and
foreclosed assets ................................           1.31           1.49            0.98            0.87           0.50
Nonperforming assets to total assets .............           0.62           0.77            0.51            0.45           0.26
                                                             THREE MONTHS
                                                                 ENDED
                                                               MARCH  31,
                                                       --------------------------
                                                          1998            1999
                                                       ----------      ----------
                                                              (unaudited)

                                                          (dollars in thousands,
                                                     except per share and ratio data)
RESULTS OF OPERATIONS:
Taxable-equivalent interest revenue ..............     $   95,074      $  108,841
Interest expense .................................         50,708          56,610
                                                       ----------      ----------
Taxable-equivalent net interest revenue ..........         44,366          52,231
Provision for loan losses ........................          2,470           3,370
Other operating revenue ..........................         40,787          46,865
Other operating expense ..........................         57,193          63,593
                                                       ----------      ----------
Income before income taxes .......................         25,490          32,133
Income tax expense ...............................          9,177          12,316
                                                       ----------      ----------
Net income .......................................     $   16,313      $   19,817
                                                       ==========      ==========
PER COMMON SHARE:
Net income-basic .................................     $     0.35      $     0.43
Net income-diluted ...............................           0.31            0.38
Book value-diluted (end of period) ...............           9.73           11.34
Common shares outstanding (end of period) ........         43,797          45,125
Weighted average common shares
outstanding-basic ................................         45,229          45,096
Weighted average common shares
outstanding-diluted ..............................         51,934          51,747
BALANCE SHEET DATA (END OF PERIOD):
Assets ...........................................     $5,632,667      $7,044,000
Loans ............................................      2,836,296       3,591,398
Intangible assets ................................         65,494          93,933
Nonperforming assets .............................         24,181          19,827
Deposits .........................................      4,019,374       4,342,935
Subordinated debenture ...........................        148,388         148,504
Shareholders' equity .............................        448,635         519,207
BALANCE SHEET DATA (PERIOD AVERAGE):
Assets ...........................................     $5,554,376      $6,750,179
Loans ............................................      2,822,147       3,523,454
Earning assets ...................................      4,928,513       5,933,983
Deposits .........................................      3,852,937       4,291,586
Shareholder's equity .............................        444,246         510,279
PROFITABILITY RATIOS:
Return on average assets .........................         1.19 %          1.19 %
Tangible return on average assets ................           1.34            1.36
Return on average shareholders' equity ...........          14.89           15.75
Tangible return on average
shareholders' equity .............................          16.78           18.05
Net interest margin ..............................           3.65            3.57
Efficiency ratio .................................          67.23           65.48
Tangible efficiency ratio ........................          64.53           62.21
RISK-BASED CAPITAL RATIOS:
Tier 1 capital ratio .............................           9.47%         8.06 %
Total capital ratio ..............................          14.47           12.15
Leverage ratio ...................................           6.81            6.31
Return on average shareholders' equity ...........          14.89           15.75

CREDIT QUALITY RATIOS:
Reserve for loan losses to
nonperforming loans ..............................         291.46 %        452.85 %
Reserve for loan losses to loans .................           2.02            1.94
Provision for loan losses to average
total loans ......................................           0.36            0.39
Net loans charged off to average total loans .....           0.10            0.04
Nonperforming assets to total loans and
foreclosed assets ................................           0.85            0.55
Nonperforming assets to total assets .............           0.43            0.28

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis of our financial condition and the results of our operations together with our financial statements and the notes to those financial statements included in the accompanying prospectus.

INTRODUCTION

     We are a bank holding company that offers full service banking in Oklahoma, north Texas, northwest Arkansas and New Mexico. Our principal subsidiaries are Bank of Oklahoma, N.A., Bank of Texas, N.A., Bank of Albuquerque, N.A. and Bank of Arkansas, N.A. Our other significant operating subsidiaries include BOK Capital Services Corporation, which provides leasing and mezzanine financing, and BOSC, Inc., which engages in retail and institutional securities sales and municipal underwriting.

     During the fourth quarter of 1998, we formed Bank of Albuquerque through the acquisition of 17 branches with total deposits of $465 million. We have also recently completed acquisitions of banks in Muskogee, Oklahoma and Dallas, Texas which are expected to increase total assets by $656 million.


     SUMMARY OF PERFORMANCE

     We recorded net income of $74.7 million for 1998 compared to $64.6 million for 1997. Diluted earnings per common share were $1.44 for 1998 compared to $1.25 for 1997. Prior period per share data have been restated to reflect a 3% stock dividend paid in November, 1998 and a two-for-one stock split in the form of a 100% stock dividend paid on February 22, 1999. Returns on average assets and average equity were 1.31% and 15.99%, respectively, for 1998 compared to 1.27% and 16.41%, respectively, for 1997.

     The increase in net income for 1998 was due to increases of $26.7 million or 17% in net interest revenue, $32.2 million or 25% in fees and commissions and $10.7 million in gains on securities sales. These increases were partially offset by increases of $33.5 million or 17% in operating expenses, $5.4 million in provision for loan losses and $20.8 million in income taxes.

     Net income for 1996 was $54.1 million or $1.06 per diluted common share. Returns on average assets and equity were 1.26% and 16.80%, respectively.

     TANGIBLE OPERATING RESULTS

     Since inception, we have completed several acquisitions that were accounted for under the purchase method of accounting. The purchase method results in the recording of goodwill and other identifiable intangible assets that are amortized as noncash charges in future years into operating expense. The intangible assets that result from the purchase method of accounting are deducted from shareholders' equity in the determination of regulatory capital. Thus, the related tangible net income represents the regulatory capital generated during the year and can be viewed as net income excluding intangible amortization net of tax. While the definitions of "tangible" earnings may vary by company, we believe this definition is appropriate, as it measures the per share growth of regulatory capital, which impacts the amounts available for dividends and acquisitions. Operating results excluding the impact of these intangible assets are summarized below:

                                                     YEAR ENDED DECEMBER 31,
                                               ------------------------------------
                                                  1996         1997         1998
                                               ----------   ----------   ----------
                                                      (DOLLARS IN THOUSANDS
                                                        EXCEPT SHARE DATA)
Net income...................................  $   54,127   $   64,625   $   74,716
After-tax impact of amortization of
  intangible assets..........................       7,209        7,911        8,406
                                               ----------   ----------   ----------
Tangible net income..........................  $   61,336   $   72,536   $   83,122
                                               ==========   ==========   ==========
Tangible net income per diluted share........  $     1.20   $     1.41   $     1.61
                                               ==========   ==========   ==========
Average tangible shareholders' equity........  $  289,603   $  327,719   $  399,433
Return on tangible shareholders' equity......       21.18%       22.13%       20.81%
                                               ==========   ==========   ==========
Average tangible assets......................  $4,269,774   $5,024,557   $5,644,924
Return on tangible assets....................        1.44%        1.44%        1.47%
                                               ==========   ==========   ==========

     In the table above, shares and per share data have been restated to reflect the two-for-one stock split in the form of a 100% stock dividend paid on February 22, 1999. In addition, shares and per share data have been restated to reflect the 3% stock dividend paid in November 1998.

BUSINESS SEGMENTS

     We operate four primary segments--Corporate Banking, Consumer Banking, Mortgage Banking and Trust Services--which in the aggregate account for more than 75% of total revenue. In addition, Other Financial Services includes the TransFund ATM system, BOSC, Inc., Bank of Texas, Bank of Albuquerque and Bank of Arkansas.

     CORPORATE BANKING

                                                     YEAR ENDED DECEMBER 31,
                                               ------------------------------------
                                                  1996         1997         1998
                                               ----------   ----------   ----------
                                                      (DOLLARS IN THOUSANDS)
Total revenue................................  $   70,727   $   86,645   $  102,355
Operating expense............................      23,126       30,328       42,077
Net income...................................      29,276       34,636       36,884
Average assets...............................   1,449,637    1,819,834    2,171,023
Average equity...............................     164,214      210,407      255,108
Return on assets.............................        2.02%        1.90%        1.70%
Return on equity.............................       17.83        16.46        14.46
Efficiency ratio.............................       32.70        35.00        41.11

     The Corporate Banking Division provides loan and lease financing and treasury and cash management services to businesses throughout Oklahoma and seven surrounding states. In addition to serving the banking needs of middle-market and larger customers, the Corporate Banking Division has specialized groups which serve customers in the energy, agriculture, healthcare and banking/finance industries. The Corporate Banking Division contributed 49% of consolidated net income for 1998 and 54% of consolidated net income for 1997. Total revenue for this division increased by 18% during 1998, primarily due to increased loan volumes. However, operating expenses for this division grew by 39% during 1998 due to higher servicing and personnel costs. This caused a lower return on average assets and equity for the division for 1998. Average assets allocated to this division increased $351 million or 19% during 1998 due to higher loan volumes.

     CONSUMER BANKING

                                                     YEAR ENDED DECEMBER 31,
                                               ------------------------------------
                                                  1996         1997         1998
                                               ----------   ----------   ----------
                                                      (DOLLARS IN THOUSANDS)
Total revenue................................  $   64,500   $   65,083   $   69,446
Operating expense............................      49,911       50,879       52,395
Net income...................................       7,118        6,191        8,340
Average assets...............................   1,963,068    1,894,535    1,904,409
Average equity...............................      55,332       44,600       46,767
Return on assets.............................        0.36%        0.33%        0.44%
Return on equity.............................       12.86        13.88        17.83
Efficiency ratio.............................       77.38        78.18        75.45

     The Consumer Banking Division provides its customers with a full line of deposit, loan and fee-based services through four major distribution channels: traditional branches, supermarket branches, the 24-hour ExpressBank call center and the Internet. Additionally, the division is a significant referral source for the Bank of Oklahoma Mortgage Banking Division and BOSC's Retail Brokerage Division. The Consumer Banking Division contributed 11% of consolidated net income for 1998 and 10% of consolidated net income for 1997. Total revenue, which consists primarily of intercompany credit for funds provided to other divisions within our organization and fees generated by various services, increased 7% during 1998. The increase in operating expenses for this same period was limited to 3%. The result is an improvement in returns on average assets and equity for the division and an improved efficiency ratio.

     MORTGAGE BANKING

                                                      YEAR ENDED DECEMBER 31,
                                                   ------------------------------
                                                     1996       1997       1998
                                                   --------   --------   --------
                                                       (DOLLARS IN THOUSANDS)
Total revenue....................................  $ 32,436   $ 39,307   $ 50,643
Operating expense................................    27,750     33,204     41,863
Provision for impairment of mortgage servicing
  rights.........................................       361      4,100     (2,290)
Net income.......................................     2,522      1,059      6,634
Average assets...................................   520,559    386,985    350,362
Average equity...................................    26,396     28,723     30,556
Return on assets.................................      0.48%      0.27%      1.89%
Return on equity.................................      9.55       3.69      21.71
Efficiency ratio.................................     85.55      84.47      82.66

     We engage in mortgage banking activities through the Mortgage Banking Division. These activities include the origination, marketing and servicing of mortgage loans. The Mortgage Banking Division contributed 9% to consolidated net income in 1998, compared to 2% in 1997. Operating results for 1997 were constrained by a provision of $4.1 million for possible impairment of mortgage servicing rights. Operating results for 1998 benefited from a $2.3 million reversal of the 1997 allowance for impaired mortgage servicing rights.

     Total revenue from the Mortgage Banking Division increased $11.3 million or 29% during 1998. Origination and marketing activities resulted in net gains of $8.3 million in 1998, compared to net gains of $1.5 million in 1997. This improvement was the result of an increase in loan production due to lower interest rates including a high level of refinancing activity. Total mortgage loan production for 1998 increased $20 million to $850 million, compared to $830 million in 1997. Originations for 1997 included approximately $353 million in correspondent originations. This activity was significantly lower in 1998, with $24 million in correspondent originations. As of the end of 1998, the Mortgage Banking Division had effectively eliminated correspondent originations.

     Commitments to originate mortgage loans create both credit and interest rate risk. Credit risk is managed through underwriting policies and procedures, and interest rate risk is partially hedged through forward sales contracts. All fixed rate mortgage loans are generally sold in the secondary market pursuant to forward sales contracts. All adjustable rate mortgage loans are sold to an affiliate. The Mortgage Banking Division currently does not securitize pools of mortgage loans either for sale or retention.

     Mortgage loan servicing revenue for 1998 was $33.5 million, a $2.7 million increase over 1997. Mortgage loans serviced by the Mortgage Banking Division totaled $6.4 billion at December 31, 1998, compared to $7.0 billion at the end of 1997. These amounts include loans serviced for Bank of Oklahoma of $130 million for 1998 and $216 million for 1997.

     Capitalized mortgage servicing rights, which totaled $69.2 million at December 31, 1998 and $83.9 million at December 31, 1997, represent mortgage loans serviced for others carried at the lower of amortized cost, plus or minus deferred hedging losses or gains, or fair value. Fair value is based on the present value of projected net servicing revenue over the estimated life of the mortgage loans serviced. This estimated life and the value of the servicing rights is very sensitive to changes in interest rates and loan prepayment assumptions. Rising interest rates tend to decrease loan prepayments and increase the value of mortgage servicing rights while falling interest rates have the opposite effect. A valuation allowance is provided for the excess of the net carrying value of servicing rights over their fair values. In 1998, the Mortgage Banking Division implemented a program that uses futures contracts and call and put options to hedge against this risk. This program generated realized gains of $22.7 million and unrealized gains of $518,000 that reduced the carrying value of the mortgage servicing rights. The allowance for impairment of mortgage servicing rights that had previously been provided was reversed in the fourth quarter of 1998 due to the overall effect of the hedge program. Additional discussion about the sensitivity of the mortgage servicing portfolio to changes in interest rates is provided below under "-- Market Risk."

     TRUST SERVICES

                                                      YEAR ENDED DECEMBER 31,
                                                   ------------------------------
                                                     1996       1997       1998
                                                   --------   --------   --------
                                                       (DOLLARS IN THOUSANDS)
Total revenue....................................  $ 33,520   $ 38,408   $ 48,007
Operating expense................................    25,779     28,532     35,419
Net income.......................................     4,600      5,854      7,566
Average assets...................................   219,851    242,886    295,660
Average equity...................................    20,898     24,233     30,188
Return on assets.................................      2.09%      2.41%      2.56%
Return on equity.................................     22.01      24.16      25.06
Efficiency ratio.................................     76.91      74.29      73.78

     We provide a wide range of trust services, including institutional, investment and retirement products and services to affluent individuals and businesses, to not-for-profit organizations and to governmental agencies through the Bank of Oklahoma Trust Services Division and Bank of Texas Trust Company. Trust services are primarily provided to clients in Oklahoma, Texas, New Mexico and Arkansas. Additionally, trust services include a nationally competitive self-directed 401(k) program with client firms in Chicago, New York and Los Angeles. At December 31, 1998, trust assets with an aggregate market value of $14.4 billion were subject to various fiduciary arrangements, compared to $11.1 billion at December 31, 1997. Trust Services contributed 10% to consolidated net income in 1998, compared to 9% in 1997. Revenue from Trust Services increased $9.6 million or 25% during 1998. However, operating expenses increased $6.9 million or 24%, due primarily to a $4.7 million increase in personnel costs.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     NET INTEREST REVENUE

     Net interest revenue, on a taxable-equivalent basis, totaled $191.5 million for 1998, compared to $165.2 million in 1997. This increase in net interest revenue was due to increases in both net interest margin and average earning assets. Additionally, we recognized nonrecurring interest income in 1998 of $3.3 million from the collection of foregone interest. The yield on average earning assets decreased to 7.75% in 1998, compared to 7.85% in 1997, due to a general trend toward lower interest rates and increasingly competitive loan pricing. This decline in yield was partially offset by an improvement in the mix of earning assets. Loans, which generally have higher yields than other types of earning assets, increased to 58% of earning assets in 1998 compared to 56% in 1997. The cost of interest-bearing liabilities decreased to 4.78% in 1998, compared to 4.88% in 1997, due to lower market interest rates. Interest rate swaps, which are used to hedge against interest rate risk on certain long-term certificates of deposit and long-term subordinated debt, reduced interest expense by $1.7 million in 1998, compared to $1.2 million in 1997.

     Average earning assets increased $553 million, including a $380 million increase in average loans. Over the same period, average interest-bearing liabilities increased $399 million. The growth of average earning assets in excess of average interest-bearing liabilities contributed $24.6 million to 1998's increase in net interest revenue.

     The following table shows the changes in the components of net interest income on a taxable-equivalent basis. The changes in net interest income between periods have been reflected as attributable either to volume or yield/rate changes. For purposes of this table, changes attributable to both volume and yield/rate are allocated to both volume and yield/rate on an equal basis.

                                              1996/1997                        1997/1998
                                    ------------------------------   ------------------------------
                                                 CHANGE DUE TO                    CHANGE DUE TO
                                              --------------------             --------------------
                                    CHANGE    VOLUME    YIELD/RATE   CHANGE    VOLUME    YIELD/RATE
                                    -------   -------   ----------   -------   -------   ----------
                                                        (DOLLARS IN THOUSANDS)
Taxable-equivalent interest
  revenue:
  Securities......................  $23,164   $19,843    $ 3,321     $ 9,975   $11,368    $(1,393)
  Trading securities..............      (53)      (20)       (33)        759       856        (97)
  Loans...........................   30,745    30,271        474      28,924    32,937     (4,013)
  Funds sold and resell
     agreements...................    1,362     1,337         25      (1,155)   (1,226)        71
                                    -------   -------    -------     -------   -------    -------
          Total...................   55,218    51,431      3,787      38,503    43,935     (5,432)
                                    -------   -------    -------     -------   -------    -------
Interest expense:
  Transaction deposits............    4,755     6,488     (1,733)      3,334     4,377     (1,043)
  Savings deposits................      (97)      129       (226)          6       122       (116)
  Time deposits...................     (682)      511     (1,193)      4,639     6,093     (1,454)
  Borrowed funds..................   17,713    16,788        925       1,881     3,288     (1,407)
  Subordinated debentures.........    4,166     4,166         --       5,527     5,463         64
                                    -------   -------    -------     -------   -------    -------
          Total...................   25,855    28,082     (2,227)     15,387    19,343     (3,956)
                                    -------   -------    -------     -------   -------    -------
Taxable-equivalent net interest
  revenue.........................   29,363   $23,349    $ 6,014      23,116   $24,592    $(1,476)
                                              =======    =======               =======    =======
Nonrecurring foregone interest....       --                            3,262
Change in taxable-equivalent
  adjustment......................    1,202                             (274)
                                    -------                          -------
Net interest revenue..............  $28,161                          $26,652
                                    =======                          =======

     Net interest margin, the ratio of net interest revenue to average earning assets, increased from 3.66% in 1997 to 3.72% in 1998. This increase was due primarily to lower rates paid on deposits and borrowed funds. Since inception in 1990, we have followed a strategy of fully utilizing our capital resources by borrowing funds in the capital markets to supplement deposit growth and to invest in securities. Although this strategy frequently results in a net interest margin that falls below those normally seen in the commercial banking industry, it provides positive net interest revenue. We estimate that for 1998, this strategy resulted in a 59 basis point decrease in net interest margin. However, this strategy contributed $8.4 million to net interest revenue for the year. As more fully discussed below under "--Market Risk", management employs various techniques to control, within established parameters, the interest rate and liquidity risk inherent in this strategy. For additional information with respect to the major components of net interest income and net interest margin, see the table of consolidated daily average balances, average yields and rates included in "Annual Financial Summary--Unaudited" on page F-44 of this prospectus.

     The financial services environment in our primary markets is highly competitive due to a large number of commercial banks, thrifts, credit unions and brokerage firms. Additionally, many customers have access to national and regional financial institutions for many products and services. We expect that we will continue to be able to successfully compete with these financial institutions by delivering the products and services traditionally associated with a large bank with the responsiveness of a smaller community bank.

     OTHER OPERATING REVENUE

                                                         YEAR ENDED DECEMBER 31,
                                            --------------------------------------------------
                                             1994      1995       1996       1997       1998
                                            -------   -------   --------   --------   --------
                                                          (DOLLARS IN THOUSANDS)
Brokerage and trading revenue.............  $ 5,517   $ 6,046   $  7,896   $  9,556   $ 15,301
Transaction card revenue..................    8,474    11,045     14,298     19,339     24,426
Trust fees and commissions................   17,117    19,363     21,638     24,062     29,939
Service charges and fees on deposit
  accounts................................   20,698    21,152     24,104     28,651     32,187
Mortgage banking revenue..................   15,868    20,336     26,234     32,235     41,733
Leasing revenue...........................       --       586      2,236      5,861      7,111
Other revenue.............................    8,299     9,512     10,769     10,013     11,237
                                            -------   -------   --------   --------   --------
          Total fees and commissions......  $75,973   $88,040   $107,175   $129,717   $161,934
                                            =======   =======   ========   ========   ========
Gain on student loan sales................      259       762      1,069      1,311      1,548
Gain (loss) on branch sales...............       --     1,170       (325)        --         --
Gain (loss) on securities.................   (1,868)    1,174     (2,607)    (1,329)     9,337
                                            -------   -------   --------   --------   --------
          Total other operating revenue...  $74,364   $91,146   $105,312   $129,699   $172,819
                                            =======   =======   ========   ========   ========

     Other operating revenue, which consists primarily of fee-based revenue from products and services, increased $43.1 million or 33% compared to 1997. Excluding gains and losses on securities sales, other operating revenue increased $32.5 million or 25%. Other operating revenue excluding securities gains contributed 47% of our total revenue for 1998. Service fees on deposits totaled $32.2 million, an increase of 12% over 1997, while revenue generated by card-based transactions such as the TransFund ATM network, bankcards, and related merchant deposits increased by 26% to $24.4 million. These increases are generally due to a higher volume of transactions processed in 1998. Brokerage and trading revenue increased $5.7 million or 60% during 1998 due to improved market conditions and additional resources focused in this area.

     Many of our fee-generating activities, such as brokerage and trading activities, trust services and mortgage servicing, are indirectly affected by changes in interest rates. Significant increases in interest rates may tend to decrease the volume of trading activities, and may lower the value of trust assets managed, which is the basis of certain fees, but would tend to decrease the incidence of mortgage loan prepayments. Similarly, a decrease in economic activity would decrease ATM, bankcard and related revenue.

     While we expect continued growth in other operating revenue, the future rate of increase could be affected by increased competition from national and regional financial institutions and from market saturation. Continued growth may require us to introduce new products or to enter new markets, which introduces additional demands on capital and managerial resources.

  OTHER OPERATING EXPENSE

                                                        YEAR ENDED DECEMBER 31,
                                          ----------------------------------------------------
                                            1994       1995       1996       1997       1998
                                          --------   --------   --------   --------   --------
                                                         (DOLLARS IN THOUSANDS)
Personnel expense.......................  $ 63,111   $ 67,298   $ 71,945   $ 87,728   $105,995
Business promotion......................     6,213      6,039      6,372      8,657      8,040
Contribution of stock to BOK Charitable
  Foundation............................        --         --         --      3,638      2,257
Professional fees and services..........     4,664      5,898      5,406      6,769      9,657
Net occupancy, equipment and data
  processing expense....................    23,619     27,324     30,831     35,614     42,819
FDIC and other insurance................     6,386      4,406      1,740      1,293      1,260
Special deposit insurance assessment....        --         --      3,820         --         --
Printing, postage and supplies..........     5,415      6,340      6,792      7,783      9,196
Net gains and operating expenses on
  repossessed assets....................    (4,575)    (3,098)    (4,552)    (3,849)      (480)
Amortization of intangible assets.......     5,597      5,992      5,411      8,824      9,371
Write-off of core deposit intangible
  assets related to SAIF-insured
  deposits..............................        --         --      3,821         --         --
Mortgage banking costs..................    10,764     11,990     15,473     19,968     25,949
Provision for impairment of mortgage
  servicing rights......................        --        539        361      4,100     (2,290)
Other expense...........................    12,281      9,478     11,608     14,641     16,881
                                          --------   --------   --------   --------   --------
          Total.........................  $133,475   $142,206   $159,028   $195,166   $228,655
                                          ========   ========   ========   ========   ========

     Other operating expense totaled $228.7 million for 1998 compared to $195.2 million in 1997, an increase of 17%.

     Personnel expense increased $18.3 million or 21%. Regular compensation and benefits (including overtime and temporary assistance) increased $15.3 million or 19%. Staffing on a full-time equivalent ("FTE") basis increased by 238 employees or 11%. Average compensation per FTE increased 7%, including a 6% increase in salaries and wages and an 11% increase in benefits. The transition toward performance-based compensation continued during 1998. Incentive compensation increased by $3.0 million, or 34% compared to 1997, due to growth in revenue over predetermined targets and growth in the number of business units covered by incentive plans.

     Net occupancy, equipment and data processing expense for 1998 increased $7.2 million or 20%. Net occupancy expense increased by $2.5 million due to a $1.2 million decrease in rental income and a $1.3 million increase in expenses. The decrease in rental income was primarily due to the conversion of our ownership in our Oklahoma City headquarters building from a general interest to a limited interest. The increase in occupancy expense was due primarily to a $1.1 million increase in rent for Bank of Oklahoma.

     Data processing expenses increased $4.1 million or 24%. Bankcard processing charges increased $2.2 million due to a greater volume of transactions. Bank of Albuquerque data processing charges were approximately $545,000, including an estimated $350,000 for systems conversions and other start-up costs.

     Mortgage banking costs increased $6.0 million or 30% compared to 1997. Costs related to the origination and marketing of loans totaled $8.4 million, an increase of $1.3 million from 1997. Loans originated in 1998, excluding correspondent originations, totaled $850 million, an increase of 78% over 1997. This reflects the refinancing of loans due to lower interest rates throughout the year. Amortization of capitalized mortgage servicing increased to $17.5 million for 1998, compared to $12.8 million for 1997, due to accelerated loan prepayments.

     INCOME TAXES

     Income tax expense was $37.2 million in 1998, compared with $16.5 million in 1997, representing 33% and 20%, respectively, of book taxable income. Tax expense currently payable totaled $46.4 million in 1998 compared to $20.0 million in 1997. During 1998, Internal Revenue Service examinations for 1994 and 1995 were closed with no significant adjustments. During 1997, the Internal Revenue Service closed its examination of Bank of Oklahoma and BOK Financial for 1992 and 1993, respectively. As a result of the outcome of these examinations, we realized a $9.0 million tax allowance that was no longer needed. Income tax expense for 1997 was 31% of pre-tax book income excluding the elimination of this allowance.

     SECURITIES PORTFOLIO

     The table below presents the amortized costs and fair values of our securities portfolio at December 31, 1996, 1997 and 1998. Additional information regarding the securities portfolio is presented in Note 4 to the Consolidated Financial Statements included in this prospectus.

                                                               DECEMBER 31,
                                ---------------------------------------------------------------------------
                                         1996                      1997                      1998
                                -----------------------   -----------------------   -----------------------
                                AMORTIZED       FAIR      AMORTIZED       FAIR      AMORTIZED       FAIR
                                   COST        VALUE         COST        VALUE         COST        VALUE
                                ----------   ----------   ----------   ----------   ----------   ----------
                                                          (DOLLARS IN THOUSANDS)
Investment:
  U.S. Treasury...............  $    1,000   $      992   $      850   $      845   $      600   $      600
  Municipal and other tax-
     exempt...................     134,150      134,705      164,379      164,873      184,988      184,521
  Mortgage-backed U.S. agency
     securities...............      62,282       62,876       46,849       47,374       30,385       30,829
  Other debt securities.......         976          976        1,033        1,033       11,804       11,804
                                ----------   ----------   ----------   ----------   ----------   ----------
          Total...............  $  198,408   $  199,549   $  213,111   $  214,125   $  222,777   $  222,754
                                ==========   ==========   ==========   ==========   ==========   ==========
Available-for-sale:
  U.S. Treasury...............  $  200,505   $  201,091   $  277,618   $  278,402   $  158,314   $  158,945
  Municipal and other tax-
     exempt...................     160,813      161,358      107,196      108,720       86,647       87,526
  Mortgage-backed securities:
     U.S. agencies............     985,219      979,117    1,210,322    1,215,867    1,813,036    1,823,230
     Other....................       3,288        3,961        2,183        2,185        1,772        1,762
                                ----------   ----------   ----------   ----------   ----------   ----------
          Total mortgage-
            backed
            securities........     988,507      983,078    1,212,505    1,218,052    1,814,808    1,824,992
                                ----------   ----------   ----------   ----------   ----------   ----------

  Other debt securities.......         178          178        4,480        4,498          456          462
  Equity securities and mutual
     funds....................     106,655      113,417      130,196      139,739      141,727      147,711
                                ----------   ----------   ----------   ----------   ----------   ----------
          Total...............  $1,456,658   $1,459,122   $1,731,995   $1,749,411   $2,201,952   $2,219,636
                                ==========   ==========   ==========   ==========   ==========   ==========

     Securities are identified as either investment or available-for-sale based upon various factors, including asset/liability management strategies, liquidity and profitability objectives and regulatory requirements. Investment securities are carried at cost, adjusted for amortization of premiums or accretion of discounts. Amortization or accretion of mortgage-backed securities is periodically adjusted for estimated prepayments. Available-for-sale securities are those that may be sold prior to maturity based upon asset/liability management decisions. Securities identified as available-for-sale are carried at fair value. Unrealized gains or losses on available-for-sale securities, less applicable deferred taxes, are recorded as accumulated other comprehensive income in shareholders' equity.

     During 1998, we increased our securities portfolio by $485 million based on amortized cost, including $220 million from investment of the proceeds of the Bank of Albuquerque acquisition. Most notably, amortized cost of mortgage-backed securities classified as available-for-sale increased $602 million and U.S. Treasury securities decreased $119 million. These changes in the securities portfolio were made in expectation of the lower interest rates in 1998.

     LOANS

     The following table shows loans outstanding by loan type.

                                                            DECEMBER 31,
                                   --------------------------------------------------------------
                                      1994         1995         1996         1997         1998
                                   ----------   ----------   ----------   ----------   ----------
                                                       (DOLLARS IN THOUSANDS)
Commercial:
  Energy.........................  $  213,301   $  219,909   $  289,011   $  332,770   $  467,259
  Manufacturing..................     113,140      142,650      144,228      201,918      240,633
  Wholesale/retail...............     146,152      201,212      231,215      242,156      264,691
  Agriculture....................      89,791      103,165      125,097      151,525      155,103
  Services.......................     211,713      276,500      324,737      465,317      615,285
  Other commercial and
     industrial..................     129,196      143,143      127,089      105,714      198,385
                                   ----------   ----------   ----------   ----------   ----------
          Total commercial.......     903,293    1,086,579    1,241,377    1,499,400    1,941,356
                                   ==========   ==========   ==========   ==========   ==========
Commercial real estate:
  Construction and land
     development.................      39,398       50,389       67,826      102,800      172,258
  Multifamily....................     106,197      141,494      147,814      100,422      178,217
  Other real estate loans........     179,084      190,530      212,386      274,579      393,578
                                   ----------   ----------   ----------   ----------   ----------
          Total commercial real
            estate...............     324,679      382,413      428,026      477,801      744,053
                                   ==========   ==========   ==========   ==========   ==========
Residential mortgage.............     343,969      395,941      388,820      419,139      482,097
Residential mortgage-held for
  sale...........................      40,909       72,412       95,332       78,669       98,616
Consumer.........................     231,203      257,023      241,025      290,084      285,819
                                   ----------   ----------   ----------   ----------   ----------
          Total..................  $1,844,053   $2,194,368   $2,394,580   $2,765,093   $3,551,941
                                   ==========   ==========   ==========   ==========   ==========

     Loans increased $787 million or 28% during 1998, including $144 million from the branch acquisitions that formed the Bank of Albuquerque. Excluding this acquisition, loans increased $643 million or 23%. Commercial loans increased by $442 million or 29% over year-end 1997. This continues a trend of strong growth in commercial loans. Commercial loans constituted 55% of total loans at December 31, 1998 compared to 54% at December 31, 1997. Energy loans increased by $134 million or 40% during 1998 and totaled $467 million or 13% of the loan portfolio at year-end. Commercial loans to service entities increased by $150 million or 32% during 1998. Total commercial real estate loans grew by $266 million or 56% during 1998. Multifamily loans and construction and land development loans, which consist primarily of single family construction loans, increased by 77% and 68%, respectively, during 1998.

     While we continue to increase geographic diversification through expansion in the Dallas, Texas and Albuquerque, New Mexico areas, geographic concentration subjects the loan portfolio to the general economic conditions in Oklahoma. Notable loan concentrations by the primary industry of the borrowers are presented in the table above. Agriculture includes loans totaling $137 million to the cattle industry, and services includes loans totaling $120 million to the hotel industry. Commercial real estate loans are secured primarily by properties in the Tulsa or Oklahoma City metropolitan areas. The major components of other real estate loans are office buildings, $154 million, and retail facilities, $133 million.

     LOAN MATURITY AND INTEREST RATE SENSITIVITY ON DECEMBER 31, 1998

                                                            REMAINING MATURITIES OF SELECTED LOANS
                                                          ------------------------------------------
                                               TOTAL      WITHIN 1 YEAR   1-5 YEARS    AFTER 5 YEARS
                                             ----------   -------------   ----------   -------------
                                                             (DOLLARS IN THOUSANDS)
Loan maturity:

  Commercial...............................  $1,941,356    $  867,026     $  793,158     $281,172
  Commercial real estate...................     744,053       274,782        337,960      131,311
                                             ----------    ----------     ----------     --------
          Total............................  $2,685,409    $1,141,808     $1,131,118     $412,483
                                             ==========    ==========     ==========     ========
Interest rate sensitivity for selected
  loans with:
  Predetermined interest rates.............  $  533,287    $   90,704     $  302,749     $139,834
  Floating or adjustable interest rates....   2,152,122     1,051,104        828,369      272,649
                                             ----------    ----------     ----------     --------
          Total............................  $2,685,409    $1,141,808     $1,131,118     $412,483
                                             ==========    ==========     ==========     ========

     SUMMARY OF LOAN LOSS EXPERIENCE

     The reserve for loan losses, which is available to absorb losses inherent in the loan portfolio, totaled $65 million at December 31, 1998, compared to $53 million at December 31, 1997. This represents 1.88% and 1.98% of total loans, excluding loans held for sale, at December 31, 1998 and 1997, respectively. Losses on loans held for sale, principally mortgage loans accumulated for placement in securitized pools, are charged to earnings through adjustments in carrying value to the lower of cost or market value, in accordance with accounting standards applicable to the mortgage banking industry.

     The table below presents statistical information regarding the reserve for loan losses for the past five years.

                                                           YEAR ENDED DECEMBER 31,
                                               -----------------------------------------------
                                                1994      1995      1996      1997      1998
                                               -------   -------   -------   -------   -------
                                                           (DOLLARS IN THOUSANDS)
Beginning balance............................  $37,261   $38,271   $38,287   $45,148   $53,101
  Loans charged off:
     Commercial..............................    1,112       753     2,318     3,343     3,175
     Commercial real estate..................      227       171       523       698       175
     Residential mortgage....................      553       190       237       409       151
     Consumer................................    1,345     2,874     3,432     4,753     3,977
                                               -------   -------   -------   -------   -------
          Total..............................    3,237     3,988     6,510     9,203     7,478
                                               -------   -------   -------   -------   -------
  Recoveries of loans previously charged off:
     Commercial..............................    1,366     1,579     3,747     2,530     1,483
     Commercial real estate..................      972       987     4,113       957     1,398
     Residential mortgage....................      157       373       262       555       162
     Consumer................................      602       834       982     1,563     1,814
                                               -------   -------   -------   -------   -------
          Total..............................    3,097     3,773     9,104     5,605     4,857
                                               -------   -------   -------   -------   -------
  Net loans charged off (recoveries).........      140       215    (2,594)    3,598     2,621
  Provision for loan losses..................      195       231     4,267     9,026    14,451
  Additions due to acquisitions..............       --        --        --     2,525        --
                                               -------   -------   -------   -------   -------
Ending balance...............................  $38,271   $38,287   $45,148   $53,101   $64,931
                                               =======   =======   =======   =======   =======
Reserve for loan losses to loans outstanding
  at year-end(1).............................     2.12%     1.80%     1.96%     1.98%     1.88%
Net charge-offs (recoveries) to average
  loans......................................      .01       .01      (.12)      .14       .09
Provision for loan losses to average loans...      .01       .01       .19       .35       .50
Recoveries to gross charge-offs..............    95.68%    94.61%   139.85%    60.90%    64.95%
Reserve as a multiple of net charge-offs
  (recoveries)...............................   273.36x   178.08x   (17.40)x   14.76x    24.77x
                                               -------   -------   -------   -------   -------
PROBLEM LOANS
Loans past due (90 days).....................  $ 1,118   $ 2,625   $ 9,639   $10,575   $ 9,414
Nonaccrual(2)................................   20,114    29,288    18,835    18,767    13,116
Renegotiated.................................       --        --        --       207        --
                                               -------   -------   -------   -------   -------
          Total..............................  $21,232   $31,913   $28,474   $29,549   $22,530
                                               =======   =======   =======   =======   =======
Foregone interest on nonaccrual loans(2).....  $ 1,392   $ 2,928   $ 2,975   $ 2,882   $ 2,173
                                               =======   =======   =======   =======   =======

------------------

(1) Excludes residential mortgage loans held for sale which are carried at the lower of aggregate cost or market value.

(2) Interest collected and recognized on nonaccrual loans was $3.3 million in 1998 and was immaterial in previous years disclosed.

     The adequacy of the reserve for loan losses is assessed by management based upon an ongoing quarterly evaluation of the probable estimated losses inherent in the portfolio, and includes probable losses on both outstanding loans and unused commitments to provide financing. A consistent methodology has been developed that includes reserves assigned to specific criticized loans, general reserves that are based upon a statistical migration analysis for each category of loans and unallocated reserves that are based upon an analysis of current economic conditions, loan concentrations, portfolio growth, and other relevant factors. An independent Credit Administration department is responsible for performing this evaluation for all of our subsidiaries to ensure that the methodology is applied consistently.

     All significant criticized loans are reviewed quarterly. Written documentation of these reviews are prepared. Specific reserves for impairment are determined in accordance with generally accepted accounting principles and appropriate regulatory standards. At December 31, 1998, specific impairment reserves totaled $1.4 million.

     The adequacy of general loan loss reserves is determined primarily through an internally developed migration analysis model. Management uses an eight-quarter aggregate accumulation of net loan losses as the basis for this model. Greater emphasis is placed on net loan losses in the more recent periods. This model is used to assign general loan loss reserves to commercial loans and leases, residential mortgage loans and consumer loans. All loans, leases and letters of credit are allocated a migration factor by this model. We can override the general allocation only by utilizing a specific allocation that is greater than the general allocation. General loan loss reserves assigned to various categories of loans are presented in the table below.

     We have assessed the risk of loan losses due to the impact of Year 2000 risks on our customers. A standard questionnaire was completed for a majority of our commercial loan customers to assess the potential risk of Year 2000 on the customer's operations and the status of customer actions to address these risks. Customers were assigned to risk categories based upon the results of this assessment and a range of potential losses was determined for each category. We continue to monitor the status of customer preparation for Year 2000 and to update the risk assessment.

     A nonspecific allowance for loan losses is maintained for risks beyond those factors specific to a particular loan or those identified by the migration analysis. These factors include trends in general economic conditions in our primary lending areas, duration of the business cycle, specific conditions in industries where we have a concentration of loans, overall growth in the loan portfolio, error potential in either the migration analysis model or in the underlying data and other relevant factors. A range of potential losses is then determined for each factor identified. At December 31, 1998, the loss potential ranges for the more significant factors are:

     - concentration of large loans--$2.1 million to $4.1 million;

     - general economic conditions--$1.2 million to $2.4 million; and

     - loan portfolio growth and expansion into new markets--$1.5 million to $2.9 million.

     A provision for loan losses is charged against earnings in amounts necessary to maintain an adequate reserve for loan losses. These provisions totaled $14.5 million for 1998, compared with $9.0 million for 1997. The increased provision for 1998 reflected management's assessment of increased risk of loan losses due primarily to continued growth in the loan portfolio, geographic expansion of our market area to include Dallas, north Texas and New Mexico, and current weaknesses in the energy and agriculture sectors.

     LOAN LOSS RESERVE ALLOCATION

     The following table presents the allocation of the reserve for loan losses.

                                                          December 31,
                       ----------------------------------------------------------------------------------
                               1994                    1995                    1996               1997
                       ---------------------   ---------------------   ---------------------   ----------
                                      % of                    % of                    % of
                       Reserve(3)   Loans(1)   Reserve(3)   Loans(1)   Reserve(3)   Loans(1)   Reserve(3)
                       ----------   --------   ----------   --------   ----------   --------   ----------
                                                     (dollars in thousands)
Loan category:
  Commercial(2)......   $24,533       50.09%    $26,446       51.21%    $26,741       53.99%    $34,981
  Commercial real
    estate...........     2,524       18.01       3,774       18.02       3,907       18.62       3,233
  Residential
    mortgage.........       556       19.08         638       18.66       1,651       16.91       1,778
  Consumer...........     3,436       12.82       2,556       12.11       5,174       10.48       5,728
  Nonspecific
    allowance........     7,222          --       4,873          --       7,675          --       7,381
                        -------      ------     -------      ------     -------      ------     -------
        Total........   $38,271      100.00%    $38,287      100.00%    $45,148      100.00%    $53,101
                        =======      ======     =======      ======     =======      ======     =======

                                 December 31,
                       --------------------------------
                         1997             1998
                       --------   ---------------------
                         % of                    % of
                       Loans(1)   Reserve(3)   Loans(1)
                       --------   ----------   --------
                            (dollars in thousands)
Loan category:
  Commercial(2)......    55.81%    $37,545       56.22%
  Commercial real
    estate...........    17.79       7,945       21.55
  Residential
    mortgage.........    15.60       1,794       13.96
  Consumer...........    10.80       6,678        8.27
  Nonspecific
    allowance........       --      10,969          --
                        ------     -------      ------
        Total........   100.00%    $64,931      100.00%
                        ======     =======      ======

------------------

(1) Excludes residential mortgage loans held for sale which are carried at the lower of aggregate cost or market value.

(2) Specific allocations for Year 2000 risks were $3.6 million in 1998 and $4.8 million in 1997; see "-- Year 2000 Considerations".

(3) Specific allocations for the loan concentration risks are included in the appropriate category: Energy, Agriculture and Hotel/Motel.

     NONPERFORMING ASSETS

     The following table presents an analysis of nonperforming assets.

                                                                DECEMBER 31,
                                               -----------------------------------------------
                                               1994(3)   1995(3)   1996(3)   1997(3)    1998
                                               -------   -------   -------   -------   -------
                                                           (DOLLARS IN THOUSANDS)
NONPERFORMING LOANS
  Nonaccrual loans:
     Commercial..............................  $11,238   $14,646   $13,494   $12,717   $ 8,386
     Commercial real estate..................    5,273    10,621     2,313     2,960     1,684
     Residential mortgage....................    2,916     2,794     2,495     2,441     1,928
     Consumer................................      687     1,227       533       649     1,118
                                               -------   -------   -------   -------   -------
          Total nonaccrual loans.............   20,114    29,288    18,835    18,767    13,116
  Renegotiated loans.........................       --        --        --       207        --
                                               -------   -------   -------   -------   -------
          Total nonperforming loans..........   20,114    29,288    18,835    18,974    13,116
  Other nonperforming assets.................    4,100     3,399     4,576     5,258     4,600
                                               -------   -------   -------   -------   -------
          Total nonperforming assets.........  $24,214   $32,687   $23,411   $24,232   $17,716
                                               =======   =======   =======   =======   =======
RATIOS:
  Reserve for loan losses to nonperforming
     loans...................................   190.27%   130.73%   239.70%   279.86%   495.05%
  Nonperforming loans to period-end
     loans(2)................................     1.12      1.38       .82       .71       .38
                                               =======   =======   =======   =======   =======
Loans past due (90 days)(1)..................  $ 1,118   $ 2,625   $ 9,639   $10,575   $ 9,414
                                               =======   =======   =======   =======   =======
------------------
(1) Includes residential mortgages guaranteed
    by agencies of the U.S. Government.......  $    --   $    --   $ 4,755   $ 7,072   $ 8,122
     Excludes residential mortgages
     guaranteed by agencies of the U.S.
     Government in foreclosure...............    6,549     6,754     9,177     7,396     6,953
(2) Excludes residential mortgage loans held
    for sale.
(3) Nonperforming assets for prior years have
    been restated to exclude loans past due 90
    days to conform with current year
    presentations.

     Nonperforming assets were $18 million at December 31, 1998 and $24 million at December 31, 1997. Nonperforming loans include nonaccrual loans and renegotiated loans. Nonaccrual commercial loans decreased during 1998 due to significant improvement in one customer relationship. The total nonaccrual principal balance on this relationship of $5.1 million at December 31, 1997 was reduced by $4.0 million through cash collections during 1998. The remaining unpaid principal was returned to accruing status. Additionally, interest income of $1.3 million was collected and recognized in 1998.

     The loan review process also identifies loans which possess more than the normal amount of risk due to deterioration in the financial condition of the borrower or the value of the collateral. Because the borrowers are performing in accordance with the original terms of the loan agreements and no loss of principal or interest is anticipated, such loans are not included in the nonperforming assets totals. These loans are assigned to various risk categories in order to focus management's attention on the loans with higher risk of loss. At December 31, 1998, loans totaling $60 million were assigned to the substandard risk category and loans totaling $31 million were assigned to the special mention risk category, compared to $57 million and $68 million, respectively, at December 31, 1997. The decrease in special mention loans was primarily due to the pay-off of two loans that totaled $18.9 million and the upgrading of two loans that totaled $13.1 million due to improved performance and collateral value.

     LEASING AND MEZZANINE FINANCING

     We engage in lease and mezzanine financing through our subsidiary, BOK Capital Services Corporation ("BCS"). These activities generally have a higher return potential but have a higher risk of loss than those normally permissible for banks. Most notably, at December 31, 1998, other assets included $28.8 million of natural gas compressors and other equipment that is leased to various customers by entities in which BCS is a general partner. The terms of these leases are generally much shorter than the estimated useful lives of the equipment. Therefore, as each lease expires, there is a risk that the remaining net book value of the equipment may not be recovered based upon market conditions and re-leasing opportunities at that time.

     DEPOSITS

     Average deposits for 1998 increased $407 million compared to 1997, including $33 million from acquisitions. Demand deposits, interest-bearing transaction accounts and time deposits increased by $144 million, $128 million and $99 million, respectively. The average cost of each category of interest-bearing deposits has decreased during 1998 due to lower market interest rates.

                                                              AVERAGE BALANCES
                                                           -----------------------
                                                              1997         1998
                                                           ----------   ----------
                                                           (DOLLARS IN THOUSANDS)
Core deposits............................................  $2,422,803   $2,562,111
Public funds.............................................     330,757      383,902
Uninsured deposits.......................................     718,315      932,788
                                                           ----------   ----------
          Total..........................................  $3,471,875   $3,878,801
                                                           ==========   ==========

     As shown in the table above, average core deposits increased $139 million to $2.6 billion. This represented 66% of total deposits in 1998, compared to 70% for 1997. Concurrently, uninsured deposits increased to 24% of total deposits for 1998, compared to 21% in 1997. Average uninsured deposits included approximately $156 million of brokered deposits. Uninsured deposits as used in this presentation is based on a simple analysis of account balances and does not reflect combined ownership and other account styling that would determine insurance based on FDIC regulations.

     We compete for deposits by offering a broad range of products and services to our customers. While this includes offering competitive interest rates and fees, the primary means of competing for deposits is convenience and service to the customers. We offer banking convenience to our customers though 64 branches, including 26 branches with extended hours in local supermarkets and a 24-hour ExpressBank call center. During 1998, we opened three supermarket branches and introduced an Internet home banking service. We plan to open four new supermarket branches in 1999 to further enhance customer convenience. Our acquisition of 17 branches in New Mexico, including 15 in Albuquerque, provided a significant new source of deposits and entrance into this market.

     MATURITY OF DOMESTIC CDS AND PUBLIC FUNDS IN AMOUNTS OF $100,000 OR MORE

                                                                 DECEMBER 31,
                                                            -----------------------
                                                              1997          1998
                                                            ---------     ---------
                                                            (DOLLARS IN THOUSANDS)
Months to maturity:
  3 or fewer..............................................  $336,003      $464,996
  Over 3 through 6........................................   203,268        97,256
  Over 6 through 12.......................................    96,273        94,322
  Over 12.................................................    74,074        68,056
                                                            --------      --------
          Total...........................................  $709,618      $724,630
                                                            ========      ========

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Net interest revenue, on a taxable-equivalent basis, totaled $165.2 million for 1997 compared to $135.8 million in 1996. This increase in net interest revenue was due to increases in both net interest margin and average earning assets. The yield on average earning assets increased from 7.79% in 1996 to 7.85% in 1997, as both securities and loans showed yield increases. At the same time, the cost of interest-bearing liabilities decreased from 4.94% to 4.88%, due primarily to a 22 basis point decrease in rates paid on deposits.

Interest rate swaps reduced interest expense by $1.2 million in 1997, compared to $1.4 million in 1996. Average earning assets increased $676 million, including $265 million from acquisitions, $216 million from net loan fundings and $172 million from securities purchases. Over the same period, average interest-bearing liabilities increased $573 million, including $190 million from acquisitions and $293 million from borrowed funds. The growth in average earnings assets in excess of the growth in average interest-bearing liabilities contributed $23.3 million to the increase in net interest income in 1997.

     Net interest margin increased from 3.54% in 1996 to 3.66% in 1997, due primarily to yield improvements on securities and loans combined with lower rates paid on deposits. The yield improvement on securities and loans reflects repricing opportunities in response to a 25 basis point increase in the national prime rate in the first quarter of 1997.

     Other operating revenue for 1997 increased $24.4 million or 23% compared to 1996. Service fees on deposits totaled $28.7 million, an increase of 19% over 1996, while revenue generated by card-based transactions such as the TransFund ATM network, bankcards and related merchant deposits increased by 35% to $19.3 million. These increases were generally due to a higher volume of transactions processed in 1997. Leasing revenue increased to $5.9 million in 1997, compared to $2.2 million in 1996. The financing of specialty oil field and other energy-related equipment, primarily through operating leases, was developed in 1996 and continued to grow in 1997.

     Other operating expense totaled $195.2 million for 1997, compared to $159.0 million in 1996, an increase of 23%. Notable large or nonrecurring expenses affected the 1997 increase. These items included $12.7 million from Bank of Texas acquisitions (primarily personnel costs of $5.3 million and amortization expense of $3.9 million), a provision of $4.1 million for impairment of mortgage servicing rights due to falling interest rates, a contribution of stock with a cost of $3.6 million (market value at the time of donation was $7.0 million) to the BOK Charitable Foundation, equipment expenses of $1.0 million in conjunction with the development of a new retail banking computer system and professional fees of $660,000 for consulting assistance on recommendations for revenue enhancement and expense control opportunities. Excluding these items from 1997 and excluding nonrecurring charges related to the Savings and Loan Insurance Fund of $7.6 million from 1996, "core" operating expenses, excluding OREO gains, increased $21.0 million, or 13.5%.

     Personnel expense, excluding acquisitions, increased $10.5 million or 14.6%. Regular compensation, including overtime, increased $6.7 million or 13.3%. Staffing on a FTE basis increased by 101 employees or 4.8% while average compensation per FTE increased 9.3%. These changes reflect the addition of several senior-level positions in both the lending and operations area as well as additional support staff. Incentive compensation increased by $2.2 million, or 35.7% compared to 1996, due to growth in revenue over pre-determined targets.

     Net occupancy, equipment and data processing expense for 1997, excluding acquisitions and retail banking computer systems costs, increased $2.8 million or 9.2% compared to 1996. This included a $1.1 million decrease in equipment costs due to lower maintenance costs. Net occupancy expense decreased $856,000 due primarily to a $2.0 million increase in rental income at our main offices in Oklahoma City. Data processing expenses increased $3.8 million or 31.4%, due to a higher volume of transactions processed.

     Mortgage banking costs increased $8.2 million or 52% compared to 1996. Excluding provisions for the impairment of capitalized mortgage servicing rights, mortgage banking costs increased $4.5 million or 29.1% due primarily to a $3.2 million increase in the amortization of capitalized mortgage servicing rights. Additionally, expenses related to the origination and servicing of government guaranteed loans increased $1.3 million due to a larger volume of transactions. The efficiency ratio remained unchanged from 1996 at 64.0%.

     Income tax expense was $16.5 million for 1997, compared with $15.3 million for 1996, representing 20% and 22%, respectively, of book taxable income. Tax expense currently payable totaled $20.0 million in 1997 compared to $19.0 million in 1996. During 1996, the limitation on the use of certain built-in losses and net operating loss carryforwards from the acquisition of Bank of Oklahoma by BOK Financial in 1991 expired. As a result, valuation allowances totaling $6.2 million related to these items were eliminated. Income tax expense for 1996 was 31% of pre-tax book income excluding the elimination of these allowances.

     Loans increased $371 million or 15.5% during 1997, including $138 million from the acquisitions of First National Bank of Park Cities and First Texas Bank. Excluding period end loans of $152 million at Bank of Texas, loans increased $219 million or 9.1%. This increase was the result of continued strength in the Oklahoma economy and of our efforts to capitalize on the disruptions in banking relationships caused by bank mergers. Commercial loans increased by $207 million or 16.7%, excluding acquisitions, over year-end 1996. This continues a trend of strong growth in commercial loans. Commercial loans constituted 54% of total loans at December 31, 1997, compared to 52% at December 31, 1996. Energy loans totaled $333 million or 12% of the loan portfolio at year-end.

     The reserve for loan losses totaled $53 million at December 31, 1997, compared to $45 million at December 31, 1996. These amounts represented 1.98% and 1.96% of total loans, excluding loans held for sale, at December 31, 1997 and 1996, respectively. Provision for loan losses totaled $9.0 million for 1997, compared to $4.3 million for 1996. The increased provision for 1997 reflected management's assessment of increased risk of loan losses due primarily to continued growth in the loan portfolio and criticized assets, geographic expansion of our market area to include Dallas, north Texas and New Mexico and an expectation that economic activities will moderate in our primary market areas. Nonperforming assets, excluding loans past due 90 days, were $24 million at December 31, 1997 and $23 million at December 31, 1996.

LIQUIDITY AND CAPITAL RESOURCES

     We use several borrowing sources to supplement deposits as a source of funds to support asset growth. These sources primarily include federal funds purchased and securities repurchase agreements, advances from the Federal Home Loan Bank and borrowings from lines of credit through commercial banks. Average borrowed funds increased $58 million or 5% over 1997 and represented 20% of all funds for 1998 compared to 21% for 1997. By year-end 1998, borrowed funds increased to 25% of all funds due to additional borrowings to support the formation and initial capitalization of Bank of Albuquerque. Interest rates and maturity dates for the various sources of funds are matched with specific types of assets in the asset/liability management process.

     During the fourth quarter of 1998, we filed a shelf registration statement with the Securities and Exchange Commission for the issuance of up to $250 million of senior debt securities. These securities will be direct, unsecured obligations of BOK Financial and are not insured by the Federal Deposit Insurance Corporation or guaranteed by any governmental agency. Payment of principal and interest is dependent upon dividends paid to us by our banking subsidiaries. Such dividends are limited by regulations of the Comptroller of the Currency. We expect to issue debt securities pursuant to this shelf registration during 1999.

     We increased our lines of credit with two commercial banks to a total of $100 million in conjunction with the formation and initial capitalization of Bank of Albuquerque. The total outstanding balance on these lines was $92 million at December 31, 1998. We have committed to reduce the combined amount of these lines to no more than $50 million in the second half of 1999.

     We issued $150 million of 10-year subordinated notes, discounted to a cost of 7.2%, during 1997. These notes are unsecured obligations of Bank of Oklahoma, are not insured by the FDIC or any other government agency and are not guaranteed by us. Standard & Poor's Rating Service rated the notes as BBB; Moody's Investor Service, Baa3; and Thomson Bank Watch, A-. Concurrent with the issuance of these notes, $50 million was paid as dividends to us to repay existing debt, including a $20 million subordinated debenture due to an affiliate of George B. Kaiser, our principal shareholder. We retained the remaining proceeds to fund asset growth. Interest rate swaps with a notional amount of $100 million are used to change the cost of these notes from fixed rate to variable rate. We receive a fixed weighted-average rate of 6.77% on these swaps and pay the one-month London InterBank Offering Rate ("LIBOR"). See
Note 9 to our Consolidated Financial Statements for additional information.

     Our equity capital averaged $467 million and $394 million for 1998 and 1997, respectively. The $73 million increase resulted from 1998 earnings and a $9 million increase in unrealized gains on available-for-sale securities. During 1998, we repurchased approximately 386,000 shares of our common stock for $9.1 million under a previously announced stock repurchase program. This program terminated on December 31, 1998.

     We have identified capital and funding needs of approximately $105 million for anticipated growth in 1999. These include potential acquisitions and the previously noted repayment of bank debt. Resources available to meet these needs include dividends from our banking subsidiaries and the possible issuance of senior subordinated debt. Timing and extent of future growth plans will be evaluated based upon available resources.

MARKET RISK

     Market risk is a broad term for the risk of economic loss due to adverse changes in the fair value of a financial instrument. These changes may be the result of various factors, including interest rates, foreign exchange rates, commodity prices or equity prices. In addition, the financial instruments subject to market risk can be classified either as held for trading or held for purposes other than trading.

     We are subject to market risk primarily through the effect of changes in interest rates on both our portfolio of assets held for purposes other than trading and trading assets. The effect of other changes, such as foreign exchange rates, commodity prices or equity prices, do not pose material market risk to us. The responsibility for managing market risk rests with the Asset/Liability Committee, which operates under policy guidelines established by the Board of Directors. The negative acceptable variation in net earnings and economic value of equity due to a 200 basis point increase or decrease in interest rates is generally limited by these guidelines to +/- 10%. These guidelines also establish maximum levels for short-term borrowings, short-term assets and public and brokered deposits and establish minimum levels for unpledged assets, among other things. Compliance with these guidelines is reviewed monthly.

     INTEREST RATE RISK MANAGEMENT (OTHER THAN TRADING)

     We perform a sensitivity analysis to identify more dynamic interest rate risk exposures, including embedded option positions, on net interest revenue, net income and economic value of equity. A simulation model is used to estimate the effect of changes in interest rates over the next 12 months based on three interest rate scenarios. These are a "most likely" rate scenario and two "shock test" scenarios, the first assuming a sustained parallel 200 basis point increase and the second a sustained parallel 200 basis point decrease in interest rates. An independent source is used to determine the most likely interest rates for the next year. Our primary interest rate exposures include the Federal Reserve Bank's discount rate, which affects short-term borrowings, the prime lending rate and LIBOR, which are the basis for much of the variable-rate loan pricing, the 30-year mortgage rate, which directly affects the prepayment speeds for mortgage-backed securities and mortgage servicing rights and the ten-year U.S. Treasury rate, which affects the value of the mortgage servicing hedges. Derivative financial instruments and other financial instruments used for purposes other than trading are included in this simulation. In addition, sensitivity of fee-based revenue to market interest rate levels, such as those related to cash management services and mortgage servicing, are included. The model incorporates management's assumptions regarding the level of interest rate or balance changes on indeterminable maturity deposits (demand deposits, interest-bearing transaction accounts and savings accounts) for a given level of market rate changes. The assumptions have been developed through a combination of historical analysis and future expected pricing behavior. Interest rate swaps on all products are included to the extent that they are effective in the 12-month simulation period. In addition, changes in prepayment behavior of holders of mortgage-backed securities, residential mortgage loans and mortgage servicing rights in each rate environment are captured using industry estimates of prepayment speeds for various coupon segments of the portfolio. Finally, the impact of planned growth and new business activities is factored into the simulation model. At December 31, 1998 and 1997, this modeling indicated interest rate sensitivity as follows:

     Interest Rate Sensitivity

                                 200 BP INCREASE        200 BP DECREASE         MOST LIKELY
                               -------------------    -------------------    ------------------
                                1997        1998        1997       1998       1997       1998
                               -------    --------    --------    -------    -------    -------
                                                    (DOLLARS IN THOUSANDS)
Anticipated impact over the
  next twelve months:
  Net interest revenue.......  $ 2,801    $  2,314    $ (1,880)   $(3,932)   $   814    $(1,013)
          Percent of total...      1.5%        1.1%       (1.0)%     (1.9)%      0.4%      (0.5)%
                               -------    --------    --------    -------    -------    -------
  Net income.................  $ 4,844    $  1,847    $(23,706)   $(4,114)   $   492    $   (41)
          Percent of total...      6.7%        2.0%      (32.7)%     (4.5)%      0.7%       0.0%
                               -------    --------    --------    -------    -------    -------
  Economic value of equity...  $20,264    $(79,092)   $  7,780    $ 3,763    $(2,719)   $10,096
          Percent of total...      3.0%      (10.1)%       1.1%       0.5%      (0.4)%      1.3%
                               -------    --------    --------    -------    -------    -------

     The estimated effect of changes in interest rates on net interest revenue or net income is not projected to be significant within the +/-200 basis point range of assumptions. However, this modeling indicated that under the 200 basis point increase scenario, our economic value of equity would decrease by $79.1 million due primarily to the effect of rising interest rates on the value of the securities portfolio.

     Throughout 1997 and into the first quarter of 1998, we recognized that we had a significant risk of loss on our capitalized mortgage servicing rights in a declining interest rate environment. During the second quarter of 1998, a program to hedge this exposure through the use of futures contracts, call options and put options was developed. These derivatives are based upon ten-year U.S. Treasury securities. The changes in value of these derivatives have a highly correlated, inverse relation to changes in value of the mortgage servicing rights. The interest rate sensitivity of the mortgage servicing portfolio and the related hedge is modeled over a range of + / -50 basis points. At December 31, 1998, the pre-tax results of this modeling are as follows:

     Mortgage Servicing Interest Rate Sensitivity

                                                        50 BP INCREASE   50 BP DECREASE
                                                        --------------   --------------
                                                            (DOLLARS IN THOUSANDS)
Anticipated change in:
  Mortgage servicing rights...........................     $11,886          $(15,680)
  Hedging instruments.................................     (11,567)           11,960
                                                           -------          --------
          Net.........................................     $   319          $ (3,720)
                                                           =======          ========

     The simulations used to manage market risk are based on numerous assumptions regarding the effect of changes in interest rates on the timing and extent of repricing characteristics, future cash flows and customer behavior. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net interest revenue, net income or economic value of equity or precisely predict the impact of higher or lower interest rates on net interest revenue, net income or economic value of equity. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.

     We use interest rate swaps, an off-balance sheet derivative product, in managing our interest rate sensitivity. These products are generally used to more closely match interest paid on certain long-term certificates of deposit and subordinated debt with earning assets. During 1998, income from these swaps exceeded the cost of the swaps by $1.7 million. Credit risk from these swaps is closely monitored, and counterparties to these contracts are selected on the basis of their credit worthiness, among other factors. Derivative products are not used for speculative purposes; see Note 14 to our Consolidated Financial Statements for additional information.

     TRADING ACTIVITIES

     We enter into trading account activities both as an intermediary for customers and for our own account. As an intermediary, we will take positions in securities, generally mortgage-backed securities, government agency securities and municipal bonds. These securities are purchased for resale to customers, which include individuals, corporations, foundations and financial institutions. We will also take trading positions in U.S. Treasury securities, mortgage-backed securities, municipal bonds and financial futures for our own account through either Bank of Oklahoma or BOSC, Inc. These positions are taken with the objective of generating trading profits. Both of these activities involve interest rate risk.

     A variety of methods are used to manage the interest rate risk of trading activities. These methods include a daily marking of all positions to market value, independent verification of inventory pricing and position limits for each type of trading activity. Hedges in either the futures or cash markets may be used to reduce the risk associated with some trading positions. The Risk Management Department monitors trading activity daily and reports to senior management and the Risk Oversight and Audit Committee of our Board of Directors on any exceptions to trading position limits and risk management policy exceptions.

     During 1998, we adopted a Value at Risk ("VAR") methodology to measure the market risk inherent in our trading. VAR is calculated based upon historical simulations over the past five years. It represents an amount of market loss that is likely to be exceeded only one out of every 100 two-week periods. Trading positions are managed within guidelines approved by the Board of Directors. These guidelines limit the nominal aggregate trading positions to $360 million and the VAR to $5.6 million. At December 31, 1998, the nominal aggregate trading position was $109 million, and the VAR was $3.1 million. The year-end position was near the high VAR for the year.

NEW ACCOUNTING STANDARDS

     During 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") which is required to be adopted in years beginning after June 15, 1999. FAS 133 permits early adoption as of the beginning of any fiscal quarter that begins after June 1998. We expect to adopt FAS 133 effective January 1, 2000. FAS 133 will require the recognition of all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives will either be offset against changes in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

     We have not yet determined what the effect of FAS 133 will be on our earnings and financial position.

YEAR 2000 CONSIDERATIONS

     The Year 2000 issue, in general, is the result of computer programs being written using two digits rather than four to define the applicable year. Any computer programs, including information technology ("IT") and noninformation technology ("non-IT") systems, that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions or to engage in similar normal business activities.

     The Federal Financial Institution Examination Council ("FFIEC") provides regulatory guidance on our and other financial institutions' Year 2000 compliance and has outlined five phases to effectively manage the Year 2000 issues. The phases are: Awareness, Assessment, Renovation, Validation and Implementation. The FFIEC encouraged institutions to have all mission-critical applications identified and priorities set by September 30, 1997 and to have renovation work largely completed and testing well underway by December 31, 1998. Furthermore, the FFIEC required that testing of mission-critical systems be substantially complete by June 30, 1999.

     Assisting in our Year 2000 efforts are the Year 2000 Oversight Committee, comprised of various members of executive management, as well as a Year 2000 Project Team, which includes representatives from our major business units. Both groups meet on a regular basis to monitor and discuss continuing Year 2000 developments for both IT and non-IT systems. Our Board of Directors recognizes the importance of and supports these Year 2000 initiatives.

     Outsourced providers of data processing services run most critical applications. These processors have been contacted and have provided compliance status reports for their respective hardware and software systems. Our core processing systems are outsourced to FiServ Solutions, Inc. ("FiServ"), based in Pittsburgh, Pennsylvania. FiServ is an international data processing company that specializes in financial institution data processing and is subject to regulatory requirements imposed upon bank data processors. Our personnel are members of FiServ's customer advisory committee and directly participated in the coordination of the testing process for these applications. We receive monthly updates from FiServ to monitor progress towards completion of the Year 2000 compliance process.

     Our trust accounting systems are outsourced to M&I Data Services ("M&I"), based in Milwaukee, Wisconsin. Proxy testing of the M&I trust accounting system was conducted in June, 1998 by members of M&I's staff. The test procedures and results were subject to review by the M&I Advisory Board, which included a BOK Financial representative. The results of this testing have been analyzed and accepted as satisfactory by our management. We also receive processing services from Mellon Network Services, based in Pittsburgh, Pennsylvania, and SunGard Securities Systems in Hopkins, Minnesota. Both Mellon's and SunGard's systems have also been successfully renovated, tested and implemented.

     Overall, we are well ahead of the FFIEC guidelines. There were 281 core IT applications identified which required testing, 53 of these applications were deemed mission critical. Testing of these critical applications has been completed. All mission critical, non-IT systems within our control have been successfully tested. Written representations as to Year 2000 readiness have been received for all other mission critical, non-IT systems.

     We have also initiated communication with large customers to determine what steps they have undertaken to ensure they are prepared for Year 2000. This effort has enabled us to develop contingency plans related to the possible effects of the Year 2000 issue on the credit risk of our borrowers, cash flow disruptions of its funds providers and our overall liquidity needs. We have included the potential effect of Year 2000 on the credit risk of our borrowers in determining the adequacy of our loan loss reserve.

     FFIEC guidelines require financial institutions to substantially complete the four phases of the Year 2000 business resumption contingency planning process no later than June 30, 1999. Our Year 2000 Project Team is focused on preparation for the Year 2000 event. Plans are being finalized to address situations that arise as a result of internal or external disruptions. These plans have been completed and include a definition of and a plan to address the most reasonably likely worst case scenario. Our system change control policy requires that new enhancements or initiatives within the company or at our outsourced providers be tested for Year 2000 compliance prior to introduction to our processing environment. This policy includes severe limitations on all changes from October 1, 1999 through February 29, 2000. Finally, plans are being developed to have key resources available throughout all high-risk processing periods during December 1999, January 2000 and February 2000.

     We invested approximately $9.9 million in computer systems upgrades during 1998, including approximately $405,000 directly related to the Year 2000 issue. The majority of computer systems upgrades have been planned in the normal course of business for competitive reasons, although compliance with Year 2000 issues is a factor in determining the timing of such upgrades. These investments are in addition to upgrades for Year 2000 compliance by outside processors that provide services to us. During 1997, we invested $5.2 million in computer systems upgrades with minimal expenditures directly related to the Year 2000 issue. Based upon 1998 expenditures and the anticipated 1999 expenditures, management believes that the costs of the Year 2000 compliance efforts will not materially affect our results of operations, liquidity or capital resources.

     The foregoing forward-looking statements, including the costs of addressing the Year 2000 issue and the dates upon which compliance will be attained, reflect management's current assessment and estimates with respect to our Year 2000 compliance effort. Various factors could cause actual plans and results to differ materially from those contemplated by such assessments, estimates and forward-looking statements, many of which are beyond our control. Some of these factors include, but are not limited to, third party modification plans, availability of technological and monetary resources, representations by vendors and counter parties, technological advances, economic considerations and consumer perceptions. Our Year 2000 compliance program is an ongoing process involving continual evaluation and may be subject to change in response to new developments.

                                    BUSINESS

    BOK Financial Corporation is the largest bank holding company headquartered in the State of Oklahoma. We conduct business primarily in Oklahoma and selected markets in neighboring states. We provide a broad array of financial products and services to major corporations, middle-market companies, small businesses, retail customers and other entities, including:

    o  corporate, small business and consumer lending;

    o  deposit taking;

    o  corporate treasury services and cash management;

    o  mortgage lending and servicing;

    o  trust and asset management services;

    o  automated teller machine network services; and

    o  capital markets services.

    We have the number one deposit market share in Oklahoma and a leading market position in nine of the 11 Oklahoma counties in which we operate. At March 31, 1999, approximately 76% of our assets were managed in Tulsa and in Oklahoma City and 8% in the Dallas/Fort Worth area, with additional assets managed in other Oklahoma markets, Fayetteville, Arkansas and Albuquerque, New Mexico. We are the largest originator of mortgage loans in Oklahoma, serve as the state's leading fiduciary and own the state's largest ATM/EFT network and supermarket banking network.

    As of March 31, 1999, we had:

    o  assets of $7.0 billion;

    o  loans of $3.6 billion;

    o  deposits of $4.3 billion; and

    o  shareholders' equity of $519.2 million.

For 1998, we had net income of $74.7 million, and for the three months ended March 31, 1999, we had net income of $19.8 million.

COMPETITIVE ADVANTAGES

    We are a leading provider of financial services in Oklahoma and selected markets in neighboring states. Our ability to maintain and further enhance our competitive position is based on a number of significant competitive advantages which include:

    o STRONG FINANCIAL GROWTH AND CAPITAL POSITION. We have consistently achieved financial performance and growth superior to that of comparable banks:

       -- 19.8% compounded annual revenue growth from 1995 through 1998 and 24.5% revenue growth in 1998;

       -- 22.5% compounded annual fee-based revenue growth from 1995 through 1998 and 24.8% fee-based revenue growth in 1998, compared to the median 20.0% compounded annual fee-based revenue growth for comparable banks;

       -- 14.9% compounded annual net income growth from 1995 through 1998 and 15.6% net income growth in 1998;

       -- 14.5% compounded annual diluted earnings per share growth from 1995 through 1998 and 15.2% diluted earnings per share growth in 1998;

       -- 1998 ROA and ROE of 1.31% and 16.0%, compared to medians of 1.35% and 15.4% for comparable banks; and

       -- 1998 tangible ROA and tangible ROE of 1.46% and 17.8%, compared to medians of 1.42% and 16.8%, respectively, for comparable banks.

    We have achieved this growth and profitability while maintaining solid reserve levels and capital ratios, as reflected below:

       -- provision for loan losses has exceeded net charge-offs in each of the last four years;

       -- reserves to loans at year-end were at 1.98% in 1997 and 1.88% in 1998;

       -- our Tier 1 capital ratio was 9.39% in 1997 and 7.80% in 1998, compared to medians of 10.69% and 10.25% for comparable banks;

       -- our total capital ratio was 14.5% in 1997 and 12.0% in 1998, compared to medians of 12.9% and 12.0% for comparable banks; and

       -- our leverage ratio was 6.81% in 1997 and 6.57% in 1998, compared to medians of 8.53% and 7.84% for comparable banks.

    A bank with better than 6% for the Tier 1 capital ratio, 10% for the total capital ratio and 5% for the leverage ratio is considered well-capitalized by regulatory agencies.

    We believe that our consistently strong financial performance and capital adequacy have provided us with the momentum and characteristics that are critical for continued business success.

    o STRONG PRESENCE IN ATTRACTIVE AND GROWING MARKETS. We are the largest locally-owned and managed bank in Oklahoma with the number one deposit market share in the state and a leading position in nine of the 11 Oklahoma counties in which we operate. Our deposit market share in Oklahoma grew from 8.3% in 1995 to 10.4% in 1998, without in-state acquisitions. We have also established a significant presence in the majority of the counties in which we operate outside of Oklahoma, including selected counties in Texas, New Mexico and Arkansas. We rank among the top five banks in terms of deposit market share in 12 of the 17 counties in which we operate.

       While our presence in Oklahoma has been historically strong, recent acquisitions have provided us with a significant increase in market share in some of our newer markets. We recently achieved the number four deposit market share position in Albuquerque through our acquisition of 17 branches in New Mexico from Bank of America. Recent acquisitions in the Dallas/Fort Worth metropolitan area have increased our deposits in the area from $404 million to $756 million, giving us an approximate 1.2% share in this $53.9 billion deposit market. With the completion of these acquisitions, we believe that we have reached the necessary critical mass to be a significant competitive force in each of these markets.

       We have chosen to enter and expand our share in markets that we believe possess attractive demographics and future growth characteristics. The population growth rate of the Valencia County, New Mexico market is expected to be approximately 3.89% per annum over the next five years, and the Dallas/Fort Worth market area is expected to grow in excess of 1.1% in population per annum over the same period. Our primary markets together are estimated to have a population growth rate of over 10% from 1997 to 2002, compared to 4.5% for the United States over the same period. We believe that our strong presence in these growing markets will provide a platform for significant expansion of our business into the future.

    o EXCEPTIONAL LOCAL MARKET KNOWLEDGE AND CUSTOMER SERVICE. We have grown our share in all of the markets in which we compete by emphasizing our reputation for in-depth local market knowledge and strong customer service. This reputation has been particularly valuable in allowing us to capitalize on the deterioration of competitors' customer service levels caused by ongoing merger and acquisition activity. Our senior management team in each of our major markets has extensive local experience. Our commercial lending officers have an average of seven years of service at BOK Financial and approximately 13 years of overall industry experience. This experience extends into a number of more specialized industries, including energy, real estate and agriculture. In each of our principal markets, we identify our operations using a local name and provide local management with the necessary decision-making authority to provide a quick response to customer requests.

       We believe that it is, in part, our combination of local market knowledge, commitment and specialized industry expertise that allows us to deliver superior customer service and build significant market share.

    o DIVERSIFIED, FEE-BASED PRODUCT OFFERING. In the first quarter of 1999, our fee-based revenue represented over 46% of our total revenue, which compares favorably to the median of 29% for comparable banks. We offer our commercial and retail customers a full line of banking services and products comparable to those provided by many larger, super-regional or national banks. This product offering has enabled us to grow our customer base and market share while competing against larger institutions. Many of these products and services provide us with predominantly fee-based revenue as opposed to interest income. In Corporate Banking, our fee-based products include: treasury and cash management, asset management, selected capital markets services and certain trade finance products. In our other divisions, our fee-based products include: mortgage loan related services, ATM services, brokerage, trust services and asset management. In striving to serve all of our customers' banking needs, we have developed a significant presence in many of these businesses. As a result, we enjoy an above-average proportion of predictable, fee-based revenue. This relative diversity and predictability of revenue increases the stability of our earnings stream and financial performance.

    o EXPERIENCED AND HIGHLY INCENTIVIZED MANAGEMENT TEAM. Our senior management team has an average of 26 years of experience in financial services. Most of our senior management team has had significant experience at other leading national banking organizations including Banc One, Bankers Trust, Comerica and NationsBank. Our Chairman, Mr. George B. Kaiser, has served as Chairman of BOK Financial and Bank of Oklahoma since 1991, when he acquired his current ownership interest. In addition to his banking investment, Mr. Kaiser is actively involved in the oil and gas exploration and production business, with interests in 22 states and two Canadian provinces. Our CEO, Mr. Stanley A. Lybarger, has been with BOK Financial for the past 25 years, gaining substantial experience across our organization in a variety of positions. We believe that our management team has industry and regional knowledge superior to that of our primary competitors in the Oklahoma market.

       We have historically encouraged a high level of employee ownership. Mr. Kaiser owns 74.1% of our diluted outstanding shares.

       Our management compensation system is highly oriented toward employee retention and generation of long-term appreciation in equity ownership by the management group. The primary non-cash compensation is a stock option plan which vests over a seven-year period. This program is intended to align the interests of management with those of our shareholders, while encouraging the retention of senior management. Depending upon their tenure, members of our senior management team can expect to have almost 40% of their compensation derived from options. Participation in stock option plans is also used as an incentive for other bank officers. Approximately 302 employees participated in at least one of our stock option plans in 1998, representing approximately 11% of our total full-time employee base.

    o CONSISTENT UNDERWRITING APPROACH AND SUPERIOR CREDIT QUALITY. The local market knowledge of our commercial relationship officers, as well as our extensive experience as a lender in the middle-market commercial, energy, agriculture and real estate markets, helps us to identify quality lending opportunities. In order to prudently capitalize on these opportunities, we employ a conservative underwriting approach that emphasizes local market and industry knowledge and experience as well as standardized credit evaluation criteria tailored by industry and asset class. By providing our commercial relationship officers with a standardized set of criteria, we provide both a more efficient and timely approval process, as well as a high degree of predictability and consistency, in our treatment of customers.

       Central to this approach is the "Credit Concurrence Officer" ("CCO"). The CCO is a senior level, highly experienced banker whose primary responsibility is to work closely with relationship managers in evaluating all new credit decisions over $2.5 million. Importantly, the CCO has no direct lending duties or business development responsibilities and is compensated solely upon the quality of his or her credit decisions.

       This consistent and prudent underwriting approach has allowed us to maintain and grow our market share without sacrificing credit quality. As of March 31, 1999, our nonperforming assets to loans and foreclosed assets ratio was 0.55%, compared to a median of 0.57% for comparable banks. In addition, our net charge-offs to average loans ratio was 0.04%, compared to a median of 0.27% for comparable banks.

       We believe that the maintenance of our strong credit culture and consistent underwriting approach is essential for sustaining and growing our market share in favorable economic climates, while avoiding deteriorated asset quality in adverse environments.


BUSINESS STRATEGY

    o FURTHER ENHANCE OUR LEADERSHIP POSITION IN THE OKLAHOMA MARKET. One of our primary strengths is our number one deposit market share in the State of Oklahoma, particularly in the metropolitan markets of Tulsa and Oklahoma City. We rank among the five largest banks in terms of deposits in nine of the 11 Oklahoma counties in which we operate. At the end of 1998, our Corporate Banking Division had the leading market share in Tulsa and a significant market share in Oklahoma City. At the end of 1998, approximately 34% of commercial customers in Tulsa and 19% of commercial customers in Oklahoma City had their primary lending relationships with us. We currently have banking relationships with 16 of the 20 largest public companies headquartered in the state and provide fiduciary services for 11 of these businesses. In addition, we are the largest originator of mortgage loans in Oklahoma, we serve as the state's leading fiduciary, responsible for over $15 billion of assets, and we own the state's largest ATM/EFT network and supermarket banking network.

       We believe that we will further enhance our leadership position in Oklahoma by focusing on our Oklahoma market strengths, which include:

       -- an historically strong presence and recognized brand name in Oklahoma;

       -- a broader product and service offering than our community bank competitors;

       -- an in-depth knowledge of local markets and high level of customer service;

       -- a reputation for consistently and prudently providing credit services to our customers throughout economic and market cycles;

       -- a loyal local customer base which continues to grow due to disruptions at other banks caused by ongoing merger and acquisition activity; and

       -- a record of service leadership in the middle-market business community.

       Additionally, the breadth and variety of our distribution channels makes us one of the most convenient banks in Oklahoma based upon number of branches and geographic coverage. As an example, we have built the largest supermarket banking network in the state through our strong and established relationship with Albertsons, one of the premier supermarket chains in the U.S. The favorable business climate and diversified economy in Oklahoma provide us with opportunities to increase revenue along all of our primary business lines. We believe our established strengths, together with our ability to think and act more entrepreneurially than our competitors, will allow us to grow our leadership position in Oklahoma in the future.

    o CAPITALIZE ON THE VOID CREATED BY MERGERS OF LENDING LOCAL BANKS INTO LARGE NATIONAL BANKS. We believe that there is significant potential to build upon our competitive advantages in high growth markets outside of Oklahoma, and that we can capitalize on the market disruptions caused by consolidation within the banking system. In addition to an increased focus on middle market companies no longer being adequately served by their traditional bank, we are employing a carefully designed bank acquisition strategy which targets small to medium-size banks located in growing communities with large numbers of mid-sized businesses and upper-income customer bases. The institutions that we target typically do not have the financial capacity and scale to provide their customers with the range of products and services required to meet all of their financial needs, but have an excellent reputation for customer responsiveness. Post acquisition, we improve our partners' overall level of customer service by combining our full range of products and services with our partners' local presence, experience and relationships.

       After entering a new market, we use our partner as a hub to develop additional business opportunities, primarily in the small and medium-size local business market. We retain and hire experienced bankers from local markets who have expertise in specific industries and market segments, such as energy, real estate, agriculture and middle-market commercial lending. Post integration, the subsidiary operates as an affiliate bank, making localized lending decisions in accordance with our comprehensive credit policy. Our philosophy is to offer the best of large bank services with the look and feel of a service-oriented community bank.

       Examples of the effective employment of this strategy include our recent acquisitions in the Dallas and Albuquerque markets.

       -- Dallas Acquisitions. In 1997, we acquired First National Bank of Park
          Cities in Dallas, which served the affluent markets of Highland Park and University Park in Dallas. Park Cities offered traditional upscale retail products and services, but lacked other services, including trust, significant commercial lending and investment services. Subsequent to this acquisition, we acquired a strong small business bank in the Dallas market, the First Texas Bank, which we combined with Park Cities to create Bank of Texas. We hired local bankers experienced in middle-market lending and retained both management teams who now serve as the senior management at Bank of Texas. Lending decisions for Bank of Texas are made locally, but in accordance with our credit guidelines to ensure overall credit quality. Bank of Texas, now a broad-based bank with a middle-market/small-business niche, is expected to experience significant internal and acquisition-related growth. In 1999, we have further expanded our presence in the Dallas/ Fort Worth Metropolitan area through our acquisition of Swiss Avenue State Bank, Mid-Cities National Bank and Canyon Creek National Bank. We anticipate combining these newly acquired entities with Bank of Texas in the second quarter of 2000.

       -- New Mexico Acquisition. Through our acquisition of 17 Bank of America branches in New Mexico, we obtained entry into Bernalillo, Valencia and Sandoval Counties, among the fastest growing counties in New Mexico, and created the Bank of Albuquerque. This newly established bank, with $420 million in deposits and a loan portfolio of approximately $147 million, as of March 31, 1999, is the fourth largest bank in the City of Albuquerque and the fifth largest in the State of New Mexico in terms of deposits. We plan to develop our management team and introduce our products and services in a manner consistent with that utilized in Dallas.

       Focusing on high quality acquisition opportunities, we intend to apply this acquisition strategy throughout selected major midwest and southwest metropolitan business centers, such as Dallas, Fort Worth, Houston, the greater Kansas City area and other attractive regional markets.

    o CONTINUE TO GROW OUR FEE-BASED REVENUE. Growing our fee-based revenue continues to be a major operating objective. While we believe that we have one of the highest percentages of fee-based revenue of any bank in the country, we see significant opportunities to grow further through the expansion and implementation of fee-generating businesses and products.

    The table below illustrates the percentage of total pre-tax income contributed by our primary fee-generating businesses.

    Fee-based Operating Revenue

                                                          YEAR ENDED DECEMBER 31, 1998
                                       ---------------------------------------------------------------------
                                                                                   INVESTMENT
                                         TRUST        MORTGAGE     TRANSFUND        SERVICES
                                       SERVICES(1)    BANKING    (ATM NETWORK)   (BOSC, INC.)(1)    TOTAL(1)
                                       -----------    -------    -------------   ---------------    --------
                                                                 (in thousands)

Fee-based operating revenue .......     $ 37,928      $ 44,379      $ 19,138        $ 14,941      $ 109,511
Fee-based operating expense .......       35,419        39,573        12,440          14,310         95,885
Pretax contribution ...............       12,463        10,940         6,954           1,557         30,893
Percentage contribution to
  consolidated net income .........        11.13%         9.78%         6.21%           1.39%         27.59%

----------

(1) Approximately $6.9 million of investment revenue and $5.9 million in related expenses are reported in both Trust Services and BOSC, Inc. but excluded from Total.

                                                                THREE MONTHS ENDED
                                                                  MARCH 31, 1999
                                       ---------------------------------------------------------------------
                                                                                   INVESTMENT
                                         TRUST        MORTGAGE     TRANSFUND        SERVICES
                                        SERVICES      BANKING    (ATM NETWORK)   (BOSC, INC.)(1)    TOTAL(1)
                                       -----------    -------    -------------   ---------------    --------
                                                                 (in thousands)
Fee-based operating revenue .......     $  9,961      $  9,926      $  5,711       $ 5,454          $ 29,246
Fee-based operating expense .......        9,880         9,261         3,380         4,925            25,930
Pretax contribution ...............        2,592         1,659         2,434           957             7,352
Percentage contribution to
  consolidated net income .........         8.70%         5.57%         8.17%         3.21%            24.67%


----------

(1) Approximately $1.8 million of investment revenue and $1.5 million in related expenses are reported in both Trust Services and BOSC, Inc. but excluded from Total.

    We also have several businesses, including Commercial Deposits/Treasury and Retail Deposits, which provide us with a revenue stream that is more stable than that of traditional lending services. In the aggregate, these businesses and our other fee-generating businesses accounted for approximately 46% of our 1998 total revenue and 46% of our revenue for the three months ended March 31, 1999.

    We are expanding our fee-generating businesses through a number of ongoing initiatives:

       -- The Trust Services Division's recent growth initiatives include:
          workplace delivery of voluntary insurance products, a new, partially proprietary mutual fund asset allocation product, Trust Internet access and Employee Benefit Record-keeping System Internet access. Internet delivery of retail brokerage and research service is pending implementation.

       -- We have recently grown the Mortgage Banking Division through two acquisitions in the affluent metropolitan Kansas City market and one acquisition in Little Rock. Other recent Mortgage Banking initiatives include the creation of a Portfolio Retention Department designed to focus on providing mortgage services to our existing customer base.

       -- TransFund has recently introduced several new and innovative products and services, including off-line debit cards, business debit cards, direct debit point of sale and Internet payment processing.

       -- BOSC, Inc. is the result of the August 1998 merger of our securities units with Leo Oppenheim & Co., Inc., Oklahoma's leading public finance firm. In 1998, we were the largest underwriter of general obligation municipal securities in the State of Arkansas, serving as the lead underwriter on 22 new competitive issues. We were also a leading underwriter in Oklahoma, serving as lead underwriter on 24 issues in 1998. Our acquisition of Leo Oppenheim has enabled us to also enter the revenue bond underwriting market, resulting in an additional nine lead- managed revenue bond transactions completed between August 15 and December 31, 1998. The new BOSC, Inc. strengthens the breadth of our fee-based products and services by providing specialized expertise in public and municipal finance, asset-backed securities and private placement activities.

    o IMPROVE OUR OPERATING EXPENSE MANAGEMENT AND EFFICIENCY RATIO. We have identified expense management and productivity improvement as major corporate objectives for 1999 and 2000. In prior years, the unprecedented opportunity to gain market share resulting from merger- related disruptions required that we place more emphasis on business development than on expense management. While continued opportunities exist to gain customers and market share, we see a clear opportunity to enhance profitability through productivity improvement and expense management. In 1998, our efficiency ratio was 62.9% and for the three months ended March 31, 1999, it was 65.5%. Adjusted to exclude intangible amortization, the ratio was 60.3% for 1998 and 62.2% for the three months ended
       March 31, 1999.

    In 1998, we engaged the strategic consulting firm of Carreker-Antinori, Inc. to formulate a number of initiatives to increase income and to reduce expenses. In addition, a working group of senior executives chaired by our Chief Executive Officer meets monthly to identify specific areas and opportunities to reduce expenses.

    Initiatives generated by the consultants and our management working group include:

       --personnel expense reduction;

       --reduction of inefficient outsourcing operations;

       --consolidation of operational facilities; and

       --revenue enhancement through differential pricing and improved float management.

    We believe these initiatives together will yield over $5 million in ongoing pre-tax income improvement beginning in 1999. $2.2 million of this improvement relates to personnel reductions already implemented for fiscal year 1999.

    Our estimates regarding expense reduction and improved efficiency are forward-looking statements based on estimates of cost savings and revenue enhancements attributable to various planned initiatives. Actual results may vary from our estimates. In particular, the estimates are based on current conditions and do not take into effect future cost increases that may result from acquisitions, internal growth, wage and price increases or other factors that may increase our expenses. See "Risk Factors--Adverse factors could impact our ability to implement our operating strategy."

PRIMARY MARKETS

    As of March 31, 1999, approximately 76% of our assets were managed in Tulsa and in Oklahoma City and 8% in the Dallas/Fort Worth area, with additional assets managed in other Oklahoma markets, Fayetteville, Arkansas and Albuquerque, New Mexico. However, after giving effect to the acquisitions of Canyon Creek National Bank, Mid-Cities National Bank and Swiss Avenue State Bank, we have increased our assets in the Dallas/Fort Worth area from $566 million to approximately $977 million, representing approximately 13% of our total asset base (including assets resulting from the recent Muskogee acquisition).

OKLAHOMA

    Historically, Oklahoma's economy has been largely dependent on the energy industry and, to a lesser extent, the agricultural industry. However, following the deterioration of energy prices in the mid-to-late 1980s and a subsequent regional economic downturn, Oklahoma's economy became more diversified. While energy continues to be an important business sector, Oklahoma has experienced significant growth in many other sectors, including health care, aviation and telecommunications. Consequently, Oklahoma's gross state product has grown significantly, from approximately $48 billion in 1980 to approximately $79 billion in 1998. Oklahoma's gross state product has also become more diversified, as shown in the table below.

Oklahoma Gross State Product

                                         CONTRACT                     WHOLESALE,    FINANCIAL
                AGRICULTURE   ENERGY   CONSTRUCTION    MANUFACTURING    RETAIL      SERVICES    OTHER     TOTAL
                -----------   ------   ------------    -------------    ------      --------    -----     -----

1980..........     3.15%      17.83%        4.85%          14.61%         6.64%       11.33%     41.79%    100.00%
1997..........     2.72        5.33         3.10           16.98          6.13        12.51     53.23     100.00
                   ----        ----         ----           -----          ----        -----     -----     ------
change in %...    (0.43)     (12.50)       (1.75)           2.37         (0.51)        1.18     11.44         --

    Oklahoma's two largest metropolitan areas, Tulsa and Oklahoma City, have led the state's economic growth. These two business centers serve as corporate or regional headquarters for a number of major domestic and international companies, including CITGO Petroleum Corporation, Dollar Thrifty Automotive Group Inc., Fleming Companies, Inc., Phillips Petroleum, Kerr-McGee and Williams, Inc. Additionally, due in part to the state's highly skilled workforce, companies such as American Airlines, General Motors Corporation, MCI Worldcom, Lucent Technologies, Seagate Technologies and Whirlpool have established major servicing and manufacturing operations in Oklahoma. A variety of small businesses, in a number of different industries, continue to choose both cities as major business locations.

    Median household income in Oklahoma has shown consistent growth. From 1990 to 1998, household income grew 29.6% in the Tulsa MSA and 27.0% in the Oklahoma City MSA, compared to the U.S. median of 27.3%. During 1998, employment growth was 3.5% in the Tulsa MSA and 2.1% in the Oklahoma City MSA, compared to the national growth level of 2.5%.

Oklahoma State Government Revenue

    As Oklahoma's economic base has become increasingly diversified, the state's reliance on oil-related businesses has decreased commensurately. For example, in 1984, oil and gas severance taxes accounted for 26.7% of the total tax revenue for Oklahoma. By 1998, the percentage of tax revenue attributable to oil and gas severance taxes had dropped to 3.8%. This decrease occurred while Oklahoma tax revenue increased from $2.6 billion in 1984 to almost $3.9 billion in 1998.

TEXAS

    Texas is the second most populous state in the country, with a population of over 19.4 million in 1997. The state also has the country's third largest state economy, according to the Texas Chamber of Commerce. In addition to the energy industry, Texas has become a leader in technology, research and other emerging industries in recent years.

    Our Texas operations are concentrated in the Dallas/Fort Worth area. Dallas has more than 140,000 businesses and more than 5,000 corporate headquarters in its metropolitan area. In recent history, the Dallas/ Fort Worth area has experienced population and business growth superior to that of the majority of other U.S. markets. In 1998, Fortune magazine reported that Dallas ranked sixth in the number of Fortune 500 companies headquartered in its metropolitan area. Sixteen Fortune 500 companies are located in the Dallas/ Fort Worth Metroplex. In addition, the Dallas/Fort Worth area was rated one of the best places in America to start and grow a company, ranking 13th out of 50 U.S. metropolitan areas, according to data provided by the Dallas Chamber of Commerce. Dallas is also among the largest high technology employment centers in the U.S. and is expected to lead the nation in employment growth from 1997 through 2005, according to data provided by the Dallas Chamber of Commerce.

    Also, according to data provided by the Dallas Chamber of Commerce, the Dallas/Fort Worth Consolidated Metropolitan Statistical Area ("CMSA") is larger in population than the majority of U.S. states and is the nation's ninth most populous CMSA. By 2010, the Dallas/Fort Worth area is expected to be the fourth largest CMSA in the nation. Household income in the area is expected to rise at a faster rate than the national average.

The following tables illustrate population and income growth in the Dallas/Fort Worth area.

Population Growth

                                                           1990-1998                   1998-2003
           AREA                   1990           1998       % CHANGE    2003 ESTIMATE   % CHANGE
           ----                   ----           ----       --------    -------------   --------

Dallas MSA.................     2,676,248      3,154,195      17.9%       3,399,780        7.8%
Fort Worth-Arlington MSA...     1,361,034      1,570,657      15.4        1,682,415        7.1
U.S........................   248,709,873    269,412,836       8.3      280,885,064        4.3

Median Household Income Growth

           AREA                  1990       1998      % CHANGE
           ----                  ----       ----      --------

Dallas MSA..................   $ 32,739   $ 45,117      37.8%
Fort Worth-Arlington MSA....     32,161     41,972      30.5
U.S.........................     30,097     38,302      27.3

NEW MEXICO

    In 1998, the State of New Mexico had a population of approximately 1.7 million. New Mexico has experienced rapid compounded annual population growth in recent years. In 1997, its compounded annual population growth rate was the ninth fastest among all the states in the U.S. From 1990 to 1998, New Mexico's gross state product grew at a compounded annual rate of 5.6%. An area with especially strong growth in New Mexico has been high technology. Major corporations with production facilities located in New Mexico include Intel, Motorola, General Electric, General Mills, Philips, Levi, Strauss and Sumitomo Sitix Silicon. Our operations in New Mexico are concentrated in the Albuquerque MSA. The following tables illustrate population and household income growth in those markets.

Population Growth

                                                    1990-1998                     1998-2003
       AREA                1990           1998       % Change    2003 Estimate    % Change
       ----                ----           ----       --------    -------------    --------

Albuquerque MSA.....        589,131        681,530     15.7%          741,341        8.8%
U.S.................    248,709,873    269,412,836      8.3       280,885,064        4.3

Median Household Income Growth

       AREA               1990        1998      % CHANGE
       ----               ----        ----      --------

Albuquerque MSA.....    $ 27,347    $ 37,895      38.6%
U.S.................      30,097      38,302      27.3

ARKANSAS

    In 1998, Arkansas had a population of approximately 2.5 million. Principal industries in Arkansas include manufacturing, agriculture, forestry and tourism. Arkansas has experienced strong economic growth in recent years. From 1990 to 1998, the state's gross state product grew from $40.1 billion to $54.9 billion. Sixty-eight Fortune 500 firms operate in Arkansas. Five of those firms, Wal-Mart Stores, Tyson Foods, ALLTEL, Beverly Enterprises and Dillard's, are headquartered in Arkansas.

    Our Arkansas operations are concentrated in Benton County and Washington County, which include the towns of Fayetteville, Springdale, Rogers and Bentonville. These two counties ranked first and sixth out of 74 Arkansas counties in population growth from 1990 to 1998. The following tables illustrate population and household income growth in these markets.

Population Growth

                                                      1990-1998                   1998-2003
       AREA                1990           1998        % CHANGE   2003 ESTIMATE    % CHANGE
       ----                ----           ----        --------   -------------    --------

Benton County........        97,499         133,534     37.0%          151,180       13.2%
Washington County....       113,409         140,233     23.7           151,661        8.2
U.S..................   248,709,873     269,412,836      8.3       280,885,064        4.3

Median Household Income Growth

       AREA                  1990         1998     % CHANGE
       ----                  ----         ----     --------

Benton County........     $ 26,039     $ 35,350      35.8%
Washington County....       23,177       32,038      38.2
U.S..................       30,097       38,302      27.3


BUSINESS SEGMENTS

CORPORATE BANKING DIVISION

    The following table provides summary historical financial data on the Corporate Banking Division:

                                                                                          THREE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                       MARCH 31,
                                     --------------------------------------------     --------------------------
                                         1996            1997             1998           1998            1999
                                     -----------      -----------      ----------     ----------     -----------
                                                                           (in thousands)

RESULTS OF OPERATIONS:
  Net interest income ..........     $    56,449      $    65,888      $   77,493     $   17,123     $    19,801
  Noninterest income ...........          14,278           20,757          24,862          5,921           6,674
                                     -----------      -----------      ----------     ----------     -----------
  Total ........................          70,727           86,645         102,355         23,044          26,475
  Noninterest expense ..........          23,126           30,328          42,077         10,412           9,772
  Provision for loan loss ......             (96)            (133)             63             46            (337)
                                     -----------      -----------      ----------     ----------     -----------
  Income before income taxes ...     $    47,697      $    56,450      $   60,215     $   12,586     $    17,040
                                     ===========      ===========      ==========     ==========     ===========
  Average assets ...............     $ 1,449,637      $ 1,819,834      $2,171,023     $2,044,630     $ 2,598,249
  Average equity ...............         164,214          210,407         255,108        247,068         293,600

    Our Corporate Banking Division has historically been one of our strengths. Through this Division, we offer a broad spectrum of commercial banking services to primarily middle-market companies and some of the nation's largest corporations. These services include commercial and industrial loans, real estate financing, commercial mortgage lending, energy industry loans, agricultural loans, trade finance and letters of credit, lease financing and selected capital markets products. Additionally, the Division also offers highly specialized treasury and cash management products.

    The Corporate Banking Division and our banking subsidiaries are active lenders in all of our primary geographic markets, including Oklahoma, Texas, New Mexico, Arkansas, Kansas, Missouri and Colorado. The Division is organized on both a geographical and customer basis. The Division is organized into three distinct, geographically-oriented units, each of which is headed by an experienced senior manager with strong local market knowledge. In addition, the Division manages certain activities in accordance with the specific customer segments and industries it serves:

    o the Commercial and Industrial Group serves middle-market and larger companies;

    o the Real Estate Group serves residential and commercial real estate developers, operators and builders;

    o  the Business Banking Group serves smaller family-owned businesses;

    o the various Specialized Lending Groups serve companies operating in selected industries, including energy, agriculture, healthcare and banking/finance; and

    o the Treasury Services/Cash Management Group provides a wide range of treasury and cash management services to companies of all sizes.

    The Division's primary objective is to develop relationships in which we can serve as the customer's lead or primary bank. The Division attempts to meet the full breadth of customer needs by offering a nationally competitive array of depository, trust, investment, cash management and credit services which are superior to those offered by our community bank competitors.

    At the end of 1998, our Corporate Banking Division had the leading market share in Tulsa and a significant and growing market share in Oklahoma City. Approximately 34% of commercial customers in Tulsa and 19% of commercial customers in Oklahoma City have their primary lending relationships with us. We believe that we oversee all but one of the retail lockbox accounts managed in the State of Oklahoma. Following the acquisition of our two main Oklahoma competitors by nationally-operating bank holding companies, we were successful in winning all of their Oklahoma-based retail lockbox business.

    Our Corporate Banking Division competes with a variety of financial service companies. These competitors include a number of community, regional, national and international banks. In addition, we compete with commercial finance companies, investment banks, leasing companies and insurance companies.

This Division's recent initiatives include:

    o Regional expansion. Consistent with our strategy of focusing our growth in areas with higher growth rates than our home markets, we have established business development calling efforts in the Denver/Colorado Springs, Kansas City and Wichita markets. Our initial effort is directed toward identifying middle-market companies to which we can offer our array of services, in some situations using our expertise in specialized industries as a means to establish initial contact and credibility. As these efforts mature, we will assess the possibility of establishing loan production offices and potentially acquiring a bank or establishing a de novo bank in some of these markets. At December 31, 1998, approximately $50 million in loans were outstanding in these three markets, and we are focused on achieving loan growth in these markets in the future.

    o Commercial leasing function. For several years, we have engaged in commercial leasing. The initial focus of our leasing activity was the financing of large scale equipment, such as gas compressors. We have developed a strategy to actively expand our leasing activity during 1999 in order to broaden the financing alternatives we offer our existing customers, and to a lesser extent, to develop relationships with new customers. The total amount of leases outstanding at December 31, 1998 was $38.8 million. Of this amount, $20.5 million represented leases originated in 1998. In May 1999, $29 million of gas compressor leases were liquidated at a gain, before taxes, of $3.6 million.

    o Establishment of a Merchant Banking Unit. We are establishing a unit to provide non-traditional bank financing services to our existing customers. This unit will execute private placement of mezzanine financing and structured finance transactions and will utilize a syndications desk for larger, multi-bank credits. The principal focus of this unit will initially be on existing customers to reduce the competitive threat posed by larger banks that provide similar services.

    o Enhanced technology. We continue to improve our information technology in an effort to enhance the efficiency of our operations, increase the productivity of our bankers and support staff and continue providing excellent customer service. Significant system improvements that are either ongoing or will begin this year include:

       -- enhanced loan operations;

       -- improved loan automation technology;

       -- improved software to measure customer profitability; and

       -- enhanced information and contact management systems for our relationship officers.

CONSUMER BANKING DIVISION

    The following table provides summary historical financial data on the Consumer Banking Division:

                                                                                     THREE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                     MARCH 31,
                                     ----------------------------------------     -------------------------
                                        1996           1997            1998           1998          1999
                                     ----------     ----------     ----------     ----------     ----------
                                                                 (in thousands)

RESULTS OF OPERATIONS:
  Net interest income ..........     $   44,647     $   43,283     $   46,290     $   10,195     $    9,889
  Noninterest income ...........         19,853         21,800         23,156          6,430          7,804
                                     ----------     ----------     ----------     ----------     ----------
  Total ........................         64,500         65,083         69,446         16,625         17,693
  Noninterest expense ..........         49,911         50,879         52,395         12,258         11,975
  Provision for loan loss ......          1,817          2,520          2,116            527            383
                                     ----------     ----------     ----------     ----------     ----------
  Income before income taxes ...     $   12,772     $   11,684     $   14,935     $    3,840     $    5,335
                                     ==========     ==========     ==========     ==========     ==========
  Average assets ...............     $1,963,068     $1,894,535     $1,904,409     $1,932,739     $1,886,641
  Average equity ...............         55,332         44,600         46,767         44,813         43,432

    Through the Consumer Banking Division, we provide our retail and small-business customers with a full line of deposit, loan and fee-based banking products. The Division serves approximately 200,000 households and over 7,500 business customers with 64 branches in Oklahoma. Additionally, the Division serves as a significant referral source for BOSC's Retail Brokerage Division, Mortgage Banking and the Business Banking Department of the Corporate Banking Division. We also offer consumer banking services in Texas, New Mexico and Arkansas through the Bank of Texas, Bank of Albuquerque, Bank of Arkansas,
Swiss Avenue State Bank, Mid-Cities National Bank and Canyon Creek National Bank. The Division owns and operates approximately 284 ATMs located throughout our major markets.

    The Division is organized into two business units responsible for marketing and operations, and three geographic units responsible for eastern Oklahoma, western Oklahoma and New Mexico. In the Dallas market, through our Bank of Texas subsidiary, we have four offices which offer a variety of consumer and commercial banking services and operate under the direct management of Bank of Texas. The recent acquisitions of Mid-Cities National Bank, Canyon Creek National Bank and Swiss Avenue State Bank have added six offices in the Dallas market.

    The Consumer Banking Division's primary strategic objective is to be the most convenient consumer bank in our markets. The Division conducts business through four major distribution channels: traditional branches, supermarket branches, the 24-hour ExpressBank call center and, more recently, the Internet. We offer service seven days a week, 24 hours a day in numerous, accessible locations throughout our major markets. The Division leads Community Reinvestment Act ("CRA") compliance efforts for all of our banks and ensures that appropriate CRA initiatives are implemented as we enter into new markets.

    Through our strong and established relationship with Albertsons, one of the premier supermarket chains in the U.S., we have built the largest supermarket banking network in Oklahoma. Of our 26 supermarket branches, 23 are located in Albertsons. The average deposits of these supermarket locations are significantly higher than comparable average deposits for branches of most other major banks throughout the United States. In 1998, our supermarket banking network generated $40 million of consumer loan applications, or 23% of the total Oklahoma application volume in the Consumer Banking Division.

    Consumer Banking targets two classes of customers: consumer households and businesses with sales under $1 million. The Division's deposit base is stable, with customers over 55 years of age accounting for more than 70% of deposits. The borrower base is also attractive, with customers between 35 and 55 years of age accounting for over 62% of the Division's total loan portfolio. The small business customers we serve are a broad and diverse customer class, generally with annual revenues under $1 million. The Division typically handles credit relationships for small businesses with borrowing needs of up to $150,000.

    In Tulsa and Oklahoma City, the Consumer Banking Division has long been an established market leader. In New Mexico, Bank of Albuquerque is the fourth largest bank in the city and fifth largest in the state in terms of deposits.

    Our Consumer Banking Division competitors include:

    o large, multi-state bank holding companies and their divisions operating in Oklahoma;

    o  credit unions;

    o  smaller community banks that compete for small business customers; and

    o  national brokerage firms and home equity lenders.

This Division's recent initiatives include:

    o Strategic Selling Initiative. In 1998, the Consumer Division retained Action Systems, Inc., a major strategy consulting firm, to develop a system to better measure and manage profitability. The new system enables our branches to create weekly performance targets and tactics to identify customers for cross-selling and retention efforts. This initiative has aided in the repricing of a number of lower-profitability accounts, while insulating high-value customers from the effects of these price changes.

    o New branch/call center automation. In 1998, we began replacing our branch and call center automated systems with Unisys systems. By September 1999, these new platform and teller systems will be in place throughout the Division. The new systems will provide improved sales presentations, simplify the account opening process for multiple products and provide a link into a new consumer loan processing system that will improve loan turnaround time and efficiency.

    o Remote Teller System. Since September 1998, the Division has been pilot testing Remote Teller technology. This technology allows us to replace some or all of our traditional teller windows with a two-way video connection and a pneumatic tube-delivery system (similar to drive-ins) that connects to teller workstations.

    o 24-Hour ExpressBank. In 1995, we developed the 24-hour ExpressBank that serves the Oklahoma, New Mexico and Arkansas markets with full sales and service seven days a week, 24 hours a day. In 1998, the 24-hour ExpressBank generated $39 million of consumer loan application volume, or 23% of total Oklahoma application volume in the Consumer Banking Division. We expect that our 24-hour ExpressBank will begin providing services to our Dallas area customers in the second quarter of 1999.

    o On-line banking services. In 1998, we introduced two web sites which enable customers to apply for consumer loans, On-line Banking and On-line BillPay, check mortgage rates and download account information. The web sites, www.bankofoklahoma.com and www.bankofalbuquerque.com, also support our branding strategy at the local level. We also plan to launch web sites for Bank of Texas and Bank of Arkansas in mid-year 1999 and to initiate an on-line brokerage service in the early part of the third quarter of 1999, which will be available to active BOSC, Inc. retail customers. We do not incorporate the contents of the websites into this prospectus.

MORTGAGE BANKING DIVISION

    The following table provides summary historical financial data on the Mortgage Banking Division:

                                                                                                     THREE MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                      MARCH 31,
                                                       -------------------------------------      ------------------------
                                                          1996          1997         1998           1998           1999
                                                       ---------     ---------     ---------      ---------      ---------
                                                                                 (in thousands)
RESULTS OF OPERATIONS:
  Net interest income ............................     $   4,247     $   5,099     $   6,264      $   1,212      $     994
  Noninterest income .............................        28,189        34,208        44,379          9,868          9,926
                                                       ---------     ---------     ---------      ---------      ---------
  Total ..........................................        32,436        39,307        50,643         11,080         10,920
  Noninterest expense ............................        27,750        33,204        41,863          9,501          9,261
  Provision for loan losses ......................           119           165           130             33           --
  Provision for impairment of mortgage servicing
     rights ......................................           361         4,100        (2,290)         3,000           --
                                                       ---------     ---------     ---------      ---------      ---------
  Income before income taxes .....................     $   4,206     $   1,838     $  10,940      $  (1,454)     $   1,659
                                                       =========     =========     =========      =========      =========
  Average assets .................................     $ 520,559     $ 386,985     $ 350,362      $ 378,799      $ 305,660
  Average  equity ................................        26,396        28,723        30,556         29,505         25,705

    The Mortgage Banking Division is a full-service, prime mortgage banking company which reports to the Consumer Banking Division. Through Mortgage Banking, we originate, purchase and service individual residential mortgage loans and acquire bulk mortgage servicing portfolios.

    Mortgage Banking is organized along three functional lines, each of which is managed by an experienced veteran of the mortgage industry:

    o  Retail Production;

    o  Servicing; and

    o  Financial.

    The Division's primary strategic focus is to use technology to improve customer service and operating efficiency by constantly evaluating and updating our mortgage servicing systems, as well as exploring new ways to improve production and reduce servicing costs. While we are the market leader in mortgage servicing in Oklahoma, we are focused on expanding our business outside of our home state. We service a $6.7 billion mortgage portfolio, with pending acquisitions expected to add an additional $577 million to the portfolio. We are currently positioning ourselves to offer our full range of mortgage products in the State of Texas.

    Mortgage Banking's primary markets for originating new mortgages are Oklahoma, Arkansas, Kansas and New Mexico. In 1998, we originated $850 million in direct retail mortgage loans. In Oklahoma, we have lending outlets in Oklahoma City, Tulsa, Owasso, Enid, Ponca City and Lawton. In Arkansas, through our Bank of Arkansas subsidiary, we have offices in Fayetteville, Little Rock and Bentonville. We also have operations in the greater Kansas City metropolitan area and, through our Bank of Albuquerque subsidiary, in Albuquerque.

    The Division's customers consist of individuals who are financing home purchases and homeowners who are refinancing their existing mortgages. We actively market our services directly to these consumers and through referrals from our extensive local home builder and realtor network.

    Mortgage Banking has the largest share of mortgage originations in Oklahoma. Our significant retail origination market share in Oklahoma has also opened up opportunities to expand outside the state.

    We compete with local and national banks, mortgage brokers and credit unions.

This Division's recent initiatives include:

    o Creation of a Portfolio Retention Department. Mortgage Banking is a regional "originator" of home loans, and a national "servicer" of such loans, with approximately 88,000 loans serviced in 49 states and the District of Columbia. To take advantage of this potential customer base for new and refinancing mortgage lending, a "Portfolio Retention" department was formed in 1998 with the purpose of serving this customer base by offering refinance lending and the origination of new mortgages. This operation is conducted through in-bound telemarketing representatives, with additional contacts generated through Internet channels. In 1998, the Portfolio Retention Department generated approximately 684 loans with a total principal amount of over $70 million.

    o Broader automated underwriting. In all of its lending locations, Mortgage Banking continues to expand its automated underwriting capabilities through the use of proprietary credit-scoring based systems of Fannie Mae and Freddie Mac. These systems, which are integrated with Mortgage Banking's own automated origination systems, allow for increased productivity in processing and underwriting, thereby leading to more timely loan approvals for mortgage customers.

    o Expansion into Little Rock and Kansas City. As a result of our 1998 retail expansion program, Mortgage Banking expanded the coverage area of its mortgage origination businesses to both the Little Rock and the Kansas City metropolitan areas. Our expansion efforts in these markets were primarily through three acquisitions:

       -- In March 1998, we acquired Suburban Mortgage Co. in the Kansas City area, which became part of the Mortgage Banking Division.

       -- In August 1998, we acquired Arkansas Fidelity Mortgage in Little Rock, which now operates as Bank of Arkansas Mortgage Group in concert with our offices in Fayetteville and Bentonville, Arkansas.

       -- In March 1999, we acquired First Mortgage Investors, Inc., which expands our presence in the greater Kansas City metropolitan area.

    o Hedging of interest rate exposure in the servicing portfolio. In 1998, the Mortgage Banking Division implemented a program that uses futures contracts and call and put options to hedge against the effect of falling interest rates on the fair value of its mortgage servicing rights portfolio. At March 31, 1999, realized hedging gains totaled $9.6 million, net of accumulated amortization, while unrealized losses on open hedging positions totaled $3.1 million

TRUST SERVICES DIVISION

    The following table provides summary historical financial data on the Trust Services Division:

                                                                              THREE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                  MARCH 31,
                                          -----------------------            ---------------------
                                        1996         1997         1998         1998         1999
                                        ----         ----         ----         ----         ----
                                                             (in thousands)
RESULTS OF OPERATIONS:
  Net interest income ...........     $  6,618     $  8,324     $ 10,079     $  2,074     $  2,511
  Noninterest income ............       26,902       30,084       37,928        8,809        9,961
                                      --------     --------     --------     --------     --------
  Total .........................       33,520       38,408       48,007       10,883       12,472
  Noninterest expense ...........       25,779       28,532       35,419        8,573        9,880
  Provision for loan losses .....          130          180          125           31         --
                                      --------     --------     --------     --------     --------
  Income before income taxes ....     $  7,611     $  9,696     $ 12,463     $  2,279     $  2,592
                                      ========     ========     ========     ========     ========
  Average assets ................     $219,851     $242,886     $295,660     $274,766     $306,223
  Average equity ................       20,898       24,233       30,188       27,657       33,542

    Our Trust Services Division provides institutional, investment and retirement products and services to affluent individuals and businesses, non-profit organizations and governmental entities. We are now responsible for more than $15 billion in assets.

    Our Trust Services Division consists of four units:

    o PRIVATE FINANCIAL SERVICES ("PFS"). PFS targets individuals with a net worth of more than $1 million or an annual income of $200,000 or greater. We serve our market with a number of products and services, such as:

       -- deposit and cash management accounts;

       -- customized loans;

       -- full service brokerage;

       -- mutual fund asset allocation;

       -- private portfolio management; and

       -- personal trust and estate planning.

PFS serves 7,000 Oklahoma households. Collectively, the PFS business units have grown revenue at an average rate of 18% per year since 1995.

The primary focus of PFS is to provide customized products and services to the most affluent individuals within its chosen markets. This group's strategy relies on building and maintaining highly-trained sales groups that focus on client development and are compensated based upon attaining specific performance measures. We also cross-sell other services to our PFS customers. Currently, approximately 31% of our PFS customers use one or more of our other banking services.

    o INSTITUTIONAL AND EMPLOYEE BENEFITS. Institutional and Employee Benefits targets clients who require a full line of retirement plan products and services, as well as trustee, custody and investment management services for foundations and endowments. Our target market for 401(k) plan services includes firms with at least 50 employees in the local market and at least 500 employees in the national market. Our trust/custody area focuses on local non-profit organizations, pension plans and public entities that seek a local provider. We are the largest provider of institutional and employee benefits in Oklahoma.

This group's primary strategy is to build market share by cross-selling its full line of retirement plan products and services to our broad customer base, as well as to new customer groups gained through acquisitions.

    o TRUST INVESTMENTS. Trust Investments is responsible for individual money management and for management of our American Performance Funds. It primarily targets retail customers, 401(k) plans and other pension plans.

Our American Performance Fund mutual fund family consists of ten funds which are designed for retail investors. These funds have nearly $1.6 billion in assets and grew approximately 18% in 1998. The Short-Term Income Fund ranked number one in the U.S. for 1998, and the Growth Equity Fund ranked in the seventh, sixth and fourth percentiles nationally for the last one, two and three-year periods, respectively.

At year-end 1998, the group managed $5.6 billion in discretionary assets, ranking us as the largest discretionary asset manager in Oklahoma. Our 356 customers for our 401(k) service rank us among the 40 largest providers in the United States with in-house trust services.

    o CORPORATE TRUST. Corporate Trust targets governmental bodies and companies requiring bond trustees, registrars, paying agents and escrow agents. Corporate Trust is a leader in the Oklahoma market in serving the fiduciary needs of governmental bodies and companies. Given our established strength in the Oklahoma market, our primary strategy is to expand these services into Texas, New Mexico and Arkansas.

    The Trust Services Division's primary markets are Oklahoma, Texas, New Mexico and Arkansas. We have regional offices in Tulsa, Oklahoma City, Dallas and Sherman, Texas and plan to open additional offices this year in Fayetteville, Arkansas and Albuquerque.

    The Division's primary competitors are other banks and other financial service providers, such as brokerage houses, national mutual fund companies, private money management firms and insurance companies.

This Division's recent initiatives include:

    o Workplace availability of insurance products. In November 1997, we introduced workplace availability for insurance products, which facilitates mass-market delivery of life, health and disability insurance products to customers. This initiative complements traditional pension/401(k) plan delivery and takes advantage of existing commercial banking relationships. In 1998, 34% of our total insurance revenue attributable to insurance was derived through workplace delivery.

    o Foundations Mutual Fund asset allocation account. The full launch of our Foundations Mutual Fund asset allocation product began in March 1998. This product features ten distinct model portfolios of proprietary and nonproprietary mutual funds and is marketed by both trust and brokerage sales professionals to emerging affluent customers. This product tailors investment portfolios to the risk tolerance, time horizon and specific objectives of the investor.

    o 401(k)/Self Directed Option product. In 1996, we introduced a 401(k)/Self Directed Option product in response to plan participants' desire to exercise more control over their account balances. Our program offers core mutual fund options and a self-directed brokerage account option integrated with daily valuation, voice response and consolidated reporting. The target market for this product includes primarily corporate retirement pools with over $25 million in assets. We market this product nationally and have established customer relationships in several markets including Chicago, New York, Los Angeles and Dallas. Target customers include professional firms in the legal, medical, engineering, technology, architecture, accounting and financial fields. We presently have nine customers in our 401(k)/SDO program throughout six different states.

OTHER FINANCIAL SERVICES

    Other Financial Services includes our TransFund and BOSC, Inc. businesses and Bank of Texas, Bank of Albuquerque and Bank of Arkansas.

TRANSFUND

    TransFund, our electronic card processing unit, provides merchants and financial institutions with a full line of ATM, debit/credit cards and merchant payment processing products.

    TransFund consists of four units:

    o  Operations and Technology;

    o  Sales and Marketing;

    o  Customer Service; and

    o  Financial Administration.

    TransFund's primary strategic goal is to increase market share both within Oklahoma and in contiguous states by introducing new products and services to current and potential customers. In addition, we continue to employ new technology in an effort to improve customer responsiveness, increase information and communication flow and maintain our position as a low cost service provider.

    In our ATM/debit card business, we processed 58 million debit card transactions in 1998, representing transactions conducted by more than one million cardholders. In 1998, we served 238 financial institution customers in Oklahoma, Kansas, Missouri, Arkansas, Texas, Colorado, New Mexico and Nevada. We process transactions at approximately 995 ATMs located in these eight states.
In addition, through alliances with other processors, we offer our customers access to more than 432,000 ATMs worldwide and debit card purchase capability at more than 15 million merchant locations worldwide.

    TransFund markets products to a variety of merchants and financial institutions. We focus on smaller financial institutions, a segment not heavily targeted by our larger competitors. Additionally, we focus on the small to mid-sized merchant market segment. In the merchant payment business, we processed approximately 3.9 million merchant sales in 1998 with a value of $390 million at more than 5,900 merchant locations.

    TransFund's superior customer service and responsiveness has enabled us to increase our market share significantly over the past few years. For the period 1995 through 1998, the number of debit transactions processed in the United States grew 26.9% compounded annually, while the number of cardholders in the United States increased at a compounded annual rate of 28.2%. Over the same time period, we experienced compounded annual growth rates of 34.4% and 37.5%, respectively, in the number of merchant locations and the dollar volume of merchant payments processed. During 1998, TransFund's transaction volume grew 11.3% while total ATM transactions grew 2.2% nationally. While we have the number one market share in Oklahoma, much of our growth in the past few years has been in contiguous states.

    Our primary competitors are ATM/debit card processors and regional electronic funds transfer networks. Our competitors have similar capabilities to ours in terms of cost, product features and functionality. In the merchant payment processing business, our major competitors are large national commercial banks.

TransFund's recent initiatives include:

    o Business debit cards. In 1998, we began offering the TransFund Business Check Card. This product was developed to target the purchasing and cash management needs of businesses with annual revenue of less than $10 million and fewer than 100 employees. The business check card simplifies cash management and tracking of smaller business expenses, separates business and personal expenses and is widely accepted at merchant locations. It also helps our financial institution clients strengthen and expand their commercial relationships with small businesses.

    o Direct debit point-of-sale. TransFund began offering direct debit point-of-sale purchase capability in 1998 for our financial institution clients that require a PIN-based debit card for purchases at merchant locations. We currently have relationships with the Interlink and PULSE networks to facilitate this PIN-based debit card product.

    o Off-line debit cards. The TransFund Check Card is a signature-based card, which is linked to a cardholder's checking account and routed through the VISA payment system. This card can be used to make purchases at more than 15 million merchant locations worldwide. During the last two years, TransFund has focused on introducing this product to most of our financial institution clients. At year-end 1998, 229 of our client financial institutions, or 96% of our total clients, used this product.

BOSC, INC.

    BOSC, Inc., a subsidiary of BOK Financial Corporation, is a full-service securities firm with specialized expertise in public and municipal finance, asset backed securities and private placements. BOSC is authorized to deal in and underwrite a broader range of securities than traditional banks.

    BOSC is comprised of three divisions:

    o the Retail Brokerage Division is responsible for retail customer sales and brokerage activity;

    o the Institutional Investments Division executes securities transactions with other banks, corporations, foundations and public sector entities; and

    o the Leo Oppenheim Division specializes in public and municipal finance activity, including financial advisory and underwriting services.

    In 1998, we consolidated Leo Oppenheim and two of our existing securities companies into one full-service securities firm. BOSC's strategy is to be the leading underwriter and dealer in Oklahoma public and municipal securities, to play a leading role in asset-backed transactions in Oklahoma and to provide medium-size corporate clients access to the capital markets. We intend to grow selectively into surrounding markets, particularly with our Retail Brokerage and Public Finance units.

    The 35 retail financial consultants of BOSC, Inc. serve more than 22,000 households, primarily in Oklahoma, as well as in Texas, Arkansas and Albuquerque. Institutional sales, trading and underwriting activity is based out of four primary locations: Oklahoma City, Tulsa, Little Rock and Fayetteville, Arkansas. Our 32 institutional sales representatives and eight fixed-income traders focus on Oklahoma and contiguous states. The Leo Oppenheim Division has eight investment bankers in Oklahoma, three in Arkansas and two in Texas.

    The three BOSC divisions are further organized according to their primary customer segments:

    o the Retail Brokerage Division operates as a full-service broker/dealer. The principal products the Division offers are mutual funds, annuities, fixed-income securities and equities;

    o the Institutional Investment Division focuses on Oklahoma and its contiguous states. In 1998, the mix of revenue from securities sales included approximately 25% from financial institutions, 16% from foundations and trusts, 15% from governmental entities and 11% from corporations. In 1998, approximately 64% of the revenue earned by the Institutional Investments Division was generated from Oklahoma-based institutional customers, but we have recently seen strong growth from outside of Oklahoma; and

    o the Leo Oppenheim Division specializes in municipal finance, asset-backed securities and private placement activities. Among its clients are many of the largest issuers of municipal debt in Oklahoma. Although the Division is growing into adjacent states, the majority of its 1999 revenue is expected to be derived from Oklahoma-based customers.

    The Leo Oppenheim Division is the market leader in the underwriting of Oklahoma and Arkansas school bonds and Oklahoma housing bonds. With BOSC's appointment as the sole underwriter of the Oklahoma Water Resource Board, we hope to expand our market share in other public finance areas. We have one of the largest networks of sales representatives in Oklahoma specializing in public and municipal securities, and we have been particularly successful in placing double-tax-exempt bonds with our customer base.

    Primary competitors for BOSC include:

    o other full-service broker/dealers, financial planning firms and electronic brokerage firms, which compete with BOSC's Retail Brokerage Division;

    o regional and national securities dealers, which compete with BOSC's Institutional Investment Division; and

    o regional and national firms engaged in public finance underwriting in Oklahoma and its contiguous states and several small municipal financial advisory firms based in Oklahoma, which compete with BOSC's Oppenheim Division.

BOSC's recent initiatives include:

    o Section 20, Tier II Authorization. We recently secured Tier II approval from the Federal Reserve Board, allowing us to expand BOSC's underwriting activity into the corporate debt market. This additional capability significantly enhances our position as a niche investment banking firm which focuses on public finance and asset-backed transactions in the region. As the only remaining provider of such services based in Oklahoma, we believe we have significant competitive advantages relative to out-of-state firms.

    o Internet access to brokerage accounts. BOSC plans to offer our retail clients access to their brokerage accounts through Pershing's "Net Exchange Client" system. This service provides Internet access for account review, equity research, stock trade order entry, stock quote, market news and other information. Our clients will be able to access this system through a link from our current Web Page. We anticipate offering this service early in the third quarter of 1999.

BANKING SUBSIDIARIES

    We operate six out-of-state banking subsidiaries:

    o Bank of Texas, which operates primarily in the Dallas/Forth Worth metropolitan area;

    o Bank of Albuquerque, which serves as our hub in the largest and fastest-growing market in New Mexico; and

    o  Bank of Arkansas, which operates primarily in northwest Arkansas.

    o Mid-Cities National Bank, Canyon Creek National Bank and Swiss Avenue State Bank, all recently acquired, which are based in the Dallas/Fort Worth metropolitan area.

    These subsidiaries have similar lines of business and focus on similar market segments as Bank of Oklahoma. While tailored for the unique characteristics of these markets and operating environments, our strategy in these markets closely resembles the strategy we have pursued successfully in Oklahoma. We plan to build these subsidiaries into banks with significant expertise in selected niche products and industries, while offering a community bank level of service quality.

    The primary products and services offered by Bank of Texas, Bank of Albuquerque and Bank of Arkansas include middle-market and small- business banking, consumer banking, trust services, treasury services and retail investments through BOSC. Our primary customer focus is on small businesses and middle-market corporations that have been affected by disruptions in their banking services due to consolidations in the banking industry. We also offer our products and services to retail customers, large corporations and public and nonprofit entities.

    Primary competitors of our banking subsidiaries consist of various community, regional, national and international banks operating in their respective geographic areas, as well as other financial services companies.

    Market position and recent initiatives for each of our primary banking subsidiaries are:

    o  Bank of Texas

       -- Bank of Texas currently has $404 million in deposits and a loan portfolio of approximately $318 million. Our three recent acquisitions in the Dallas/Fort Worth area, which we anticipate merging with Bank of Texas in the second quarter of 2000, increased our total assets in this area to approximately $977 million from $566 million at March 31, 1999. They also have increased our deposits in the area from $404 million to $756 million, giving us an approximate 1.2% share in this $53.9 billion deposit market.

       -- Recent initiatives include expansion in the Dallas/Fort Worth metropolitan area, as well as the establishment of a merchant banking unit. This unit will be located in our Dallas office. Initial business development for this unit will focus upon customers and prospects of Bank of Texas.

   o   Bank of Albuquerque

       -- Bank of Albuquerque currently has $420 million in deposits and a loan portfolio of approximately $147 million. It is the fourth largest bank in the City of Albuquerque and the fifth largest in the State of New Mexico in terms of deposits.

       -- Recent initiatives include expanding middle-market commercial banking to more fully service the middle-market customer segment, introducing on-line debit cards and launching an Internet site, which will enable customers to use various banking services via the Internet.

    o  Bank of Arkansas

       -- Bank of Arkansas currently has $87 million in deposits and a loan portfolio of approximately $76 million. It grew its total deposits by 17.7% and net loans by 48.2% in 1998. Furthermore, Bank of Arkansas has become a significant employee benefit plan administrator in northwest Arkansas.

       -- Recent initiatives include expansion in the Ft. Smith, Arkansas market, establishment of a loan production office in Little Rock, addition of a local trust administrator for our northwest Arkansas employee benefit plans and ongoing efforts to enhance the sale of our treasury service products.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN KEY EMPLOYEES

    The following table presents certain information with respect to the executive officers, directors and certain key employees of BOK Financial as of the date of this prospectus.

         NAME                AGE          TITLE
         ----                ---          -----
George B. Kaiser.........     56   Chairman of the Board
Stanley A. Lybarger......     49   President, Chief Executive Officer, and
                                   Director
James A. White...........     55   Executive Vice President and Chief
                                   Financial Officer
W. Wayne Allen...........     63   Director
C. Fred Ball, Jr.........     55   Director, President and Chief Executive Officer,
                                   Bank of Texas
James E. Barnes..........     65   Director
Sharon J. Bell*..........     49   Director
Luke R. Corbett..........     52   Director
Robert H. Donaldson......     56   Director
William E. Durrett.......     68   Director
James O. Goodwin.........     59   Director
V. Burns Hargis..........     53   Director, Vice Chairman
Howard E. Janzen.........     45   Director
E. Carey Joullian, IV         39   Director
Robert J. LaFortune*.....     72   Director
Philip C. Lauinger, Jr.*      63   Director
Frank A. McPherson*......     66   Director
Steve E. Moore*..........     53   Director
J. Larry Nichols.........     56   Director
Ronald J. Norick.........     57   Director
Robert L. Parker, Sr.....     75   Director
James W. Pielsticker.....     61   Director
E.C. Richards............     49   Director
James A. Robinson........     70   Director
L. Francis Rooney, III...     45   Director
David J. Tippeconnic*....     59   Director
Tom E. Turner............     60   Director, Chairman, Bank of Texas
Robert L. Zemanek........     49   Director
Jeffrey R. Dunn..........     36   Chairman, President, Bank of Arkansas
Paul M. Elvir............     59   Executive Vice President, Bank of Oklahoma
Mark W. Funke............     43   President, Bank of Oklahoma, Oklahoma City
Eugene A. Harris.........     57   Executive Vice President, Chief Credit
                                   Officer
H. James Holloman........     48   Executive Vice President, Bank of Oklahoma
David L. Laughlin........     46   Senior Vice President and President,
                                   Mortgage Banking
John C. Morrow...........     43   Senior Vice President, Financial Accounting
                                   & Reporting
Steven E. Nell...........     37   Senior Vice President, Corporate Controller
W. Jeffrey Pickryl.......     47   Executive Vice President, Bank of Oklahoma
Norman W. Smith..........     52   Executive Vice President, Bank of Oklahoma
Gregory K. Symons........     46   President, Bank of Albuquerque
Charles D. Williamson....     52   Executive Vice President, Bank of Oklahoma

----------
* Member, Risk Oversight and Audit Committee

    George B. Kaiser. Mr. Kaiser has served as a Director of BOK Financial since 1991 and serves as Chairman of the Board of BOK Financial and Bank of Oklahoma. He also serves as President and principal owner of Kaiser-Francis Oil Company, an independent oil and gas exploration and production company with interests in 22 states and two provinces. Kaiser-Francis also owns Fountains Continuum of Care, Inc., which holds interests in senior housing communities in fifteen states.

    Stanley A. Lybarger. Mr. Lybarger has served as a Director of BOK Financial since 1991. He also serves as President and Chief Executive Officer of BOK Financial and Bank of Oklahoma. He has been with Bank of Oklahoma for 25 years. Previously, he was President of Bank of Oklahoma's Oklahoma City Regional Office and Executive Vice President of Bank of Oklahoma with responsibility for corporate banking.

    James A. White. Mr. White is a Director of Bank of Oklahoma and Executive Vice President, Chief Financial Officer and Treasurer of BOK Financial and Bank of Oklahoma. He became Chief Financial Officer of BOK Financial and Bank of Oklahoma in 1992. He formerly served as President and Chief Executive Officer of First National Bank & Trust Co. of Tulsa, and currently is Chairman of the Board of Hillcrest Healthcare System.

    W. Wayne Allen. Mr. Allen has served as a Director of BOK Financial since 1992. He also serves as Chairman and Director of Phillips Petroleum Company. From 1993 until 1995, he served as a member of the Board of Directors of the Federal Reserve Bank of Kansas City.

    C. Fred Ball, Jr. Mr. Ball has served as a Director of BOK Financial since April, 1999. Mr. Ball is President and CEO of the Bank of Texas and is responsible for Commercial Banking in the Dallas area. Before joining Bank of Oklahoma in 1997, he was Executive Vice President of Comerica Bank-Texas and later President of Comerica Securities Inc.

    James E. Barnes. Mr. Barnes has served as a Director of BOK Financial since 1991. He is retired Chairman of the Board, President, and Chief Executive Officer of MAPCO Inc., which has subsequently merged with Williams, Inc. In addition, he is a Director of Parker Drilling Co., Kansas City Southern Industries, Inc. and SBC Communications, Inc.

    Sharon J. Bell. Ms. Bell has served as a Director of BOK Financial since 1993. She is also an Attorney and Managing Partner at Rogers and Bell in Tulsa, Oklahoma. She serves as a Trustee and General Counsel to Chapman-McFarlin Interests. Previously, she was a Director and President of Red River Oil Company.

    Luke R. Corbett. Mr. Corbett has served as a Director of BOK Financial since April, 1999. He serves as Chairman and Chief Executive Officer of Kerr-McGee Corporation.

    Robert H. Donaldson. Mr. Donaldson has served as a Director of BOK Financial since 1995. He is a Professor and former President of the University of Tulsa in Tulsa, Oklahoma.

    William E. Durrett. Mr. Durrett has served as a Director of BOK Financial since 1991. He also serves as Senior Chairman of the Board of American Fidelity Corporation and American Fidelity Assurance Company. He is also a Director of Oklahoma Gas & Electric Company and Chairman of the Board of Integris Health.

    James O. Goodwin. Mr. Goodwin has served as a Director of BOK Financial since 1995. He serves as Chief Executive Officer of Oklahoma Eagle Publishing Co. He is also the Sole Proprietor of Goodwin & Goodwin Law Firm in Tulsa, Oklahoma.

    V. Burns Hargis. Mr. Hargis has served as a Director of BOK Financial since 1993. He also serves as Vice Chairman of BOK Financial and Bank of Oklahoma and Director of BOSC. Formerly, he was an Attorney and Of Counsel to the law firm of McAfee & Taft in Oklahoma City, Oklahoma.

    Howard E. Janzen. Mr. Janzen has served as a Director of BOK Financial since 1998. He is also President and Chief Executive Officer of Williams Communications, a subsidiary of Williams, Inc.

    E. Carey Joullian, IV. Mr. Joullian has served as a Director of BOK Financial since 1995. He also serves as President of Mustang Fuel Corporation and Subsidiaries. In addition, he serves as President and Manager of Joullian & Co., Inc.

    Robert J. LaFortune. Mr. LaFortune has served as a Director of BOK Financial since 1993. He is self-employed in the investment and management of personal financial holdings. He is also a Director of Williams, Inc.

    Philip C. Lauinger, Jr. Mr. Lauinger has served as a Director of BOK Financial since 1991. He also serves as Chairman and Chief Executive Officer of Lauinger Publishing Company. Previously, he was Chairman of the Board and Chief Executive Officer of PennWell Publishing Co.

    Frank A. McPherson. Mr. McPherson has served as a Director of BOK Financial since 1996. He also served as Chairman of the Board and Chief Executive Officer of Kerr-McGee Corporation from 1983 to 1997. He is a member of the Board of Directors of Kimberly-Clark Corp., Conoco Inc.,

Tri-Continental Corporation, Seligman Quality Fund, Inc., Seligman Select Municipal Fund, Inc. and Seligman Group of Mutual Funds and is a former Director of the Federal Reserve Bank of Kansas City.

    Steven E. Moore. Mr. Moore has served as a Director of BOK Financial since 1998. He also serves as Chairman, President and Chief Executive Officer of OGE Energy Corp. In addition, he is Director of the Oklahoma City Chamber of Commerce, Oklahoma State Chamber of Commerce and Edison Electric Institute.

    J. Larry Nichols. Mr. Nichols has served as a Director of BOK Financial since 1997. He is the President and Chief Executive Officer of Devon Energy. He also serves as Director of Independent Petroleum Association of America and the Domestic Petroleum Counsel. He is on the Board of Governors for the American Stock Exchange. In addition, he serves as Director of Smedvig ASA, CMI Corporation and Caribou Communications Company.

    Ronald J. Norick. Mr. Norick has served as a Director of BOK Financial since April, 1999. He is Controlling Manager, Norick Investments Company, L.L.C. He previously served as Mayor of Oklahoma City from 1987 until 1998 and was President of Norick Brothers, Inc. from 1981 to 1992. In addition, he is a Director of Sport Haley, Inc., Oklahoma Medical Holdings, Ltd., and the Oklahoma City Chamber of Commerce.

    Robert L. Parker, Sr. Mr. Parker has served as a Director of BOK Financial since 1991. He is the Chairman and Director of Parker Drilling Co. In addition, he serves as a Director of Weatherford-Enterra Corp., Clayton Williams Energy, Inc. and Norwest Bank of Texas-Kerrville.

    James W. Pielsticker. Mr. Pielsticker has served as a Director of BOK Financial since 1996. He is the President of Arrow Trucking Co.

    E.C. Richards. Mr. Richards has served as a Director of BOK Financial since 1997. He is also Executive Vice President and Chief Operating Officer for Sooner Pipe and Supply Corporation.

    James A. Robinson. Mr. Robinson has served as a Director of BOK Financial since 1993. He is self-employed in the investment and management of personal financial holdings and in the ranching business.

    L. Francis Rooney, III. Mr. Rooney has served as a Director of BOK Financial since 1995. He is Chairman of the Board and Chief Executive Officer of Manhattan Construction Company.

    David J. Tippeconnic. Mr. Tippeconnic has served as a Director of BOK Financial since 1998. He is the President, Chief Executive Officer and Director of CITGO Petroleum Corporation. In addition, he is the Director of the American Petroleum Institute, St. Francis Health Systems, the Boy Scouts of America and Southdown, Inc.

    Tom E. Turner. Mr. Turner has served as a Director of BOK Financial since 1998. He is the Chairman of Bank of Texas, NA. Prior to the Bank of Texas, he served as Chairman and Chief Executive Officer of the First National Bank of Park Cities in Dallas, Texas, which was acquired by BOK Financial on February 12, 1997. He had been the Chief Executive Officer of FNB Park Cities since 1984.

    Robert L. Zemanek. Mr. Zemanek has served as a Director of BOK Financial since 1994. He is the President of Energy Delivery, at Central & South West Services. Previously, he served as the President, Chief Executive Officer and Director of Public Service Company of Oklahoma and as Director of Central and Southwest Service, Inc., Ash Creek Mining Company and the University of Tulsa.

    Jeffrey R. Dunn. Mr. Dunn is Chairman and President of Bank of Arkansas. Prior to becoming President of Bank of Arkansas, he served as Senior Vice President of Commercial Lending. He has been with Bank of Oklahoma for ten years.

    Paul M. Elvir. Mr. Elvir is the Executive Vice President and Manager of the Bank of Oklahoma Operations and Technology Division. Before joining Bank of Oklahoma in 1997, he was the President of Liberty Payments Services, Inc., a subsidiary of Banc One Services Corporation. He had previously served as an Executive Vice President of Banc One Services Corporation.

    Mark W. Funke. Mr. Funke is President of the Bank of Oklahoma, Oklahoma City and heads our Commercial Banking Division in Oklahoma City. He also heads our Business Banking Group, which manages our statewide small-business banking efforts and all of our Community Banking Offices. He joined BOK Financial in 1984 as Vice President in the financial institutions department and was named to his current position in 1997. Before joining BOK Financial, he was a commercial lender with Republic Bank in Houston for seven years.

    Eugene A. Harris. Mr. Harris has served as a Director of Bank of Oklahoma since 1991. He is also the Director and Executive Vice President of Bank of Oklahoma, Chief Credit Officer and Manager of the Credit Administration Division. He has been with Bank of Oklahoma for 17 years.

    H. James Holloman. Mr. Holloman is the Executive President of Bank of Oklahoma and Manager of Trust Services. Before joining Bank of Oklahoma, he spent 12 years at First Union National Bank in Charlotte, NC. He has been with Bank of Oklahoma since 1985.

    David L. Laughlin. Mr. Laughlin is the Senior Vice President and President of the Mortgage Banking Division. He joined BOK Financial in 1986 as the Secondary Marketing Manager in charge of retail production and secondary marketing, and he became President of Mortgage Banking in 1993. He has served two terms on the Fannie Mae Advisory Board and is a past President of the Oklahoma Mortgage Bankers' Association and the Tulsa Mortgage Bankers Association.

    John C. Morrow. Mr. Morrow is Senior Vice President and serves as Director of Financial Accounting and Reporting. He joined Bank of Oklahoma in 1993. He was previously with Ernst & Young for 10 years.

    Steven E. Nell. Mr. Nell is Senior Vice President and serves as Corporate Controller. He joined Bank of Oklahoma in 1992. He was previously with Ernst & Young for eight years.

    W. Jeffrey Pickryl. Mr. Pickryl is the Executive Vice President responsible for Corporate Banking in Tulsa, as well as statewide energy and real estate lending. Before joining Bank of Oklahoma in 1997, he was President and Chief Credit Officer for Liberty Bancorp, Inc. in Tulsa, where he worked for 14 years. He was previously with Arizona Bank in Phoenix.

    Norman W. Smith. Mr. Smith is the Executive Vice President of Bank of Oklahoma and manages the Consumer Banking Division. In addition to BOKF's branch network, he is responsible for mortgage operations, corporate marketing and corporate Community Reinvestment Act activities. Before joining Bank of Oklahoma in 1991, he was Senior Vice President and Manager, Branch Sales and Services Division, at Ameritrust Bank in Cleveland, Ohio.

    Gregory K. Symons. Mr. Symons is the President of the Bank of Albuquerque and is responsible for Corporate Banking in New Mexico. He previously served as Bank of Oklahoma's Senior Vice President of Regional Banking and Commercial Lending/Sales. He has been with Bank of Oklahoma since 1976 and was named to his current position in 1998.

    Charles D. Williamson. Mr. Williamson is the Executive Vice President of Capital Markets of Bank of Oklahoma and Chairman and Chief Executive Officer of BOSC. Before joining Bank of Oklahoma six years ago, he was the Manager of the Investment Division at First Interstate Bank of Arizona and the Manager of the Investment Division at First Interstate Bank of Oklahoma.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    We are presenting the following information as if all of our outstanding Series A Preferred Stock had been converted to common stock.

    OUR PRINCIPAL SHAREHOLDER

    As of the date of this prospectus, our principal shareholder, Mr. George B. Kaiser, beneficially owns 74.1% of our common stock after giving effect to conversion of 249,490,880 shares of our Series A Preferred Stock owned by him. Mr. Kaiser has been our Chairman since 1991. He is also the owner and CEO of Kaiser-Francis Oil Co., an oil and gas exploration and production company that he has managed for more than 25 years. Kaiser-Francis also owns Fountains Continuum of Care, Inc., which holds interests in senior housing communities in 15 states.

    Mr. Kaiser's primary reasons for offering a portion of his shares is to enable our shares to attain more appropriate public market valuation levels and to increase the attractiveness of our shares as an acquisition currency. Mr. Kaiser intends to maintain at least a majority ownership of BOK Financial.

    SELLING SHAREHOLDERS

     The following table identifies shareholders that will be offering their common stock and the number of shares to be sold by each shareholder, as well as the number of shares beneficially owned before and after the offering. We are presenting the information in the table as if the underwriters did not exercise the over-allotment option.

                                                   SHARES OWNED        SHARES          SHARES OWNED
                                                 PRIOR TO OFFERING   BEING OFFERED     AFTER OFFERING
                                                 -----------------   -------------     --------------
               NAME                                    NUMBER           NUMBER             NUMBER
               ----                                    ------           ------             ------

                          DESCRIPTION OF CAPITAL STOCK

    The following descriptions of our capital stock are not complete. You should also read our Amended and Restated Certificate of Incorporation, our Bylaws and the General Corporation Act of the State of Oklahoma. We have filed copies of our Certificate of Incorporation and Bylaws with the SEC. These documents are incorporated by reference into the registration statement of which this prospectus is a part.

    We have 3,500,000,000 shares of capital stock authorized, of which 2,500,000,000 shares are common stock, $0.00006 par value, and 1,000,000,000 shares are preferred stock, $0.00005 par value. As of June 25, 1999, we had 47,553,759 shares of common stock issued and outstanding and 250,000,000 shares of preferred stock issued and outstanding as a single series of Series A Preferred Stock.

COMMON STOCK

    Each holder of shares of our common stock is entitled to one vote for each share held on all matters to be voted upon by our shareholders. The holders of outstanding shares of our common stock are entitled to receive ratably such dividends out of assets legally available therefor as our Board of Directors may determine. Upon our liquidation or dissolution, the holders of our common stock will be entitled to share ratably in our assets that are legally available for distribution to shareholders after payment of liabilities. Holders of outstanding Series A Preferred Stock are entitled to dividend and/or liquidation preferences. Holders of other series of preferred stock may likewise be entitled to dividend and liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay them to the holders of our common stock. Holders of our common stock have no conversion, sinking fund, redemption, preemptive or subscription rights. In addition, holders of our common stock do not have cumulative voting rights. We cannot further call or assess shares of our common stock.

SERIES A PREFERRED STOCK

    The Series A Preferred Stock has no voting rights under the Certificate of Incorporation and under Oklahoma corporate law would only have the right to vote in the event of a proposed amendment to the Certificate of Incorporation altering or changing the special rights and preferences of the Series A Preferred Stock, changing the par value or increasing or decreasing the number of authorized shares.

    The holders of outstanding shares of our Series A Preferred Stock are entitled to receive cumulative cash dividends at the annual rate of ten percent of the $0.06 liquidation preference value per share, when and as declared by our Board of Directors. Any shares of Series A Preferred Stock may be redeemed by us at any time, provided that all regulatory requirements are met and all accrued dividends are paid. Holders of our Series A Preferred Stock may convert their shares to our common stock at any time at a ratio of 2.39 shares of common stock for each 100 shares of Series A Preferred Stock. This ratio has been adjusted to account for the two for one stock split which was issued February 22, 1999 and also gives effect to the 1 for 100 reverse stock split of common stock effected December 17, 1991 and the November 18, 1993, November 17, 1994, November 27, 1995, November 27, 1996, November 19, 1997 and November 25, 1998 BOKF 3% common stock dividends payable by the issuance of our common stock. Holders of our preferred stock have no sinking fund or preemptive rights.

PREFERRED STOCK

    Our Board of Directors has the authority to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any unissued series of our preferred stock and to fix the number of shares, dividend rights, conversion or exchange rights, voting rights, redemption rights, liquidation preferences and sinking funds of any series of our preferred stock. The authorized shares of our preferred stock will be available for issuance without further action by our shareholders, unless shareholder action is required by applicable law or by the rules of a stock exchange on which any series of our stock may be listed. The holders of our preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of those holders as provided by the General Business Corporation Act of the State of Oklahoma.

    This authority of our Board of Directors gives it the power to approve the issuance of a series of preferred stock that could, depending on its terms, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. For example, the issuance of new shares might impede a business combination if the terms of those shares include voting rights that would enable a holder to block business combinations. Conversely, the issuance of new shares might facilitate a business combination if those shares have general voting rights sufficient to satisfy an applicable percentage vote requirement.

    If applicable, the terms on which our preferred stock may be convertible into or exchangeable for our common stock or our other securities will be described in the applicable Certificate of Determination. The terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder, or at our option, and may include provisions that adjust the number of shares of our common stock or other securities of ours that the holders of our preferred stock may receive.

DIRECTORS' LIABILITY

    Article VI of our Bylaws provide for indemnification of directors to the fullest extent authorized by Oklahoma Law. Section 1031 of the Oklahoma General Business Corporation Act Authorizes a corporation to indemnify its officers, employees and agents against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred, whether in civil, criminal, administrative, or investigative proceedings, by him or her in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Pursuant to statutory and bylaw provisions, we have purchased insurance against certain costs of indemnification of its officers and directors.

TRANSFER AGENT AND REGISTRAR

    The Bank of New York acts as transfer agent and registrar for our common stock and our Series A Preferred Stock.

                    CERTAIN U.S. FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

     In the opinion of Davis Polk & Wardwell, our special tax counsel, the following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock by a beneficial owner that is a "Non-U.S. Holder." A "Non-U.S. Holder" is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust.

     This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), and administrative interpretations as of the date hereof, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are advised to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of Common Stock, including the consequences under the laws of any state, local or foreign jurisdiction.

DIVIDENDS

     Subject to the discussion below, dividends, if any, paid to a Non-U.S. Holder of Common Stock generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, we will presume that dividends paid on or before December 31, 1999 to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. Under the United States Treasury Regulations applicable to dividends paid after December 31, 1999 (the "Final Regulations"), to obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide an Internal Revenue Service Form W-8 certifying such Non-U.S. Holder's entitlement to benefits under a treaty. The Final Regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or those holding an interest in that entity.

     There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States if a Form 4224 (or, after December 31, 1999, a Form W-8) stating that the dividends are so connected is filed with us. Instead, the effectively connected dividends will be subject to regular U.S. income tax in the same manner as if the Non-U.S. Holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the non-U.S. corporation's effectively connected earnings and profits, subject to certain adjustments.

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States, (ii) in the case of certain Non-U.S. Holders who are non-resident alien individuals and hold the Common Stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates, or (iv) we are or have been a "U.S. real property holding corporation" within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     Generally, we must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder.

Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

     Dividends paid to a Non-U.S. Holder at an address within the United States may be subject to backup withholding imposed at a rate of 31% if the Non-U.S. Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and certain other information to us, or in the case of dividends paid after December 31, 1999, it fails to certify its non-U.S. status on a Form W-8. Backup withholding generally will not apply to dividends paid on or before December 31, 1999 to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person). Under the Final Regulations, however, a Non-U.S. Holder will be subject to backup withholding unless the applicable certification requirements are met.

     Under current United States federal income tax law, information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States of a broker that is either (1) a U.S. person, (2) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (3) a "controlled foreign corporation" for U.S. federal income tax purposes, and (4) effective after December 31, 1999, a foreign partnership (A) at least 50% of the capital or profits interest in which is owned by U.S. persons, or (B) that is engaged in a U.S. trade or business, and the broker fails to maintain documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption.

     Effective January 1, 2000, in the case of a transaction described in (1),
(2), (3) or (4), a Non-United States Holder will be subject to backup withholding and information reporting unless the broker receives certification of non-U.S. status on a Form W-8. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

FEDERAL ESTATE TAX

     An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITERS

     Under the terms and conditions of the Underwriting Agreement dated as of the date of this prospectus, the U.S. underwriters named below, for whom Morgan Stanley & Co. Incorporated, Keefe Bruyette & Woods, Inc., Smith Barney Inc. and Stephens Inc. are acting as U.S. representatives, and the international underwriters named below, for whom Morgan Stanley & Co. International Limited, Keefe Bruyette & Woods, Inc., Salomon Brothers International Limited and Stephens Inc. are acting as international representatives, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, severally, the number of shares indicated below:

                                                              NUMBER OF
NAME                                                            SHARES
----                                                          ----------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated.........................
  Keefe Bruyette & Woods, Inc...............................
  Salomon Smith Barney Inc..................................
  Stephens Inc..............................................
                                                              ----------
     Subtotal...............................................
                                                              ----------
International Underwriters:
  Morgan Stanley & Co. International Limited................
  Keefe Bruyette & Woods, Inc...............................
  Salomon Brothers International Limited....................
  Stephens Inc..............................................
                                                              ----------
     Subtotal...............................................
                                                              ----------
       Total................................................
                                                              ==========

     The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and selling shareholders and subject to prior sale. The Underwriting Agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares are conditioned on the delivery of legal opinions by their counsel. The underwriters are obligated to purchase all of the shares, except those covered by the U.S. underwriters' over-allotment option described below, if any are purchased.

     In the Agreement between U.S. and International Underwriters, each U.S. underwriter has represented and agreed that (1) it is not purchasing any shares for the account of anyone other than a United States or Canadian person and (2) it has not offered or sold, and will not offer or sell any shares or distribute any prospectus relating to the shares outside the United States or Canada or to anyone other than a United States or Canadian person. Each international underwriter has represented and agreed that (1) it is not purchasing any shares for the account or any United States or Canadian person and (2) it has not offered or sold, and will not offer or sell any shares or distribute any prospectus relating to the shares in the United States or Canada or to any United States or Canadian person. For any underwriter that is both a U.S. underwriter and an international underwriter, these representations and agreements (1) made by it in its capacity as a U.S. underwriter apply only to it in its capacity as a U.S. underwriter and (2) made by it in its capacity as an international underwriter apply only to it in its capacity as an international underwriter. The limitations described above do not apply to, among other things, stabilization transactions or to other transactions specified in the Agreement between U.S. and International Underwriters. As used in this section, "United States or Canadian person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision of the United States or Canada, other than a branch located outside the United States and Canada of any United States or Canadian person. "United States or Canadian person" includes any United States or Canadian branch of an entity who is otherwise not a United States or Canadian person.

     In the Agreement between U.S. and International Underwriters, sales of shares may be made between U.S. underwriters and international underwriters. The price of any shares so sold will be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than
$          a share.

     In the Agreement between U.S. and International Underwriters, each U.S. underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws of Canada. Each U.S. underwriter has represented that any offer or sale of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which the offer or sale is made. Each U.S. underwriter has further agreed to send to any dealer who purchases from it any of shares a notice stating that, by purchasing the shares, the dealer agrees that any offer or sale of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which the offer or sale is made. Each dealer will deliver to any other dealer to whom it sells any shares a notice containing substantially the same Canadian selling restrictions.

     In the Agreement between U.S. and International Underwriters, each international underwriter has represented and agreed that:

     - it has not offered or sold and, prior to the date six months after the closing date for the sale of the shares to the international underwriters, will not offer or sell, any shares to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

     - it has complied and will comply with all applicable provisions of the Financial Services Act 1986; and

     - it has and will distribute any document relating to the shares in the United Kingdom only to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such document may otherwise lawfully be distributed.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may also offer the shares to securities dealers at a price that represents a concession not in excess of
$          a share under the public offering price. Any underwriter may allow,
and dealers may reallow, a concession not in excess of $          a share to
other underwriters or to securities dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be changed by the representatives.

     The U.S. underwriters have an option to purchase from us up to an aggregate
of   additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The U.S. underwriters' option is exercisable for 30 days from the date of this prospectus. The U.S. underwriters may exercise this option only for the purpose of covering over-allotments, if any, made in connection with this offering. If this option is exercised, each U.S. underwriter will become obligated to purchase the same percentage of additional shares of common stock as set forth in the preceding table. If the U.S. underwriter's option is exercised in full,
the total price to the public for this offering would be $          , the total
underwriting discounts and commissions would be $          , the total proceeds
to us would be $          and the total proceeds to the selling shareholders
would be $          .

     We have agreed that we will not, directly or indirectly, during the period ending 180 days after the date of this prospectus, and each of the selling shareholders, our directors and certain of our executive officers has agreed that he or she will not, directly or indirectly, during the period ending 90 days after the date of this prospectus, in each case without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

     - enter into any swap or other arrangement that transfers to another person, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any transaction described above is to be settled by delivery of common stock or other securities, in cash, or otherwise.

     The restrictions described in this paragraph do not apply to:

     - the sale of the shares to the underwriters;

     - the issuance of shares in connection with future acquisition transactions;

     - the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

     - transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

     In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in our common stock for their own account. In addition, to cover over-allotments or to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the shares in the offering, if the syndicate repurchases previously distributed shares in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of our common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     In addition, holders of   shares of common stock held by persons who
acquired the common stock in connection with our acquisition of First Muskogee Bancshares, Inc. have agreed that they will not sell their shares for a period of 90 days following the date of this prospectus.

     From time to time, certain of the underwriters have provided and may continue to provide banking services to us and to Mr. George B. Kaiser and our affiliates.

     BOK Financial, the selling shareholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the common stock being offered hereby is being passed upon for us by Frederic Dorwart, Lawyers. Certain matters relating to U.S. federal income tax considerations will be passed upon for us by Davis Polk & Wardwell, acting as our special tax counsel for this offering only. Davis Polk & Wardwell has in the past represented and continues to represent the underwriters in this offering. Matters for the underwriters will be passed upon by Davis Polk & Wardwell.

                                     EXPERTS

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the years ended December 31, 1998, 1997, and 1996, as set forth in their report, which is incorporated by reference. Our financial statements are incorporated by reference, as well as included, in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

    We file reports, proxy statements, and other information with the SEC. You may read and copy these reports, proxy statements, and other information concerning us at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800- SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including ourselves. Our common stock is quoted on the Nasdaq National Market. These reports, proxy statements and other information are also available for inspection at the offices of the National Association of Securities Dealers, Inc., Report Section, 1735 K Street N.W., Washington, D.C. 20006.

    This prospectus is part of a registration statement that we filed with the SEC. You can obtain the full registration statement from the SEC as indicated above, or from us.

    The SEC allows us to "incorporate by reference" the information we file with the SEC. This permits us to disclose important information to you by referring to these filed documents. Any information referred to in this way is considered part of this prospectus, and any information that we file with the SEC after the date of this prospectus will automatically be deemed to update and supersede this information. We incorporate by reference the following documents that have been filed with the SEC:

    o  Annual Report on Form 10-K for the year ended December 31, 1998.

    o  Quarterly Report on Form 10-Q for the three months ended March 31, 1999.

    We also incorporate by reference any future filings made with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until we file a post-effective amendment that indicates the termination of the offering of the securities made by this prospectus.

    We will provide without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus. Requests should be directed to Chief Financial Officer, BOK Financial Corporation, Bank of Oklahoma Tower, Boston Avenue at Second Street, Tulsa, Oklahoma 74172, (telephone number 918-588-6717) (inquire@mail.bokf.com).

                   BOK FINANCIAL CORPORATION AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Report of Independent Auditors..............................   F-2
Consolidated Statements of Earnings for the Years Ended
  December 31, 1996, 1997 and 1998..........................   F-3
Consolidated Balance Sheets as of December 31, 1997 and
  1998......................................................   F-4
Consolidated Statements of Changes in Shareholders' Equity
  for the Years Ended December 31, 1996, 1997 and 1998......   F-6
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1996, 1997 and 1998..........................   F-8
Notes to Consolidated Financial Statements..................   F-9

                         REPORT OF INDEPENDENT AUDITORS

     We have audited the accompanying consolidated balance sheets of BOK Financial Corporation as of December 31, 1998 and 1997, and the related consolidated statements of earnings, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BOK Financial Corporation at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ ERNST & YOUNG LLP
Tulsa, Oklahoma
January 26, 1999

                           BOK FINANCIAL CORPORATION

                      CONSOLIDATED STATEMENTS OF EARNINGS
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                                                 1998         1997         1996
                                                              ----------   ----------   ----------
Interest Revenue
  Loans.....................................................  $  258,974   $  227,044   $  196,309
  Taxable securities........................................     108,727       97,416       77,588
  Tax-exempt securities.....................................      16,003       16,809       14,665
                                                              ----------   ----------   ----------
        Total securities....................................     124,730      114,225       92,253
                                                              ----------   ----------   ----------
  Trading securities........................................       1,046          287          340
  Funds sold and resell agreements..........................       1,837        2,992        1,630
                                                              ----------   ----------   ----------
        Total interest revenue..............................     386,587      344,548      290,532
                                                              ----------   ----------   ----------
Interest Expense
  Deposits..................................................     130,021      122,042      118,066
  Borrowed funds............................................      64,621       62,740       45,027
  Subordinated debenture....................................       9,693        4,166           --
                                                              ----------   ----------   ----------
        Total interest expense..............................     204,335      188,948      163,093
                                                              ----------   ----------   ----------
Net Interest Revenue........................................     182,252      155,600      127,439
Provision for Loan Losses...................................      14,451        9,026        4,267
                                                              ----------   ----------   ----------
Net Interest Revenue After Provision for Loan Losses........     167,801      146,574      123,172
                                                              ----------   ----------   ----------
Other Operating Revenue
  Brokerage and trading revenue.............................      15,301        9,556        7,896
  Transaction card revenue..................................      24,426       19,339       14,298
  Trust fees and commissions................................      29,939       24,062       21,638
  Service charges and fees on deposit accounts..............      32,187       28,651       24,104
  Mortgage banking revenue..................................      41,733       32,235       26,234
  Leasing revenue...........................................       7,111        5,861        2,236
  Other revenue.............................................      11,237       10,013       10,769
                                                              ----------   ----------   ----------
        Total fees and commissions..........................     161,934      129,717      107,175
                                                              ----------   ----------   ----------
  Gain on student loan sales................................       1,548        1,311        1,069
  Loss on branch sales......................................          --           --         (325)
  Gain (loss) on securities.................................       9,337       (1,329)      (2,607)
                                                              ----------   ----------   ----------
        Total other operating revenue.......................     172,819      129,699      105,312
                                                              ----------   ----------   ----------
Other Operating Expense
  Personnel expense.........................................     105,995       87,728       71,945
  Business promotion........................................       8,040        8,657        6,372
  Contribution of stock to BOk Charitable Foundation........       2,257        3,638           --
  Professional fees and services............................       9,657        6,769        5,406
  Net occupancy, equipment and data processing expense......      42,819       35,614       30,831
  FDIC and other insurance..................................       1,260        1,293        1,740
  Special deposit insurance assessment......................          --           --        3,820
  Printing, postage and supplies............................       9,196        7,783        6,792
  Net gains and operating expenses on repossessed assets....        (480)      (3,849)      (4,552)
  Amortization on intangible assets.........................       9,371        8,824        5,411
  Write-off of core deposit intangible assets related to
    SAIF-insured deposits...................................          --           --        3,821
  Mortgage banking costs....................................      25,949       19,968       15,473
  Provision for impairment of mortgage servicing rights.....      (2,290)       4,100          361
  Other expense.............................................      16,881       14,641       11,608
                                                              ----------   ----------   ----------
        Total other operating expense.......................     228,655      195,166      159,028
                                                              ----------   ----------   ----------
Income Before Taxes.........................................     111,965       81,107       69,456
  Federal and state income tax..............................      37,249       16,482       15,329
                                                              ----------   ----------   ----------
Net Income..................................................  $   74,716   $   64,625   $   54,127
                                                              ==========   ==========   ==========
Earnings Per Share(1)(2):
  Basic:
    Net income..............................................  $     1.62   $     1.40   $     1.17
                                                              ==========   ==========   ==========
  Diluted:
    Net income..............................................  $     1.44   $     1.25   $     1.06
                                                              ==========   ==========   ==========
Average Shares Used in Computation(1)(2):
  Basic.....................................................  45,101,378   45,102,967   44,997,016
  Diluted...................................................  51,773,048   51,616,188   51,143,696

------------------

(1) Shares and per share data have been restated to reflect the two-for-one stock split in the form of a 100% stock dividend on February 22, 1999.

(2) Shares and per share data have been restated to reflect the 3% stock dividend paid in November 1998.

          See accompanying notes to consolidated financial statements.

                           BOK FINANCIAL CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                                                   DECEMBER 31,
                                                              -----------------------
                                                               1998(1)     1997(1)(2)
                                                              ----------   ----------
                            ASSETS
Cash and due from banks.....................................  $  426,265   $  371,321
Funds sold and resell agreements............................       9,151       18,005
Trading securities..........................................      41,138        4,999
Securities:
  Available for sale........................................   2,219,636    1,749,411
  Investment (fair value: 1998--$227,754; 1997--$214,125)...     227,777      213,111
                                                              ----------   ----------
          Total securities..................................   2,447,413    1,962,522
                                                              ----------   ----------
Loans.......................................................   3,551,941    2,765,093
Less reserve for loan losses................................      64,931       53,101
                                                              ----------   ----------
          Net loans.........................................   3,487,010    2,711,992
                                                              ----------   ----------
Premises and equipment, net.................................      81,965       65,478
Accrued revenue receivable..................................      62,630       50,754
Excess cost over fair value of net assets acquired and core
  deposit premiums (net of accumulated amortization:
  1998--$48,953; 1997--$39,582).............................      95,935       67,796
Mortgage servicing rights, net..............................      69,224       83,890
Real estate and other repossessed assets....................       4,600        5,258
Other assets................................................      84,017       57,627
                                                              ----------   ----------
Total assets................................................  $6,809,348   $5,399,642
                                                              ==========   ==========

           LIABILITIES AND SHAREHOLDERS' EQUITY

Noninterest-bearing demand deposits.........................  $1,126,860   $  881,029
Interest-bearing deposits:
  Transaction...............................................   1,420,573    1,124,288
  Savings...................................................     146,751      106,900
  Time......................................................   1,685,046    1,615,862
                                                              ----------   ----------
          Total deposits....................................   4,379,230    3,728,079
                                                              ----------   ----------
Funds purchased and repurchase agreements...................   1,039,533      631,815
Other borrowings............................................     660,347      394,087
Subordinated debenture......................................     146,921      148,356
Accrued interest, taxes and expense.........................      57,357       39,998
Other liabilities...........................................      20,846       21,830
                                                              ----------   ----------
          Total liabilities.................................   6,304,234    4,964,165
                                                              ----------   ----------
Shareholders' equity:
  Preferred stock...........................................          25           23
  Common stock ($.00006 par value; 2,500,000,000 shares
     authorized; issued: 1998--45,061,350;
     1997--43,951,494)......................................           3            3
  Capital surplus...........................................     233,022      208,325
  Retained earnings.........................................     261,822      218,629
  Treasury stock (shares at cost: 1998--23,792;
     1997--132,754).........................................        (565)      (2,190)
  Accumulated other comprehensive income....................      10,807       10,691
  Notes receivable from exercise of stock options...........          --           (4)
                                                              ----------   ----------
          Total shareholders' equity........................     505,114      435,477
                                                              ----------   ----------
Total liabilities and shareholders' equity..................  $6,809,348   $5,399,642
                                                              ==========   ==========

------------------

(1) Shares have been restated to reflect the two-for-one stock split in the form of a 100% stock dividend on February 22, 1999.

(2) Shares have been restated to reflect the 3% stock dividend paid in November 1998.

          See accompanying notes to consolidated financial statements.

                      (This page intentionally left blank)

                           BOK FINANCIAL CORPORATION

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                              PREFERRED STOCK        COMMON STOCK
                                                              ----------------   ---------------------
                                                              SHARES    AMOUNT   SHARES(3)(4)   AMOUNT
                                                              -------   ------   ------------   ------
December 31, 1995...........................................  250,000    $23        40,831        $3
Comprehensive income:
  Net income................................................       --     --            --        --
  Other comprehensive income, net of tax:
    Unrealized gain on securities available for sale........       --     --            --        --

Total comprehensive income..................................

Director retainer shares....................................       --     --            15        --
Exercise of stock options...................................       --     --            82        --
Payments on stock options notes receivable..................       --     --            --        --
Cash dividends paid on preferred stock......................       --     --            --        --
Dividends paid in shares of common stock:
  Preferred stock...........................................       --     --           139        --
  Common stock..............................................       --     --         1,230        --
                                                              -------    ---        ------        --
December 31, 1996...........................................  250,000     23        42,297         3
Comprehensive income:
  Net income................................................       --     --            --        --
  Other comprehensive income, net of tax:
    Unrealized gain on securities available for sale........       --     --            --        --

Total comprehensive income..................................

Director retainer shares....................................       --     --            17        --
Issuance of common stock to Thrift Plan.....................       --     --            36        --
Exercise of stock options...................................       --     --           216        --
Payments on stock options notes receivable..................       --     --            --        --
Dividends paid in shares of common stock:
  Preferred stock...........................................       --     --           107        --
  Common stock..............................................       --     --         1,278        --
                                                              -------    ---        ------        --
December 31, 1997...........................................  250,000     23        43,951         3
Comprehensive income:
  Net income................................................       --     --            --        --
  Other comprehensive income, net of tax:
    Unrealized gain on securities available for sale........       --     --            --        --

Total comprehensive income..................................

Director retainer shares....................................       --     --            12        --
Issue preferred stock.......................................       --      2            --        --
Treasury stock purchase.....................................       --     --            --        --
Issuance of common stock to Thrift Plan.....................       --     --            --        --
Exercise of stock options...................................       --     --           234        --
Payments on stock options notes receivable..................       --     --            --        --
Preferred stock dividend....................................       --     --            --        --
Dividends paid in shares of common stock:
  Preferred stock...........................................       --     --            69        --
  Common stock..............................................       --     --           795        --
                                                              -------    ---        ------        --
December 31, 1998...........................................  250,000    $25        45,061        $3
                                                              =======    ===        ======        ==

------------------

(1)

                                                                         DECEMBER 31,
                                                                  --------------------------
                                                                   1998     1997      1996
                                                                  ------   -------   -------
    Reclassification adjustment:
      Unrealized gains on available for sale securities.........  $6,347   $ 8,160   $ 1,866
      Less reclassification adjustment for gains (losses)
        realized and included in net income, net of tax.........   6,231    (1,059)   (2,033)
                                                                  ------   -------   -------
      Net unrealized gains on securities........................  $  116   $ 9,219   $ 3,899
                                                                  ======   =======   =======

(2) Notes receivable from exercise of stock options.

(3) shares and per share data have been restated to reflect the two-for-one stock split in the form of a 100% stock dividend on February 22, 1999.

(4) shares and per share data have been restated to reflect the 3% stock dividend paid in November 1998.

          See accompanying notes to consolidated financial statements.

   ACCUMULATED
      OTHER                                 TREASURY STOCK
  COMPREHENSIVE   CAPITAL    RETAINED   ----------------------       NOTES
     INCOME       SURPLUS    EARNINGS   SHARES(3)(4)   AMOUNT    RECEIVABLE(2)    TOTAL
  -------------   --------   --------   ------------   -------   -------------   --------
     $(2,427)     $157,393   $146,727         --       $   --        $(154)      $301,565
          --            --     54,127         --           --           --         54,127
       3,899            --         --         --           --           --          3,899
                                                                                 --------
                                                                                   58,026
                                                                                 --------
          --           173         --         --           --           --            173
          --           569         --         34         (419)          --            150
          --            --         --         --           --           67             67
          --            --         (3)        --           --           --             (3)
          --         1,500     (1,500)        --           --           --             --
          --        16,456    (16,459)        --           (9)          --            (12)
     -------      --------   --------       ----       ------        -----       --------
       1,472       176,091    182,892         34         (428)         (87)       359,966
          --            --     64,625         --           --           --         64,625
       9,219            --         --         --           --           --          9,219
                                                                                 --------
                                                                                   73,844
                                                                                 --------
          --           256         --         --           --           --            256
          --           715         --         --           --           --            715
          --         2,315         --         95       (1,681)          --            634
          --            --         --         --           --           83             83
          --         1,500     (1,500)        --           --           --             --
          --        27,448    (27,388)         4          (81)          --            (21)
     -------      --------   --------       ----       ------        -----       --------
      10,691       208,325    218,629        133       (2,190)          (4)       435,477
          --            --     74,716         --           --           --         74,716
         116            --         --         --           --           --            116
                                                                                 --------
                                                                                   74,832
                                                                                 --------
          --           292         --         --           --           --            292
          --            --         --         --           --           --              2
          --            --         --        386       (9,138)          --         (9,138)
          --            94         --        (56)       1,204           --          1,298
          --         3,791         --         78       (1,421)          --          2,370
          --            --         --         --           --            4              4
          --            --         (1)        --           --           --             (1)
          --         1,500     (1,500)        --           --           --             --
          --        19,020    (30,022)      (517)      10,980           --            (22)
     -------      --------   --------       ----       ------        -----       --------
     $10,807      $233,022   $261,822         24       $ (565)       $  --       $505,114
     =======      ========   ========       ====       ======        =====       ========

                           BOK FINANCIAL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 1998          1997         1996
                                                              -----------   -----------   ---------
Cash Flows From Operating Activities:
  Net income................................................  $    74,716   $    64,625   $  54,127
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Provisions for loan losses..............................       14,451         9,026       4,281
    Provisions for mortgage servicing rights................       (2,290)        4,100         361
    Depreciation and amortization...........................       39,439        32,389      23,693
    Write-off of core deposit intangible assets.............           --            --       3,821
    Net amortization of securities discounts and premiums...          609         2,926       2,935
    Net gain on sale of assets..............................      (22,918)       (7,632)     (2,803)
    Contribution of stock to BOk Charitable Foundation......        2,257         3,638          --
    Mortgage loans originated for resale....................     (894,822)     (830,132)   (714,447)
    Proceeds from sale of mortgage loans held for resale....      886,185       850,366     693,012
    (Increase) decrease in trading securities...............      (36,139)        1,455       1,323
    (Increase) decrease in accrued revenue receivable.......      (11,867)          883      (4,899)
    (Increase) decrease in other assets.....................      (14,866)        6,607      (2,499)
    Increase (decrease) in accrued interest, taxes and
      expense...............................................       14,598       (12,909)     (3,644)
    Increase in other liabilities...........................        3,102         3,847       1,033
                                                              -----------   -----------   ---------
         Net cash provided by operating activities..........       52,455       129,189      56,294
                                                              -----------   -----------   ---------
Cash Flows From Investing Activities:
  Proceeds from sales of available-for-sale securities......    1,816,796     1,026,464     484,436
  Proceeds from maturities of investment securities.........       33,163        25,904      25,284
  Proceeds from maturities of available-for-sale
    securities..............................................      489,765       231,267     226,162
  Purchases of investment securities........................      (48,791)      (40,701)    (44,890)
  Purchases of available for sale securities................   (2,767,039)   (1,390,255)   (801,999)
  Loans originated or acquired net of principal collected...     (680,437)     (256,328)   (201,139)
  Proceeds from sales of assets.............................       60,361        14,048      30,547
  Purchases of assets.......................................      (44,376)      (74,341)    (36,802)
  Cash and cash equivalents of subsidiaries and branches
    acquired and sold, net..................................      311,977        12,365        (200)
                                                              -----------   -----------   ---------
         Net cash used by investing activities..............     (828,581)     (451,577)   (318,601)
                                                              -----------   -----------   ---------
Cash Flows From Financing Activities:
  Net increase in demand deposits, transaction deposits, and
    savings accounts........................................      106,649       126,326     211,353
  Net increase (decrease) in certificates of deposit........       48,322          (592)    107,693
  Net increase (decrease) in other borrowings...............      673,978        68,406      (1,502)
  Repayment of subordinated debenture.......................           --       (20,000)         --
  Issuance of subordinated debt.............................           --       168,356          --
  Repurchase of subordinated debt...........................       (1,538)           --          --
  Issuance of preferred, common and treasury stock, net.....        3,940         1,584         311
  Purchase of treasury stock................................       (9,138)           --          --
  Dividends on preferred stock..............................           (1)           --          (3)
  Payments on notes receivable..............................            4            83          67
                                                              -----------   -----------   ---------
Net cash provided by financing activities...................      822,216       344,163     317,919
                                                              -----------   -----------   ---------
Net increase in cash and cash equivalents...................       46,090        21,775      55,612
Cash and cash equivalents at beginning of period............      389,326       367,551     311,939
                                                              -----------   -----------   ---------
Cash and cash equivalents at end of period..................  $   435,416   $   389,326   $ 367,551
                                                              ===========   ===========   =========
Cash paid for interest......................................  $   174,060   $   186,339   $ 163,777
                                                              ===========   ===========   =========
Cash paid for taxes.........................................       29,569        20,167      21,375
                                                              ===========   ===========   =========
Net loans transferred to repossessed real estate............        2,772         2,584       2,043
                                                              ===========   ===========   =========
Payment of dividends in common stock........................       31,500        28,948      17,956
                                                              ===========   ===========   =========

          See accompanying notes to consolidated financial statements.

                           BOK FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The Consolidated Financial Statements of BOK Financial Corporation ("BOK Financial") have been prepared in conformity with generally accepted accounting principles, including general practices of the banking industry. The consolidated financial statements include the accounts of BOK Financial and its subsidiaries, principally Bank of Oklahoma, N.A. and its subsidiaries ("BOk"), Bank of Texas, N.A., Bank of Arkansas, N.A., and Bank of Albuquerque, N.A. Certain prior year amounts have been reclassified to conform to current year classifications.

     NATURE OF OPERATIONS

     BOK Financial, through its subsidiaries, provides a wide range of financial services to commercial and industrial customers, other financial institutions and consumers throughout Oklahoma, Northwest Arkansas, North Texas and Northern New Mexico. These services include depository and cash management; lending and lease financing; mortgage banking; securities brokerage, trading and underwriting; and personal and corporate trust.

     USE OF ESTIMATES

     Preparation of BOK Financial's consolidated financial statements requires management to make estimates of future economic activities, including interest rates, loan collectibility and prepayments and cash flows from customer accounts. These estimates are based upon current conditions and information available to management. Actual results may differ significantly from these estimates.

     ACQUISITIONS

     Assets and liabilities acquired by purchase are recorded at fair values on the acquisition dates. Intangible assets are amortized using straight-line and accelerated methods over the estimated benefit periods. These periods range from 7 to 25 years for goodwill and 7 to 10 years for core deposit intangibles. The net book values of intangible assets are evaluated for impairment when economic conditions indicate an impairment may exist. The Consolidated Statements of Earnings include the results of purchases from the dates of acquisition. The financial statements of companies acquired in pooling-of-interests transactions are combined with the Consolidated Financial Statements of BOK Financial at historical cost as if the mergers occurred at the beginning of the earliest period presented.

     CASH EQUIVALENTS

     Due from banks, funds sold (generally federal funds sold for one-day periods) and resell agreements (which generally mature within one to 30 days) are considered cash equivalents.

     SECURITIES

     Securities are identified as trading, investment (held to maturity) or available for sale at the time of purchase based upon the intent of management, liquidity and capital requirements, regulatory limitations and other relevant factors. Trading securities, which are acquired for profit through resale, are carried at market value with unrealized gains and losses included in current period earnings. Investment securities are carried at amortized cost. Amortization is computed by methods which approximate level yield and is adjusted for changes in prepayment estimates. Securities identified as available for sale are carried at fair value. Unrealized gains and losses are recorded, net of deferred income taxes, as accumulated other comprehensive income in shareholders' equity. Realized gains and losses on sales of securities are based upon the amortized cost of the specific security sold.

                           BOK FINANCIAL CORPORATION

     LOANS

     Loans are either secured or unsecured based on the type of loan and the financial condition of the borrower. Repayment is generally expected from cash flow or proceeds from the sale of selected assets of the borrower. BOK Financial is exposed to risk of loss on loans due to the borrower's difficulties, which may arise from any number of factors including problems within the respective industry or local economic conditions. Access to collateral, in the event of borrower default, is reasonably assured through adherence to applicable lending laws and through sound lending standards and credit review procedures.

     Interest is accrued at the applicable interest rate on the principal amount outstanding. Loans are placed on nonaccrual status when, in the opinion of management, full collection of principal or interest is uncertain, generally when the collection of principal or interest is 90 days or more past due. Interest previously accrued but not collected is charged against interest income when the loan is placed on nonaccrual status. Payments on nonaccrual loans are applied to principal or reported as interest income, according to management's judgment as to the collectibility of principal.

     Loan origination and commitment fees, and direct loan origination costs when significant, are deferred and amortized as an adjustment to yield over the life of the loan or over the commitment period, as applicable.

     During 1997, BOK Financial adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("FAS 125"). FAS 125 established new rules for determining whether a transfer of financial assets, such as loans, constitutes a sale and, if so, the determination of any resulting gains or losses. BOK Financial has modified its loan participation agreements to be in accordance with the sales criteria of FAS 125.

     Mortgage loans held for sale are carried at the lower of aggregate cost or market value, including estimated losses on unfunded commitments and gains or losses on related forward sales contracts.

     RESERVE FOR LOAN LOSSES

     The adequacy of the reserve for loan losses is assessed by management based upon an ongoing quarterly evaluation of the probable estimated losses inherent in the portfolio, and includes probable losses on both outstanding loans and unused commitments to provide financing. A consistent methodology has been developed that includes reserves assigned to specific criticized loans, general reserves that are based upon a statistical migration analysis for each category of loans, and other allocated reserves that are based upon an analysis of current economic conditions, loan concentrations, portfolio growth, and other relevant factors. The reserve for loan losses related to loans that are identified for evaluation in accordance with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("FAS 114"), is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Loans are considered to be impaired when it becomes probable that BOK Financial will be unable to collect all amounts due according to the contractual terms of the loan agreement. This is substantially the same criteria used to determine when a loan should be placed on nonaccrual status. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

     In accordance with the provisions of FAS 114, management has excluded small balance, homogeneous loans from the impairment evaluation specified in FAS 114. Such loans include 1-4 family mortgage loans, consumer loans, and commercial loans with committed amounts less than $1 million. The adequacy of the reserve for loan losses applicable to these loans is evaluated in accordance with standards established by the banking regulatory authorities and adopted as policy by BOK Financial.

                           BOK FINANCIAL CORPORATION

     A provision for loan losses is charged against earnings in amounts necessary to maintain an adequate reserve for loan losses. Loans are charged off when the loan balance or a portion of the loan balance is no longer covered by the paying capacity of the borrower based on an evaluation of available cash resources and collateral value. Loans are evaluated quarterly and charge offs are taken in the quarter in which the loss is identified. Additionally, all unsecured or under-secured loans which are past due by 180 days or more are charged off within 30 days. Recoveries of loans previously charged off are added to the reserve.

     REAL ESTATE AND OTHER REPOSSESSED ASSETS

     Real estate and other repossessed assets are assets acquired in partial or total forgiveness of debt. These assets are carried at the lower of cost, which is determined by fair value at date of foreclosure or current fair value less estimated selling costs. Income generated by these assets is recognized as received, and operating expenses are recognized as incurred.

     PREMISES AND EQUIPMENT

     Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets or, for leasehold improvements, over the shorter of the estimated useful lives or remaining lease terms. During 1998, BOK Financial adopted Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." The statement requires the capitalization of certain costs incurred to acquire, develop and install computer software subject to certain conditions. Previously, only costs to acquire software were capitalized. All other costs, including installation costs, were charged to expense. Upgrades and enhancements to existing software will generally continue to be charged to expense. The current year effect of this statement was not material.

     MORTGAGE SERVICING RIGHTS

     Capitalized mortgage servicing rights are carried at the lower of cost or fair value. Cost is determined by acquisition amount minus accumulated amortization plus/minus deferred loss/gain on hedges. Amortization is determined in proportion to the projected cash flows over the estimated lives of the servicing portfolios. The actual cash flows are dependent upon the prepayment of the mortgage loans and may differ significantly from the estimates.

     Fair value is determined by discounting the estimated cash flows of servicing revenue, less projected servicing costs, using risk-adjusted rates, which is the assumed market rate for these instruments. Prepayment assumptions are based on industry consensus provided by independent reporting sources. Changes in current interest rates may significantly affect these assumptions by changing loan refinancing activity. Fair value for capitalized servicing rights is based upon an interest rate stratification. Separate prepayment assumptions are then used to project net cash flows by interest rate strata within each portfolio. A valuation allowance is provided when the net amortized cost of each interest rate strata exceeds the calculated fair value.

     Originated mortgage servicing rights are recognized when either mortgage loans are originated pursuant to an existing plan for sale or, if no such plan exists, when the mortgage loans are sold. Substantially all fixed rate mortgage loans originated by BOK Financial are sold under existing commitments. The fair value of the originated servicing rights is determined at closing based upon current market rates.

     HEDGING OF MORTGAGE SERVICING RIGHTS

     BOK Financial enters into futures contracts and call and put options on futures contracts to hedge against the risk of loss on mortgage servicing rights due to accelerated loan prepayments during periods of falling interest rates. Contracts on underlying securities which are expected to have a similar duration to the mortgage

                           BOK FINANCIAL CORPORATION
servicing portfolio, such as 10-year U.S. Treasury notes, are used for these hedges. The combination of contracts selected is based upon an analysis of the expected range of market value changes over a probable range of interest rates to achieve a high degree of correlation between changes in the fair value of the mortgage servicing rights and changes in the market value of the contracts. These contracts are designated as hedges on the trade date. Transaction fees are charged to expense when incurred. Premiums paid or received on option contracts are deferred and amortized against mortgage banking costs over the life of the options. Both unrealized and realized gains and losses on futures contracts and option contracts are deferred as part of the capitalized mortgage servicing rights. These deferred gains and losses are amortized over the estimated life of the loan servicing portfolio. Changes in the fair value of the contracts and changes in the market value of the mortgage servicing rights are reviewed at least monthly to determine whether a high degree of correlation exists on a statistically valid basis. If correlation criteria are not met, the contracts are no longer accounted for as a hedge. In such circumstances, any remaining unamortized deferred gains or losses are recognized in current income.

     INTEREST RATE SWAPS AND FORWARD COMMITMENTS

     BOk uses interest rate swaps and forward sales contracts as part of its interest rate risk management strategy. Interest rate swaps are used primarily to modify the interest expense of certain long-term, fixed rate certificates of deposit and long-term subordinated debenture. Amounts payable to or receivable from the counterparties are reported in interest expense using the accrual method. In the event of the early redemption of hedged obligations, any realized or unrealized gain or loss from the swaps would be recognized in income coincident with the redemption. The fair value of the swap agreements and changes in the fair value due to changes in market interest rates are not recognized in the financial statements.

     Forward sales contracts are used to hedge existing and anticipated loans in conjunction with mortgage banking activities. The fair value of these instruments is included in determining the adjustment of the loan held for sale portfolio to the lower of cost or market. Gains or losses on closed contracts are recognized when the underlying assets are disposed. The cost of terminating these contracts prior to their expiration dates is expensed when incurred.

     FEDERAL AND STATE INCOME TAXES

     BOK Financial utilizes the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon the difference between the values of the assets and liabilities as reflected in the financial statement and their related tax basis using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. As changes in tax law or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

     BOK Financial and its subsidiaries file consolidated tax returns. The subsidiaries provide for income taxes on a separate return basis, and remit to BOK Financial amounts determined to be currently payable.

     EMPLOYEE BENEFIT PLANS

     BOK Financial sponsors various plans, including a defined benefit pension plan ("Pension Plan"), a qualified profit sharing plan ("Thrift Plan"), and employee health care plans. Employer contributions to the Thrift Plan, which match employee contributions subject to percentage and years of service limits, are expensed when incurred. Pension Plan costs, which are based upon actuarial computations of current costs, are expensed annually. Unrecognized prior service cost and net gains or losses are amortized on a straight-line basis over the estimated remaining lives of the participants. BOK Financial recognizes the expense of health care benefits on the accrual method. Employer contributions to the Pension Plan and various health care plans are in accordance with Federal income tax regulations.

                           BOK FINANCIAL CORPORATION

     EXECUTIVE BENEFIT PLANS

     BOK Financial has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of employee stock options equals the market price of the underlying stock options on the date of grant, no compensation expense is recorded. BOK Financial has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("FAS 123"), included in Note 12.

     FIDUCIARY SERVICES

     Fees and commissions on approximately $14.4 billion of assets managed by BOK Financial under various fiduciary arrangements are recognized on the accrual method.

     EARNINGS PER SHARE

     In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share," ("FAS 128"). FAS 128 replaced the calculation of primary and diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the FAS 128 requirements. The average number of shares outstanding has been restated for the effects of stock dividends.

     COMPREHENSIVE INCOME

     As of January 1, 1998, BOK Financial adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"). FAS 130 establishes new rules for reporting and display of comprehensive income and its components; however, the adoption of FAS 130 had no impact on BOK Financial's net income or shareholders' equity. FAS 130 requires unrealized gains or losses on available-for-sale securities to be included in other comprehensive income. The components of comprehensive income are disclosed in the Consolidated Statements of Changes in Shareholders' Equity.

     SEGMENT DISCLOSURES

     On December 31, 1998, BOK Financial adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"). FAS 131 established standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. BOK Financial operates four principal lines of business corporate banking, consumer banking, mortgage banking and trust services which account for more than 75% of total revenue. The disclosures required by FAS 131 have been included in Note 17.

     EFFECT OF PENDING STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133, which requires BOK Financial to recognize all derivatives on the balance sheet at fair value, is effective for years beginning after June 15, 1999. FAS 133 permits early adoption as of the beginning of any fiscal quarter that begins after June 1998. BOK Financial expects to adopt FAS 133 effective January 1, 2000. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is

                           BOK FINANCIAL CORPORATION
recognized in earnings. The ineffective portions of a derivative's change in fair value will be immediately recognized in earnings. BOK Financial has not yet determined what effect the adoption of this statement will have on its results of operations or financial positions.

2. ACQUISITIONS

     On December 4, 1998, BOK Financial, through Bank of Albuquerque, paid a premium of $34 million to Bank of America to assume the deposits and to acquire the premises and equipment and certain loans at 17 branches, primarily in Albuquerque, New Mexico. Bank of Albuquerque accounted for the transaction as a purchase with the premium being first allocated to core deposit premium and the remainder to goodwill. The core deposit intangible will be amortized over the estimated life of the deposit relationships by an accelerated method. Goodwill will be amortized over fifteen years on the straight-line method.

     During the first quarter of 1997, BOK Financial completed the acquisitions of Park Cities Bancshares, Inc. and its subsidiary, First National Bank of Park Cities, Dallas, Texas (collectively "Park Cities") and First Texcorp, Inc. and its subsidiary First Texas Bank, Dallas, Texas (collectively "First Texas").

     On February 12, 1997, BOK Financial issued notes totaling $10.9 million and $40 million in cash to acquire all outstanding common shares of Park Cities and on March 4, 1997, BOK Financial paid $39.3 million to acquire all outstanding common shares of First Texas. Both of these acquisitions were accounted for by the purchase method of accounting. Allocation of the purchase price to the net assets acquired were as follows (in thousands):

                                                                           AGGREGATE
                                                              BANK OF     ACQUISITIONS
                                                            ALBUQUERQUE       1997
                                                            -----------   ------------
Cash and cash equivalents:................................   $   9,029      $ 91,581
  Securities..............................................          --       148,472
  Loans...................................................     144,209       137,838
  Less reserve for loan losses............................          --        (2,525)
                                                             ---------      --------
  Loans, net..............................................     144,209       135,313
  Premises and equipment..................................      11,205         5,141
  Core deposit premium....................................      13,495        11,109
  Other assets............................................         233         9,382
                                                             ---------      --------
          Total assets acquired...........................     178,171       400,998
Deposits:
  Noninterest bearing.....................................      47,361       123,716
  Interest bearing........................................     418,490       221,016
                                                             ---------      --------
          Total deposits..................................     465,851       344,732
Borrowed funds............................................          --           623
Other liabilities.........................................           9         2,793
                                                             ---------      --------
Net assets purchased/(liabilities assumed)................    (287,689)       52,850
Less: Purchase price......................................    (267,189)       90,118
                                                             ---------      --------
Goodwill..................................................   $  20,500      $ 37,268
                                                             =========      ========

     On December 30, 1998, BOK Financial agreed to issue approximately 2.4 million shares of common stock to acquire First Bancshares of Muskogee, Inc. and its subsidiary, First National Bank and Trust Company of Muskogee (collectively "First Muskogee"). At December 31, 1998, First Muskogee had total assets of $250 million and total deposits of $228 million. For the years ended December 31, 1998 and 1997, respectively, First Muskogee recorded net income of $4.9 million and $3.5 million. Completion of the merger is expected in the first quarter of 1999 subject to regulatory approval and to qualification for accounting as a

                           BOK FINANCIAL CORPORATION
pooling of interests. The following unaudited Condensed Consolidated Pro Forma Statement of Earnings for BOK Financial presents the effects on income had these acquisitions described above occurred at the beginning of 1998 and 1997.

            CONDENSED CONSOLIDATED PRO FORMA STATEMENTS OF EARNINGS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATE)
                                  (UNAUDITED)

                                                                1998          1997
                                                              --------      --------
Net interest revenue........................................  $203,157      $176,120
Provision for loan losses...................................    15,600        10,640
                                                              --------      --------
Net interest revenue after provision for loan losses........   187,557       165,480
Other operating revenue.....................................   180,437       137,466
Other operating expense.....................................   248,326       215,488
                                                              --------      --------
Income before taxes.........................................   119,668        87,458
Federal and state income tax................................    38,341        17,604
                                                              --------      --------
Net income..................................................  $ 81,327      $ 69,854
                                                              --------      --------
Earnings per share:
  Basic net income..........................................  $   1.68      $   1.44
  Diluted net income........................................      1.50          1.29
                                                              --------      --------
Average shares used in computation:
  Basic.....................................................    47,426        47,405
  Diluted...................................................    54,169        53,984

     BOK Financial also completed the acquisition of Leo Oppenheim & Co., a public finance firm, and a branch office in Bartlesville, Oklahoma during 1998. These acquisitions, which were not material to BOK Financial's financial position or results of operations, provided net cash of $35.8 million and deposits of $30.3 million.

     During the first quarter of 1999, BOK Financial announced that it had reached definitive agreements to pay approximately $76 million to acquire three banks in Dallas, Texas, in separate transactions. The three banks have total assets of approximately $393 million and 1998 net income of $1.95 million. These acquisitions, which will be accounted for as purchases, are expected to be completed by June 30, 1999, pending regulatory approval.

     Since 1991, BOK Financial acquired deposits insured by the Savings and Loan Insurance Fund ("SAIF") totaling approximately $843 million. In conjunction with these acquisitions, core deposit intangible assets which represent the future earnings potential of these funds, were recorded. In determining the value of these core deposit intangible assets, assumptions were made regarding the returns which were expected to be earned over the costs which would be incurred, including interest expense, processing costs and deposit insurance premiums. During 1995, the FDIC made a change in deposit insurance premiums which significantly decreased the value of deposits insured by SAIF. The premium assessed on deposits insured by the Bank Insurance Fund ("BIF") was reduced to three basis points (.03%) while the premium assessed on SAIF insured deposits remained at 23 basis points (.23%). Legislation to resolve this difference had been expected from Congress at December 31, 1995. However, at the end of the first quarter of 1996, the expected legislation had been removed from the agenda and the resolution of the differential between rates assessed on SAIF insured deposits compared to BIF insured deposits was uncertain. This uncertainty, in addition to heightened competitive pressures caused the spreads between the actual returns and costs to decrease. These

                           BOK FINANCIAL CORPORATION
conditions caused the value of these core deposit intangible assets to be impaired and a write down of $3.8 million was recognized in the second quarter of 1996.

3. SALE OF ASSETS TO RELATED PARTY

     During April 1991, BOk sold to BOK Financial's principal shareholder, George B. Kaiser ("Kaiser"), and related business entities certain loans, repossessed real estate and the rights to future recoveries on certain charge-offs.

     Recoveries collected by BOk and paid to Kaiser were $3.2 million, $829 thousand and $3.3 million for 1998, 1997 and 1996, respectively.

4. SECURITIES

     INVESTMENT SECURITIES

     The amortized cost and fair values of investment securities are as follows (in thousands):

                                                                              DECEMBER 31,
                                             -------------------------------------------------------------------------------
                                                              1998                                     1997
                                             ---------------------------------------   -------------------------------------
                                                                         GROSS                                    GROSS
                                                                       UNREALIZED                               UNREALIZED
                                             AMORTIZED     FAIR     ----------------   AMORTIZED     FAIR     --------------
                                               COST       VALUE      GAIN     LOSS       COST       VALUE      GAIN    LOSS
                                             ---------   --------   ------   -------   ---------   --------   ------   -----
U.S. Treasury..............................  $    600    $    600   $   --   $    --   $    850    $    845   $   --   $  (5)
  Municipal and other tax exempt...........   184,988     184,521    1,159    (1,626)   164,379     164,873    1,453    (959)
  Mortgage-backed U.S. agency securities...    30,385      30,829      452        (8)    46,849      47,374      555     (30)
  Other debt securities....................    11,804      11,804       --        --      1,033       1,033       --      --
                                             --------    --------   ------   -------   --------    --------   ------   -----
        Total..............................  $227,777    $227,754   $1,611   $(1,634)  $213,111    $214,125   $2,008   $(994)
                                             ========    ========   ======   =======   ========    ========   ======   =====

                           BOK FINANCIAL CORPORATION

     The amortized cost and fair values of investment securities at December 31, 1998, by contractual maturity, are as shown in the following table (dollars in thousands):

                                                                                                 WEIGHTED
                                     LESS THAN     ONE TO      FIVE TO      OVER                 AVERAGE
                                     ONE YEAR    FIVE YEARS   TEN YEARS   TEN YEARS    TOTAL     MATURITY
                                     ---------   ----------   ---------   ---------   --------   --------
U.S. Treasuries:
  Amortized cost...................   $   600     $     --     $    --     $   --     $    600     .097
  Fair value.......................       600           --          --         --          600
  Nominal yield....................      5.19%          --          --         --         5.19%
Municipal and other tax exempt:
  Amortized cost...................    24,854      110,389      46,628      3,117      184,988     3.61
  Fair value.......................    24,708      110,314      46,221      3,278      184,521
  Nominal yield(1).................      6.95%        7.06%       7.38%      9.63%        7.17%
Other debt securities:
  Amortized cost...................     1,178          776       9,850         --       11,804     5.50
  Fair value.......................     1,178          776       9,850         --       11,804
  Nominal yield(1).................      5.81%        6.43%       6.75%        --         6.64%
                                      -------     --------     -------     ------     --------     ----
Total fixed maturity securities:
  Amortized cost...................   $26,632     $111,165     $56,478     $3,117     $197,392     3.71
  Fair value.......................    26,486      111,090      56,071      3,278      196,925
  Nominal yield....................      6.86%        7.05%       7.27%      9.63%        7.13%
                                      =======     ========     =======     ======
Mortgage-backed securities:
  Amortized cost...................                                                     30,385       --(2)
  Fair value.......................                                                     30,829
  Nominal yield(3).................                                                       7.07%
                                                                                      ========
Total investment securities:
  Amortized cost...................                                                   $227,777
  Fair value.......................                                                    227,754
  Nominal yield....................                                                       7.12%
                                                                                      ========

------------------

(1) Calculated on a taxable equivalent basis using a 39% effective tax rate.

(2) The average expected lives of mortgage-backed securities were 4.3 years based upon current prepayment assumptions.

(3) The nominal yield on mortgage-backed securities is based upon prepayment assumptions at the purchase date. Actual yields earned may differ significantly based upon actual prepayments.

                           BOK FINANCIAL CORPORATION

     AVAILABLE FOR SALE SECURITIES

     The amortized cost and fair value of available-for-sale securities are as follows (in thousands):

                                                                          DECEMBER 31,
                                    -----------------------------------------------------------------------------------------
                                                       1998                                          1997
                                    -------------------------------------------   -------------------------------------------
                                                              GROSS UNREALIZED                              GROSS UNREALIZED
                                    AMORTIZED       FAIR      -----------------   AMORTIZED       FAIR      -----------------
                                       COST        VALUE       GAIN      LOSS        COST        VALUE       GAIN      LOSS
                                    ----------   ----------   -------   -------   ----------   ----------   -------   -------
U.S. Treasury.....................  $  158,314   $  158,945   $ 1,009   $  (378)  $  277,618   $  278,402   $   989   $  (205)
Municipal and other tax exempt....      86,647       87,526     1,153      (274)     107,196      108,720     1,949      (425)
Mortgage-backed securities:
  U.S. agencies...................   1,813,036    1,823,230    12,278    (2,084)   1,210,322    1,215,867     7,315    (1,770)
  Other...........................       1,772        1,762        --       (10)       2,183        2,185         2        --
                                    ----------   ----------   -------   -------   ----------   ----------   -------   -------
        Total mortgage-backed
          securities..............   1,814,808    1,824,992    12,278    (2,094)   1,212,505    1,218,052     7,317    (1,770)
                                    ----------   ----------   -------   -------   ----------   ----------   -------   -------
Other debt securities.............         456          462         6        --        4,480        4,498        18        --
Equity securities and mutual
  funds...........................     141,727      147,711     8,041    (2,057)     130,196      139,739    10,164      (621)
                                    ----------   ----------   -------   -------   ----------   ----------   -------   -------
        Total.....................  $2,201,952   $2,219,636   $22,487   $(4,803)  $1,731,995   $1,749,411   $20,437   $(3,021)
                                    ==========   ==========   =======   =======   ==========   ==========   =======   =======

                           BOK FINANCIAL CORPORATION

     The amortized cost and fair values of available-for-sale securities at December 31, 1998, by contractual maturity, are as shown in the following table (dollars in thousands):

                                                                                              WEIGHTED
                                LESS THAN     ONE TO      FIVE TO      OVER                   AVERAGE
                                ONE YEAR    FIVE YEARS   TEN YEARS   TEN YEARS     TOTAL      MATURITY
                                ---------   ----------   ---------   ---------   ----------   --------
U.S. Treasuries:
  Amortized cost..............  $109,813     $ 48,501     $    --     $    --    $  158,314     1.70
  Fair value..................   110,289       48,656          --          --       158,945
  Nominal yield...............      5.73%        4.76%         --          --          5.43%
Municipal and other tax
  exempt:
  Amortized cost..............     7,390       60,013       9,908       9,336        86,647     4.29
  Fair value..................     7,352       60,255      10,168       9,751        87,526
  Nominal yield(1)............      6.83%        7.49%       8.48%       9.56%         7.77%
Other debt securities:
  Amortized cost..............        --           --         125         331           456    10.79
  Fair value..................        --           --         126         336           462
  Nominal yield...............        --           --        7.51%       7.73%         7.67%
                                --------     --------     -------     -------    ----------    -----
Total fixed maturity
  securities:
  Amortized cost..............  $117,203     $108,514     $10,033     $ 9,667       245,417     2.63
  Fair value..................   117,641      108,911      10,294      10,087       246,933
  Nominal yield...............      5.80%        6.27%       8.47%       9.49%         6.26%
                                ========     ========     =======     =======
Mortgage-backed securities:
  Amortized cost..............                                                    1,814,808       --(2)
  Fair value..................                                                    1,824,992
  Nominal yield(4)............                                                         6.09%
                                                                                 ----------
Equity securities and mutual
  funds:
  Amortized cost..............                                                      141,727       --(3)
  Fair value..................                                                      147,711
  Nominal yield...............                                                         2.87%
                                                                                 ----------
Total available-for-sale
  securities:
  Amortized cost..............                                                   $2,201,952
  Fair value..................                                                    2,219,636
  Nominal yield...............                                                         5.90%
                                                                                 ==========

------------------

(1) Calculated on a taxable equivalent basis using a 39% effective tax rate.

(2) The average expected lives of mortgage-backed securities were 4.0 years based upon current prepayment assumptions.

(3) Primarily common stock and preferred stock of U.S. Government agencies with no stated maturity.

(4) The nominal yield on mortgage-backed securities is based upon prepayment assumptions at the purchase date. Actual yields earned may differ significantly based upon actual prepayments.

                           BOK FINANCIAL CORPORATION

     Sales of available-for-sale securities resulted in gains and losses as follows (in thousands):

                                                      1998         1997        1996
                                                   ----------   ----------   --------
Proceeds.........................................  $1,816,796   $1,026,464   $484,436
Gross realized gains.............................      15,508        3,159        328
Gross realized losses............................       6,171        4,488      2,935
Related federal and state income tax expense
  (benefit)......................................       3,106         (270)      (574)

     Securities with amortized costs of $1.6 billion and $1.2 billion at December 31, 1998 and 1997, respectively, were pledged to secure securities repurchase agreements, public and trust funds on deposit and for other purposes as required by law.

5. LOANS

     Significant components of the loan portfolio are as follows (in thousands):

                                                                    DECEMBER 31,
                            ---------------------------------------------------------------------------------------------
                                                 1998                                            1997
                            ----------------------------------------------   --------------------------------------------
                              FIXED       VARIABLE     NON-                   FIXED      VARIABLE     NON-
                               RATE         RATE      ACCRUAL     TOTAL        RATE        RATE      ACCRUAL     TOTAL
                            ----------   ----------   -------   ----------   --------   ----------   -------   ----------
Commercial................  $  287,841   $1,645,129   $ 8,386   $1,941,356   $204,641   $1,282,042   $12,717   $1,499,400
Commercial real estate....     242,334      500,035     1,684      744,053    153,611      321,230     2,960      477,801
Residential mortgage......     298,966      181,203     1,928      482,097    192,208      224,490     2,441      419,139
Residential mortgage--held
  for sale................      98,616           --        --       98,616     78,669           --        --       78,669
Consumer..................     204,262       80,439     1,118      285,819    168,896      120,539       649      290,084
                            ----------   ----------   -------   ----------   --------   ----------   -------   ----------
        Total.............  $1,132,019   $2,406,806   $13,116   $3,551,941   $798,025   $1,948,301   $18,767   $2,765,093
                            ==========   ==========   =======   ==========   ========   ==========   =======   ==========
Foregone interest on
  nonaccrual loans........                                      $    2,173                                     $    2,882
                                                                ==========                                     ==========

     The majority of the commercial and consumer loan portfolios and approximately 64% of the residential mortgage loan portfolio (excluding loans held for sale) are loans to businesses and individuals in Oklahoma. This geographic concentration subjects the loan portfolio to the general economic conditions within this area.

     Within the commercial loan classification, loans to energy-related businesses total $467.3 million, or 13% of total loans. Other notable segments include wholesale/retail, $264.7 million; manufacturing, $240.6 million; agriculture, $155.1 million, which includes $137.5 million loans to the cattle industry; and services, $615.3 million, which include nursing homes of $56.9 million, hotels of $119.5 million and healthcare of $71.6 million.

     Commercial real estate loans are primarily secured by properties located in the Tulsa or Oklahoma City, Oklahoma metropolitan areas. The major components of these properties are multifamily residences, $178.2 million; construction and land development, $172.3 million; retail facilities, $133.2 million; and office buildings, $154.0 million.

     Included in loans at December 31 are loans to executive officers, directors or principal shareholders of BOK Financial, as defined in Regulation S-X of the Securities and Exchange Commission. Such loans have been made on substantially the same terms as those prevailing at the time for loans to other customers in comparable transactions.

                           BOK FINANCIAL CORPORATION

     Information relating to loans to executive officers, directors or principal shareholders is summarized as follows (in thousands):

                                                                1998       1997
                                                              --------   --------
Beginning balance...........................................  $ 65,666   $ 53,476
  Advances..................................................     7,883     30,934
  Payments..................................................   (12,927)   (17,749)
  Adjustments...............................................    (1,385)      (995)
                                                              --------   --------
Ending balance..............................................  $ 59,237   $ 65,666
                                                              ========   ========

     Adjustments are primarily due to certain individuals being included for the first time or no longer being included as an executive officer or director of BOK Financial.

     The activity in the reserve for loan losses is summarized as follows (in thousands):

                                                       1998      1997      1996
                                                      -------   -------   -------
Beginning balance...................................  $53,101   $45,148   $38,287
Provision for loan losses...........................   14,451     9,026     4,267
Loans charged off...................................   (7,478)   (9,203)   (6,510)
Recoveries..........................................    4,857     5,605     9,104
Addition due to acquisitions........................       --     2,525        --
                                                      -------   -------   -------
Ending balance......................................  $64,931   $53,101   $45,148
                                                      =======   =======   =======

     At December 31, 1998 and 1997, respectively, the recorded investment in loans that are considered to be impaired under FAS 114 was $10.4 million and $15.8 million (all of which were on a nonaccrual basis). Included in this amount at December 31, 1998, is $2.6 million of impaired loans for which the related specific reserve for loan losses is $1.4 million and $7.8 million that did not have a specific related reserve for loan losses. At December 31, 1997, this amount included $2.5 million of impaired loans for which the related allowance for credit loss was $851 thousand and $13.3 million that did not have a related allowance for credit losses. The average recorded investments in impaired loans during the years ended December 31, 1998 and 1997 were approximately $12.8 million and $18.5 million, respectively. Interest income recognized on impaired loans during 1998 and 1997 was not significant.

(6) PREMISES AND EQUIPMENT

     Premises and equipment at December 31 are summarized as follows (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1997
                                                              --------   --------
Land........................................................  $ 14,374   $ 11,820
Buildings and improvements..................................    43,174     42,443
Furniture and equipment.....................................    66,036     45,904
                                                              --------   --------
          Subtotal..........................................   123,584    100,167
                                                              --------   --------
Less accumulated depreciation and amortization..............    41,619     34,689
                                                              --------   --------
          Total.............................................  $ 81,965   $ 65,478
                                                              ========   ========

     Depreciation and amortization of premises and equipment were $8.2 million, $7.8 million and $6.9 million for the years ended December 31, 1998, 1997 and 1996, respectively.

                           BOK FINANCIAL CORPORATION

7. MORTGAGE BANKING ACTIVITIES

     BOK Financial engages in mortgage-banking activities through the BOK Mortgage Division of BOk. Residential mortgage loans held for sale totaled $98.6 million and $78.7 million and outstanding mortgage loan commitments totaled $239.0 million and $164.2 million, respectively, at December 31, 1998 and 1997. Mortgage loan commitments are generally outstanding for 60 to 90 days and are subject to both credit and interest rate risk. Credit risk is managed through underwriting policies and procedures, including collateral requirements, which are generally accepted by the secondary loan markets. Exposure to interest rate fluctuations is partially hedged through the use of mortgage-backed securities forward sales contracts. These contracts set the price for loans which will be delivered in the next 60 to 90 days. At December 31, 1998, forward sales contracts totaled $172.7 million. Mortgage loans held for sale are carried at the lower of aggregate cost or market value, including estimated losses on unfunded commitments and gains or losses on forward sales contracts.

     At December 31, 1998, BOk owned the rights to service 84,958 mortgage loans with outstanding principal balances of $6.4 billion, including $130 million serviced for BOk, and held related funds for investors and borrowers of $153.8 million. The weighted average interest rate and remaining term was 7.56% and 279 months, respectively. Mortgage loans sold with recourse totaled $5.4 million at December 31, 1998. At December 31, 1997, BOk owned the rights to service mortgage loans with outstanding principal balances of $7.0 billion and held related funds for investors and borrowers of $99.5 million.

     The portfolio of mortgage servicing rights exposes BOk to interest rate risk. During periods of falling interest rates, mortgage loan prepayments increase. This reduces the value of the mortgage servicing rights. BOk uses a combination of futures contracts and options related to 10-year U.S. Treasury securities to hedge this risk. The value of these derivative instruments moves inversely to the value of the mortgage servicing rights. See Note 1 for specific accounting policies for mortgage servicing rights and the related hedges.

                           BOK FINANCIAL CORPORATION

     Activity in capitalized mortgage servicing rights and related valuation allowance during 1998, 1997 and 1996 are as follows (in thousands):

                                  CAPITALIZED MORTGAGE SERVICING RIGHTS
                                 ---------------------------------------   VALUATION    HEDGING
                                  PURCHASED     ORIGINATED      TOTAL      ALLOWANCE   GAIN/LOSS     NET
                                 -----------   ------------   ----------   ---------   ---------   --------
Balance at December 31, 1995...    $ 49,532       $ 1,641      $ 51,173     $  (539)   $     --    $ 50,634
  Additions....................      16,874         3,984        20,858          --          --      20,858
  Amortization expense.........      (9,150)         (437)       (9,587)         --          --      (9,587)
  Provision for impairment.....          --            --            --        (361)         --        (361)
                                   --------       -------      --------     -------    --------    --------
Balance at December 31, 1996...      57,256         5,188        62,444        (900)         --      61,544
  Additions....................      33,238         6,013        39,251          --          --      39,251
  Amortization expense.........     (11,533)       (1,272)      (12,805)         --          --     (12,805)
  Provision for impairment.....          --            --            --      (4,100)         --      (4,100)
                                   --------       -------      --------     -------    --------    --------
Balance at December 31, 1997...      78,961         9,929        88,890      (5,000)         --      83,890
  Additions....................       9,443        14,355        23,798          --          --      23,798
  Amortization expense.........     (15,185)       (3,085)      (18,270)         --         739     (17,531)
  Provision for impairment.....          --            --            --       2,290          --       2,290
  Impairment charge-off........      (2,710)           --        (2,710)      2,710          --          --
  Realized hedge gains.........          --            --            --          --     (22,705)    (22,705)
  Unrealized hedge gains.......          --            --            --          --        (518)       (518)
                                   --------       -------      --------     -------    --------    --------
Balance at December 31, 1998...    $ 70,509       $21,199      $ 91,708     $    --    $(22,484)   $ 69,224
                                   ========       =======      ========     =======    ========    ========
Estimated fair value of
  mortgage servicing rights at:
  December 31, 1996(1).........    $ 75,660       $ 8,576      $ 84,236                            $ 84,236
  December 31, 1997(1).........    $ 86,335       $14,022      $100,357                            $100,357
  December 31, 1998(1).........    $ 66,663       $23,527      $ 90,190                            $ 90,190

------------------

(1) Excludes approximately, $18 million, $19 million and $9 million at December 31, 1996, 1997 and 1998, respectively, of loan servicing rights on mortgage loans originated prior to the adoption of FAS 122.

     Fair value is determined by discounting the projected net cash flows. Significant assumptions are:

          DISCOUNT RATE--Risk adjusted rates by loan product, ranging from 9.00% to 14.5%.

          PREPAYMENT RATE--Industry consensus annual prepayment estimates ranging from 10.89% to 67.41% from an independent reporting source based upon loan interest rate, original term and loan type.

          LOAN SERVICING COSTS--$50 per conventional loan and $60 per government insured loan.

                           BOK FINANCIAL CORPORATION

     Stratification of the mortgage loan servicing portfolio, outstanding principal of loans serviced, and related hedging information by interest rate at December 31, 1998 follows (in thousands):

                                                                               > or equal
                                    < 6.50%    6.50% - 7.49%   7.50% - 8.49%    to 8.50%      TOTAL
                                    --------   -------------   -------------   ----------   ----------
Cost less accumulated
  amortization....................  $  3,003    $   41,639      $   41,850     $    5,216   $   91,708
Deferred hedge gains..............        --        (9,999)        (12,485)            --      (22,484)
                                    --------    ----------      ----------     ----------   ----------
Adjusted cost.....................     3,003        31,640          29,365          5,216       69,224
Fair value........................     3,502        42,936          36,806          6,946       90,190
                                    --------    ----------      ----------     ----------   ----------
Impairment........................  $     --    $       --      $       --     $       --   $       --
                                    --------    ----------      ----------     ----------   ----------
Outstanding principal of loans
  serviced........................  $233,284    $2,297,250      $2,655,297     $  542,238   $5,728,069(1)
                                    ========    ==========      ==========     ==========   ==========

------------------

(1) Excludes outstanding principal of $647,170 for loans serviced by BOk for which there is no capitalized mortgage servicing rights.

8. DEPOSITS

     Interest expense on deposits is summarized as follows (in thousands):

                                                                1998       1997       1996
                                                              --------   --------   --------
Transaction deposits........................................  $ 36,425   $ 33,091   $ 28,336
Savings.....................................................     2,373      2,367      2,464
Time:
  Certificates of deposits under $100,000...................    41,219     41,699     44,531
  Certificates of deposits $100,000 and over................    39,136     33,607     31,728
  Other time deposits.......................................    10,868     11,278     11,007
                                                              --------   --------   --------
          Total time........................................    91,223     86,584     87,266
                                                              --------   --------   --------
          Total.............................................  $130,021   $122,042   $118,066
                                                              ========   ========   ========

     The aggregate amounts of time deposits in denominations of $100,000 or more at December 31, 1998 and 1997 were $724.6 million and $709.6 million, respectively.

     Time deposits expected to mature in less than one year are $1.3 billion, in one to five years are $358.3 million, and in over five years are $0.6 million.

     Interest expense on time deposits during 1998 and 1997 was reduced by net income from interest rate swaps of $0.5 million and $0.9 million, respectively.

                           BOK FINANCIAL CORPORATION

9. OTHER BORROWINGS

     Information relating to other borrowings is summarized as follows (dollars in thousands):

                                                  DAILY AVERAGE     RATE AT      MAXIMUM
                                   PERIOD-END   -----------------   END OF    OUTSTANDING AT
                                    BALANCE      BALANCE     RATE    YEAR     ANY MONTH-END
                                   ----------   ----------   ----   -------   --------------
1998:
  Funds purchased and repurchase
     agreements..................  $1,039,533   $  731,381   5.38%   4.98%      $1,039,533
  Other..........................     807,268      563,188   6.20    5.98          807,268
                                   ----------   ----------   ----    ----       ----------
          Total..................  $1,846,801   $1,294,569   5.74    5.41        1,846,801
                                   ==========   ==========   ====    ====       ==========
1997:
  Funds purchased and repurchase
     agreements..................  $  631,815   $  703,496   5.53%   5.83%      $  822,109
  Other..........................     542,443      449,348   6.23    4.50          548,355
                                   ----------   ----------   ----    ----       ----------
          Total..................  $1,174,258   $1,152,844   5.80    5.22        1,287,295
                                   ==========   ==========   ====    ====       ==========
1996:
  Funds purchased and repurchase
     agreements..................  $  669,176   $  558,940   5.49%   5.91%      $  669,176
  Other..........................     277,128      235,775   6.08    6.00          354,712
                                   ----------   ----------   ----    ----       ----------
          Total..................  $  946,304   $  794,715   5.67    5.94          946,304
                                   ==========   ==========   ====    ====       ==========

     Other borrowings at December 31, 1998 included $563.7 million in advances from the Federal Home Loan Bank. These advances, which are used for funding purposes, include term funds of $320.7 million bearing interest from 5.07% --7.80%. Of these term funds, $228.0 million mature in 1999, $16.8 million mature in 2000, $19.4 million mature in 2001, $17.8 million mature in 2002, and $38.7 million mature thereafter. In accordance with policies of the Federal Home Loan Bank, BOk has granted a blanket pledge of eligible assets (generally unencumbered U.S. Treasury and mortgage-backed securities, 1-4 family loans and multifamily loans) as collateral for these advances. The unused credit available to BOk at December 31, 1998 pursuant to the Federal Home Loan Bank's collateral policies is $53 million.

     BOK Financial had unsecured lines of credit available from commercial banks at December 31, 1998 of $100 million, with $92 million outstanding. Interest which is based on LIBOR is paid monthly. Principal is due no later than September 1999.

     BOK Financial filed a shelf registration statement with the Securities and Exchange Commission for the issuance of up to $250 million of senior debt securities during the fourth quarter of 1998. These securities will be direct, unsecured obligations, and are not insured by the Federal Deposit Insurance Corporation or guaranteed by any governmental agency. None of this debt has been issued at December 31, 1998.

     BOk issued $150 million of subordinated debentures in 1997 at a discounted cost of 7.2%, which had a balance at December 31, 1998 of $146.9 million and will mature in 2007. Interest expense on the subordinated debenture was reduced by net income from interest rate swaps of $1.2 million during 1998.

     Funds purchased generally mature within one to 90 days from the transaction date. At December 31, 1998, securities sold under agreements to repurchase totaled $728.4 million with related accrued interest

                           BOK FINANCIAL CORPORATION
payable of $2.6 million. Additional information relating to repurchase agreements at December 31, 1998 is as follows (dollars in thousands):

                                           CARRYING    MARKET     REPURCHASE    AVERAGE
SECURITY SOLD/MATURITY                      VALUE      VALUE     LIABILITY(1)    RATE
----------------------                     --------   --------   ------------   -------
U.S. Treasury Securities:
  Overnight..............................  $ 22,128   $ 22,253     $  9,037      4.74%
U.S. Agency Securities:
  Overnight..............................   250,491    252,009      248,354      4.69
  Term of up to 30 days..................     1,036      1,040        1,882      4.70
  Term of 30 to 90 days..................   507,966    509,092      471,739      5.33
                                           --------   --------     --------
          Total Agency Securities........   759,493    762,141      721,975      4.89
                                           --------   --------     --------
          Total..........................  $781,621   $784,394     $731,012      5.05
                                           ========   ========     ========

------------------

(1) BOK Financial maintains control over the securities underlying overnight repurchase agreements and generally transfers control over securities underlying longer term dealer repurchase agreements to the respective counterparty.

     On March 4, 1997, BOK Financial issued a $20.0 million subordinated debenture to Kaiser and repaid it on August 13, 1997. The interest rate was fixed at LIBOR plus 70 basis points.

10. FEDERAL AND STATE INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and liabilities are as follows (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                               1998      1997
                                                              -------   -------
Deferred tax liabilities:
  Pension contributions in excess of book expense...........  $ 3,000   $ 2,500
  Securities valuation adjustments..........................   11,300    10,100
  Mortgage servicing........................................   12,600     7,000
  Other.....................................................    2,900     3,000
                                                              -------   -------
          Total deferred tax liabilities....................   29,800    22,600
                                                              -------   -------
Deferred tax assets:
  Loan loss reserve.........................................   24,500    20,000
  Valuation adjustments.....................................   19,100     9,000
  Book expense in excess of tax.............................    4,900     4,900
  Other.....................................................    4,500     3,300
                                                              -------   -------
          Total deferred tax assets.........................   53,000    37,200
                                                              -------   -------
Deferred tax assets in excess of deferred tax liabilities...  $23,200   $14,600
                                                              =======   =======

                           BOK FINANCIAL CORPORATION

     The significant components of the provision for income taxes attributable to continuing operations for BOK Financial are shown below (in thousands):

                                                       YEARS ENDED DECEMBER 31,
                                                      ---------------------------
                                                       1998      1997      1996
                                                      -------   -------   -------
Current:
  Federal...........................................  $41,415   $ 9,631   $16,623
  State.............................................    4,937     1,333     2,399
                                                      -------   -------   -------
          Total current.............................   46,352    10,964    19,022
                                                      -------   -------   -------
Deferred:
  Federal...........................................   (7,699)    4,667    (3,380)
  State.............................................   (1,404)      851      (313)
                                                      -------   -------   -------
          Total deferred............................   (9,103)    5,518    (3,693)
                                                      -------   -------   -------
          Total income tax..........................  $37,249   $16,482   $15,329
                                                      =======   =======   =======

     The reconciliations of income attributable to continuing operations computed at the U.S. federal statutory tax rates to income tax expense are as follows (dollars in thousands):

                                                       YEARS ENDED DECEMBER 31,
                                                      ---------------------------
                                                       1998      1997      1996
                                                      -------   -------   -------
Amount:
  Federal statutory tax.............................  $39,188   $28,387   $24,310
  Tax exempt revenue................................   (4,110)   (4,219)   (3,958)
  Effect of state income taxes, net of federal
     benefit........................................    3,533     2,184     2,086
  Goodwill amortization.............................    2,296     2,267     1,411
  Utilization of tax credits........................     (750)     (774)   (1,488)
  Reduction of tax reserve..........................       --    (9,000)       --
  Portion of reduction in valuation allowance
     impacting tax expense..........................       --        --    (6,200)
  Other, net........................................   (2,908)   (2,363)     (832)
                                                      -------   -------   -------
          Total.....................................  $37,249   $16,482   $15,329
                                                      =======   =======   =======

                                                       YEARS ENDED DECEMBER 31,
                                                      ---------------------------
                                                       1998      1997      1996
                                                      -------   -------   -------
Percent of pretax income:
  Federal statutory rate............................      35%       35%       35%
  Tax-exempt revenue................................       (4)       (5)       (6)
  Effect of state income taxes, net of federal
     benefit........................................        3         3         3
  Goodwill amortization.............................        3         3         2
  Utilization of tax credits........................       (1)       (1)       (2)
  Reduction of tax reserve..........................       --       (11)       --
  Portion of reduction in valuation allowance
     impacting tax expense..........................       --        --        (9)
  Other, net........................................       (3)       (4)       (1)
                                                      -------   -------   -------
          Total.....................................       33%       20%       22%
                                                      =======   =======   =======

     As of December 31, 1997, the Internal Revenue Service closed its examination of BOk and BOK Financial for 1992 and 1993, respectively. As a result of the outcome of these examinations, BOK Financial realized a $9 million tax reserve that was no longer needed, which was credited against current federal income tax expense in 1997. In addition, the Internal Revenue Service has closed its examination for 1994 and 1995 with no material impact on the financial statements.

                           BOK FINANCIAL CORPORATION

11. EMPLOYEE BENEFITS

     BOK Financial sponsors a defined benefit Pension Plan for all employees who satisfy certain age and service requirements. The following table presents information regarding this plan (dollars in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1997
                                                              --------   --------
Change in projected benefit obligation:
  Projected benefit obligation, at beginning of year.......   $ 13,313   $ 11,331
  Service cost.............................................      2,145      1,772
  Interest cost............................................        897        812
  Actuarial loss...........................................        592        425
  Benefits paid............................................     (1,325)    (1,027)
                                                              --------   --------
Projected benefit obligation at end of year................   $ 15,622   $ 13,313
                                                              ========   ========
Change in plan assets:
  Plan assets at fair value, at beginning of year..........   $ 17,102   $ 13,261
  Actual return on plan assets.............................      2,681      2,776
  Company contributions....................................      1,961      2,092
  Benefits paid............................................     (1,325)    (1,027)
                                                              --------   --------
Plan assets at fair value at end of year...................   $ 20,419   $ 17,102
                                                              ========   ========
Reconciliation of prepaid (accrued) and total amount
  recognized:
  Benefit obligation.......................................   $(15,622)  $(13,313)
  Fair value of assets.....................................     20,419     17,102
                                                              --------   --------
  Funded status of the plan................................      4,797      3,789
  Unrecognized net loss....................................      1,154      1,567
  Unrecognized prior service cost..........................        801        860
                                                              --------   --------
Prepaid pension costs......................................   $  6,752   $  6,216
                                                              ========   ========
Components of net periodic benefit costs:
  Service cost.............................................   $  2,145   $  1,772
  Interest cost............................................        897        812
  Expected return on plan assets...........................     (1,638)    (1,390)
  Amortization of unrecognized amounts:
     Net loss..............................................         90        171
     Prior service cost....................................         60         60
                                                              --------   --------
Net periodic pension cost..................................   $  1,554   $  1,425
                                                              ========   ========
Weighted-average assumptions as of December 31:
  Discount rate............................................       7.00%      7.00%
  Expected return on plan assets...........................      10.00%     10.00%
  Rate of compensation increase............................       5.25%      5.25%

     Assets of the Pension Plan consist primarily of shares in cash management funds, common stock and bond funds, and guaranteed investment contract funds. Benefits are based on the employee's age and length of service.

     Employee contributions to the Thrift Plan, a defined contribution plan, are matched by BOK Financial up to 4% of base compensation, based upon years of service. Participants may direct the investment of their accounts in a variety of options, including BOK Financial Common Stock. Employer contributions vest over

                           BOK FINANCIAL CORPORATION
five years. Expenses incurred by BOK Financial for the Thrift Plan totaled $1.8 million, $1.4 million and $1.2 million for 1998, 1997 and 1996, respectively.

     BOK Financial also sponsors a defined benefit post-retirement employee medical plan which pays 50 percent of annual medical insurance premiums for retirees who meet certain age and service requirements. Assets of the retiree medical plan consist primarily of shares in a cash management fund. Eligibility for the post-retirement plan is limited to current retirees and certain employees currently age 60 or older.

     Under various performance incentive plans, participating employees may be granted awards based on defined formulas or other criteria. Earnings were charged $11.7 million in 1998, $10.3 million in 1997 and $7.5 million in 1996, for such awards.

12. EXECUTIVE BENEFIT PLANS

     The Board of Directors of BOK Financial has approved various stock option plans. The number of options awarded and the employees to receive the options are determined by the Chairman of the Board and the President, subject to approval of the Board of Directors or a committee thereof.

     Options awarded under these plans are subject to vesting requirements. Generally, one-seventh of the options awarded vest annually and expire three years after vesting.

     The following table presents options outstanding during 1997 and 1998 under these plans:

                                                                          WEIGHTED-
                                                                           AVERAGE
                                                                          EXERCISE
                                                               NUMBER       PRICE
                                                              ---------   ---------
Options outstanding at December 31, 1996....................  2,313,289    $ 9.49
Options awarded.............................................    640,462     18.74
Options exercised...........................................   (230,850)     8.73
Options forfeited...........................................    (94,756)    10.18
Options expired.............................................       (280)     9.18
                                                              ---------    ------
Options outstanding at December 31, 1997....................  2,627,865     11.79
Options awarded.............................................    661,990     22.05
Options exercised...........................................   (238,560)     9.20
Options forfeited...........................................   (165,680)    12.38
Options expired.............................................       (951)     9.24
                                                              ---------    ------
Options outstanding at December 31, 1998....................  2,884,664    $14.28
                                                              =========    ======
Options vested at December 31, 1998.........................    800,270    $10.20
                                                              =========    ======

     The following table summarizes information concerning currently outstanding and vested options:

                      OPTIONS OUTSTANDING                     OPTIONS VESTED
      ---------------------------------------------------   ------------------
                                    WEIGHTED
                                    AVERAGE      WEIGHTED             WEIGHTED
       RANGE OF                    REMAINING     AVERAGE              AVERAGE
       EXERCISE       NUMBER      CONTRACTUAL    EXERCISE   NUMBER    EXERCISE
        PRICES      OUTSTANDING   LIFE (YEARS)    PRICE     VESTED     PRICE
      -----------   -----------   ------------   --------   -------   --------
      $      6.28      193,302        2.42        $ 6.28    138,226    $ 6.28
       9.33-11.24    1,447,006        3.89         10.08    580,568      9.94
            18.74      621,506        5.83         18.74     81,476     18.74
            22.05      622,850        6.92         22.05         --        --

                           BOK FINANCIAL CORPORATION

     Under APB 25 no compensation expense is recognized at the date of grant since the exercise price of BOK Financial's employee stock option equals the market price of the underlying stock on the date of grant.

     FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires disclosure of pro forma information regarding net income and earnings per share as if BOK Financial accounted for employee stock options granted subsequent to December 31, 1994 under the fair value method of the Statement.

     The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                         1998      1997      1996
                                                        -------   -------   -------
Average risk-free interest rate.......................     4.71%     5.72%     6.10%
Dividend yield........................................     None      None      None
Volatility factors....................................     .198      .200      .190
Weighted-average expected life........................  7 years   7 years   8 years

     The weighted-average fair value of options granted during 1998, 1997 and 1996 was $6.04, $5.56 and $3.70, respectively.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because BOK Financial's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The following table represents the required pro forma disclosures for options granted subsequent to December 31, 1994:

                                                      1998(1)   1997(1)   1996(1)
                                                      -------   -------   -------
Pro forma net income................................  $73,698   $63,986   $53,748
Pro forma earnings per share:
  Basic.............................................  $  1.60   $  1.39   $  1.16
  Diluted...........................................     1.42      1.24      1.05

------------------

(1) Because Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 2003.

13. COMMITMENTS AND CONTINGENT LIABILITIES

     In the ordinary course of business, BOK Financial and its subsidiaries are subject to legal actions and complaints. Management believes, based upon the opinion of counsel, that the actions and liability or loss, if any, resulting from the final outcomes of the proceedings, will not be material in the aggregate.

     BOk previously reported that it had been sued in an action in the United States District Court by the mortgagor of a mortgage serviced by BOk Mortgage in which the plaintiff sought class action certification and alleged BOk improperly required the mortgagor to maintain an escrow balance in excess of the amount permitted under the mortgage. That action was dismissed on its merits by the Court prior to any ruling on the request for class certification. The law firm representing the plaintiff subsequently filed essentially the same complaint seeking class action certification in the United States District Court for the Eastern District of

                           BOK FINANCIAL CORPORATION

New York on behalf of another mortgagor of a mortgage serviced by BOk Mortgage. BOk has valid defenses to the plaintiff's claims and any damages the plaintiff class may have suffered would be immaterial in amount.

     BOk is obligated under a long-term lease for its bank premises located in downtown Tulsa. The lease term, which began November 1, 1976, is for fifty-seven years with options to terminate at the end of the thirty-seventh and forty-seventh years. Annual base rent is $3.1 million. BOk subleases portions of its space for annual rents of $406 thousand each year through 2000. Net rent expense on this lease was $2.7 million in 1998, $2.7 million in 1997 and $2.7 million in 1996. Total rent expense for BOK Financial was $9.0 million in 1998, $7.7 million in 1997 and $6.9 million in 1996.

     At December 31, 1998, the future minimum lease payments for equipment and premises under operating leases were as follows: $9.3 million in 1999, $9.1 million in 2000, $8.5 million in 2001, $7.7 million in 2002, $5.3 million in 2003 and a total of $102.3 million thereafter.

     BOk and Williams, Inc. guaranteed 30 percent and 70 percent, respectively, of the $18.7 million debt, which matures May 15, 2007, and operating deficit of two parking facilities operated by the Tulsa Parking Authority. Total expense related to this guarantee was $178 thousand in 1998, $226 thousand in 1997 and zero in 1996.

     The Federal Reserve Bank requires member banks to maintain certain minimum average cash balances. These balances were approximately $83.7 million for 1998 and $78.8 million for 1997.

14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     BOK Financial is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to manage interest rate risk. Those financial instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in BOK Financial's Consolidated Balance Sheets. Exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the notional amount of those instruments.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. At December 31, 1998, outstanding commitments totaled $1.7 billion. Since some of the commitments are expected to expire before being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. BOK Financial uses the same credit policies in making commitments as it does loans. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the borrower.

     Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Since the credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loan commitments, BOK Financial uses the same credit policies in evaluating the creditworthiness of the customer. Additionally, BOK Financial uses the same evaluation process in obtaining collateral on standby letters of credit as it does for loan commitments. At December 31, 1998, outstanding standby letters of credit totaled $113.0 million.

     Commercial letters of credit are used to facilitate customer trade transactions with the drafts being drawn when the underlying transaction is consummated. At December 31, 1998, outstanding commercial letters of credit totaled $5.7 million.

     BOK Financial uses interest rate swaps, a form of off-balance-sheet derivative product, in managing its interest rate risk. These swaps are used primarily to more closely match the interest paid on certain long-term, fixed rate certificates of deposit and subordinated debenture with earning assets. BOK Financial agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest

                           BOK FINANCIAL CORPORATION
amounts calculated by reference to an agreed-upon notional amount. At December 31, 1998, the notional amount of BOK Financial's interest rate swaps totaled $241.3 million with related credit exposure, represented by the fair value of the contracts, of $10.2 million. During 1998 and 1997, income from the swaps exceeded costs by $1.7 million and $1.2 million, respectively, which reduced interest expense. Scheduled repricing periods for the swaps are as follows (notional value in thousands):

                                         31-90     91-365      OVER
                                         DAYS       DAYS      1 YEAR       TOTAL
                                       ---------   -------   ---------   ---------
Pay floating.........................  $(115,000)  $(7,000)  $      --   $(122,000)
Receive fixed........................     15,000     7,000     100,000     122,000
Pay fixed............................         --        --    (119,278)   (119,278)
Receive floating.....................    119,278        --          --     119,278
                                       ---------   -------   ---------   ---------
          Total......................  $  19,278   $    --   $ (19,278)  $      --
                                       =========   =======   =========   =========

     The expiration dates of the swap contracts are designed to match the estimated maturity dates of the underlying liability and matures as follows:
$22,000 in 1999, $4,316 in 2001, $7,660 in 2002, $41,475 in 2003, $9,004 in
2004, $8,375 in 2005, $16,500 in 2006, $114,384 in 2007 and $17,564 in 2008.

     BOK Financial utilized securities forward sales contracts associated with its mortgage banking activities as described in Note 7.

15. SHAREHOLDERS' EQUITY

     PREFERRED STOCK

     One billion shares of preferred stock with a par value of $0.00005 per share are authorized. A single series of 250,000,000 shares designated as Series A Preferred Stock ("Series A Preferred Stock") is currently issued and outstanding. The Series A Preferred Stock has no voting rights except as otherwise provided by Oklahoma corporate law and may be converted into 2.39 shares of common stock for each 100 shares of Series A Preferred Stock. This ratio has been adjusted to account for the two for one stock split which was issued February 22, 1999 and also gives effect to the 1 for 100 reverse stock split of common stock effect December 17, 1991 and the November 18, 1993, November 17, 1994, November 27, 1995, November 27, 1996, November 19, 1997 and November 25, 1998 BOKF 3% common stock dividends payable by the issuance of our common stock. Dividends are cumulative at an annual rate of ten percent of the $0.06 per share liquidation preference value when declared and are payable in cash. Aggregate liquidation preference is $15.0 million. During 1998, 1997 and 1996, 68,765 shares, 107,230 shares and 139,344 shares respectively, of BOK Financial common stock were issued in payment of dividends on the Series A Preferred Stock in lieu of cash by mutual agreement of BOK Financial and the holders of the Series A Preferred Stock. Kaiser owns substantially all Series A Preferred Stock. These shares were valued at $1.5 million in 1998, 1997 and 1996, based on average market price, as defined, for a 65 business day period preceding declaration.

     During 1998, the number of nonvoting units in an entity owned by BOk and issued to various officers of BOk was increased to 125 from 102. These units are eligible for an annual, cumulative distribution of $8 per unit and have a preferred value upon liquidation of $100 per unit.

     COMMON STOCK

     Common stock consists of 2.5 billion authorized shares, $0.00006 par value. Holders of common shares are entitled to one vote per share at the election of the Board of Directors and on any question arising at any shareholders' meeting and to receive dividends when and as declared. No common stock dividends can be paid unless all accrued dividends on the Series A Preferred Stock have been paid. The present policy of BOK Financial is to retain earnings for capital and future growth, and management has no current plans to

                           BOK FINANCIAL CORPORATION
recommend payment of cash dividends on common stock. Additionally, regulations restrict the ability of national banks and bank holding companies to pay dividends.

     During 1998, 1997 and 1996, 3% dividends payable in shares of BOK Financial common stock were declared and paid. The shares issued were valued at $30.3 million, $27.4 million and $16.5 million, respectively, based on the average closing bid/ask prices on the day preceding declaration. Presently, management plans to recommend continued payment of annual dividends in shares of common stock.

     All share and per share amounts for all years presented have been retroactively adjusted for a two-for-one stock split effected in the form of a stock dividend declared January 26, 1999 for stockholders on record on February 8, 1999.

     SUBSIDIARY BANKS

     The amounts of dividends which BOK Financial's subsidiary banks can declare and the amounts of loans the subsidiary banks can extend to affiliates are limited by various federal and state banking regulations. Generally, dividends declared during a calendar year are limited to net profits, as defined, for the year plus retained profits for the preceding two years. The amounts of dividends are further restricted by minimum capital requirements. Pursuant to the most restrictive of the regulations at December 31, 1998, BOK Financial's subsidiary banks could declare dividends up to $63.6 million without prior regulatory approval. The subsidiary banks declared and paid dividends of $26.3 million in 1998, $69.8 million in 1997, and $31.0 million in 1996.

     Loans to a single affiliate may not exceed 10.0% and loans to all affiliates may not exceed 20.0% of unimpaired capital and surplus, as defined. Additionally, loans to affiliates must be fully secured. As of December 31, 1998 and 1997, these loans totaled $40.4 million and $28.8 million, respectively. Total loan commitments to affiliates at December 31, 1998 were $57.0 million.

     REGULATORY CAPITAL

     Financial institutions are considered to be "well capitalized" pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 if their Leverage, Tier 1 and Total Capital ratios are at least 5%, 6% and 10%, respectively. As shown below, BOK Financial's and all banking subsidiaries capital ratios exceed the regulatory definition of well capitalized.

                           BOK FINANCIAL CORPORATION

     As defined by regulations, Tier 1 capital consists primarily of common stockholders' equity less certain intangible assets. Total capital consists primarily of Tier 1 capital plus preferred stock, subordinated debt and reserves for loan losses, subject to certain limitations.

                                                                      DECEMBER 31,
                                                           -----------------------------------
                                                                 1998               1997
                                                           ----------------   ----------------
                                                            AMOUNT    RATIO    AMOUNT    RATIO
                                                           --------   -----   --------   -----
                                                                 (DOLLARS IN THOUSANDS)
Total Capital (to Risk Weighted Assets):
  Consolidated...........................................  $610,618   11.96%  $552,872   14.54%
  BOk....................................................   535,070   12.13    464,996   13.35
  Bank of Arkansas.......................................    11,323   11.33     10,632   16.43
  Bank of Texas..........................................    55,848   15.81     49,775   26.93
  Bank of Albuquerque....................................    40,716   18.87         --      --
Tier I Capital (to Risk Weighted Assets):
  Consolidated...........................................  $398,325    7.80%  $356,928    9.39%
  BOk....................................................   331,426    7.51    280,920    8.06
  Bank of Arkansas.......................................    10,073   10.08      9,820   15.18
  Bank of Texas..........................................    51,430   14.56     47,458   25.68
  Bank of Albuquerque....................................    40,341   18.70         --      --
Tier I Capital (to Average Assets):
  Consolidated...........................................  $398,325    6.57%  $356,928    6.81%
  BOk....................................................   331,426    6.02    280,920    5.90
  Bank of Arkansas.......................................    10,073    9.47      9,820   11.51
  Bank of Texas..........................................    51,430   11.52     47,458   12.16
  Bank of Albuquerque....................................    40,341    8.91         --      --

------------------

(1) Bank of Albuquerque was formed in 1998, see Note 2.

                           BOK FINANCIAL CORPORATION

16. EARNINGS PER SHARE

     The following table presents the computation of basic and diluted earnings per share (dollars in thousands except share data):

                                                   YEARS ENDED DECEMBER 31,
                                            ---------------------------------------
                                               1998          1997          1996
                                            -----------   -----------   -----------
Numerator:
  Net income..............................  $    74,716   $    64,625   $    54,127
  Preferred stock dividends...............       (1,500)       (1,500)       (1,500)
                                            -----------   -----------   -----------
Numerator for basic earnings per share--
  income available to common
  stockholders............................       73,216        63,125        52,627
                                            -----------   -----------   -----------
Effect of dilutive securities:
  Preferred stock dividends...............        1,500         1,500         1,500
                                            -----------   -----------   -----------
Numerator for diluted earnings per share--
  income available to common stockholders
  after assumed conversion................  $    74,716   $    64,625   $    54,127
                                            ===========   ===========   ===========
Denominator:
  Denominator for basic earnings per
     share--weighted average shares.......   45,101,378    45,102,967    44,997,016
  Effect of dilutive securities:
     Employee stock options...............      701,406       542,957       176,416
     Convertible preferred stock..........    5,970,264     5,970,264     5,970,264
                                            -----------   -----------   -----------
Dilutive potential common shares..........    6,671,670     6,513,221     6,146,680
                                            -----------   -----------   -----------
Denominator for diluted earnings per
  share--adjusted weighted average shares
  and assumed conversions.................   51,773,048    51,616,188    51,143,696
                                            ===========   ===========   ===========
Basic earnings per share..................  $      1.62   $      1.40   $      1.17
                                            ===========   ===========   ===========
Diluted earnings per share................  $      1.44   $      1.25   $      1.06
                                            ===========   ===========   ===========

17. REPORTABLE SEGMENTS

     BOK Financial has four reportable segments: Corporate Banking, Consumer Banking, Mortgage Banking and Trust Services. The Corporate Banking segment consists of eight operating units that provide credit and lease financing, deposit and cash management, and international collection services to commercial and industrial customers and to other financial institutions in Oklahoma and surrounding states. The Consumer Banking segment consists of two operating units which provide direct and indirect consumer loans and deposit services to individuals primarily within Oklahoma. The Mortgage Banking segment consists of two operating units that originate a full range of mortgage products from federally sponsored programs to "jumbo loans" on higher priced homes in BOK Financial's primary market areas. The Mortgage Banking segment also services mortgage loans acquired from throughout the United Sates. The Trust Services segment consists of one operating unit that provides financial services to both individual and corporate clients. Individual financial services include personal trust management, administration of estates and management of investment and custodial accounts. Individual financial services also includes lending and investment services to select individuals. Corporate financial services include administration of employee benefit plans, transfer and paying agent services and investment advisory services.

                           BOK FINANCIAL CORPORATION

     BOK Financial identifies reportable segments by type of service provided for the Mortgage Banking and the Trust Services segments and by type of customer for the Corporate Banking and Consumer Banking segments.

     BOK Financial evaluates performance and allocates resources based upon a measurement of performance after the allocation of certain indirect expenses, taxes and capital cost. The accounting policies of the reportable segments generally follow those described in the summary of significant account policies except interest income is reported on a fully taxable-equivalent basis, loan losses are based on actual net amounts charged off and the amortization of intangible assets is generally excluded. The cost of funds provided from one segment to another is transfer-priced at rates that approximate market for funds with similar duration. Assessment of performance is based on net interest revenue after internal funds transfer pricing.

     Nonreportable business segments include TransFund, BOSC, Inc., Bank of Arkansas, Bank of Albuquerque and Bank of Texas. The sources of revenue in these segments include interest on loans and securities, commissions earned on securities transactions, securities trading gains or losses, and fees earned on various banking activities, including merchant discounts, interchange fees and deposit account fees.

     BOK Financial has not made any significant investments in long-term assets other than financial instruments, including core deposit intangible assets and purchased mortgage servicing rights. Substantially all revenue is from domestic customers. No single external customer accounts for more than 10% of total revenue.

                                                      CORPORATE     CONSUMER     MORTGAGE    TRUST       ALL
                                                       BANKING      BANKING      BANKING    SERVICES    OTHER       TOTAL
                                                      ----------   ----------    --------   --------   --------   ----------
Year ended December 31, 1998
Net interest revenue/(expense) from external
  sources...........................................  $  151,766   $  (40,527)   $16,133    $  1,881   $ 52,999   $  182,252
Net interest revenue/(expense) from internal
  sources...........................................     (74,273)      86,817     (9,869)      8,198    (10,873)          --
                                                      ----------   ----------    -------    --------   --------   ----------
        Total net interest revenue..................      77,493       46,290      6,264      10,079     42,126      182,252
Provision for loan losses...........................          63        2,116        130         125     12,017       14,451
Other operating revenue.............................      24,862       23,156     44,379      37,928     33,157      163,482
Securities gains/(losses)...........................          --           --         --          --      9,337        9,337
Other operating expense.............................      42,077       52,395     41,863      35,419     59,191      230,945
Provision for impairment of mortgage servicing
  rights............................................          --           --     (2,290)         --         --       (2,290)
Income taxes........................................      23,331        6,595      4,306       4,897     (1,880)      37,249
                                                      ----------   ----------    -------    --------   --------   ----------
        Net income..................................  $   36,884   $    8,340    $ 6,634    $  7,566   $ 15,292   $   74,716
                                                      ==========   ==========   ========    ========   ========   ==========
Average assets......................................  $2,171,023   $1,904,409   $350,362    $295,660   $991,337   $5,712,791
Average equity......................................     255,108       46,767     30,556      30,188    104,681      467,300
Performance measurements:
  Return on assets..................................        1.70%        0.44%      1.89%       2.56%        --         1.31%
  Return on equity..................................       14.46%       17.83%     21.71%      25.06%        --        15.99%
  Efficiency ratio..................................       41.11%       75.45%     82.66%      73.78%        --        66.14%

              RECONCILIATION TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                               OTHER       OTHER
                                                              NET INTEREST   OPERATING   OPERATING    AVERAGE
                                                                REVENUE       REVENUE     EXPENSE      ASSETS
                                                              ------------   ---------   ---------   ----------
Total reportable segments...................................    $140,126     $130,325    $169,464    $4,721,454
Total nonreportable segments................................      28,198       31,419      41,349       646,701
Unallocated items:
  Taxable-equivalent adjustment.............................      (9,293)          --          --            --
  Funds management..........................................      24,365        3,371      11,561        89,272
  Contribution to BOk Foundation............................          --           --       2,257            --
  All others, net...........................................      (1,144)      (1,633)      4,024       255,364
                                                                --------     --------    --------    ----------
BOK Financial consolidated..................................    $182,252     $163,482    $228,655    $5,712,791
                                                                ========     ========    ========    ==========

                           BOK FINANCIAL CORPORATION

                                                         CORPORATE     CONSUMER    MORTGAGE    TRUST       ALL
                                                          BANKING      BANKING     BANKING    SERVICES    OTHER       TOTAL
                                                         ----------   ----------   --------   --------   --------   ----------
Year ended December 31, 1997
Net interest revenue/(expense) from external sources...  $  133,264   $  (43,903)  $21,897    $  2,460   $ 41,882   $  155,600
Net interest revenue/(expense) from internal sources...     (67,376)      87,186   (16,798)      5,864     (8,876)          --
                                                         ----------   ----------   --------   --------   --------   ----------
        Total net interest revenue.....................      65,888       43,283     5,099       8,324     33,006      155,600
Provision for loan losses..............................        (133)       2,520       165         180      6,294        9,026
Other operating revenue................................      20,757       21,800    34,208      30,084     24,179      131,028
Securities gains/(losses)..............................          --           --        --          --     (1,329)      (1,329)
Other operating expense................................      30,328       50,879    33,204      28,532     48,123      191,066
Provision for impairment of mortgage servicing
  rights...............................................          --           --     4,100          --         --        4,100
Income taxes...........................................      21,814        5,493       779       3,842    (15,446)      16,482
                                                         ----------   ----------   --------   --------   --------   ----------
Net income.............................................  $   34,636   $    6,191   $ 1,059    $  5,854   $ 16,885   $   64,625
                                                         ==========   ==========   ========   ========   ========   ==========
Average assets.........................................  $1,819,834   $1,894,535   $386,985   $242,886   $746,305   $5,090,545
Average equity.........................................     210,407       44,600    28,723      24,233     82,015      393,704
Performance measurements:
  Return on assets.....................................        1.90%        0.33%     0.27%       2.41%        --         1.27%
  Return on equity.....................................       16.46%       13.88%     3.69%      24.16%        --        16.41%
  Efficiency ratio.....................................       35.00%       78.18%    84.47%      74.29%        --        68.09%

              RECONCILIATION TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                               OTHER       OTHER
                                                              NET INTEREST   OPERATING   OPERATING    AVERAGE
                                                                REVENUE       REVENUE     EXPENSE      ASSETS
                                                              ------------   ---------   ---------   ----------
Total reportable segments...................................    $122,594     $106,849    $147,043    $4,344,240
Total nonreportable segments................................      20,686       22,408      31,004       485,716
Unallocated items:
  Taxable-equivalent adjustment.............................      (9,567)          --          --            --
  Funds management..........................................      23,072        1,001       8,227        (5,385)
  Contribution to BOk Foundation............................          --           --       3,638            --
  All others, net...........................................      (1,185)         770       5,254       265,974
                                                                --------     --------    --------    ----------
BOK Financial consolidated..................................    $155,600     $131,028    $195,166    $5,090,545
                                                                ========     ========    ========    ==========

                           BOK FINANCIAL CORPORATION

                                                         CORPORATE     CONSUMER    MORTGAGE    TRUST       ALL
                                                          BANKING      BANKING     BANKING    SERVICES    OTHER       TOTAL
                                                         ----------   ----------   --------   --------   --------   ----------
Year ended December 31, 1996
Net interest revenue/(expense) from external sources...  $  108,054   $  (39,914)  $13,656    $  2,133   $ 43,510   $  127,439
Net interest revenue/(expense) from internal sources...     (51,605)      84,561    (9,409)      4,485    (28,032)          --
                                                         ----------   ----------   --------   --------   --------   ----------
        Total net interest revenue.....................      56,449       44,647     4,247       6,618     15,478      127,439
Provision for loan losses..............................         (96)       1,817       119         130      2,297        4,267
Other operating revenue................................      14,278       19,853    28,189      26,902     18,697      107,919
Securities gains/(losses)..............................          --           --        --          --     (2,607)      (2,607)
Other operating expense................................      23,126       49,911    27,750      25,779     32,101      158,667
Provision for impairment of mortgage servicing
  rights...............................................          --           --       361          --         --          361
Income taxes...........................................      18,421        5,654     1,684       3,011    (13,441)      15,329
                                                         ----------   ----------   --------   --------   --------   ----------
        Net income.....................................  $   29,276   $    7,118   $ 2,522    $  4,600   $ 10,611   $   54,127
                                                         ==========   ==========   ========   ========   ========   ==========
Average assets.........................................  $1,449,637   $1,963,068   $520,559   $219,851   $149,312   $4,302,427
Average equity.........................................     164,214       55,332    26,396      20,898     55,414      322,254
Performance measurements:
  Return on assets.....................................        2.02%        0.36%     0.48%       2.09%        --         1.26%
  Return on equity.....................................       17.83%       12.86%     9.55%      22.01%        --        16.80%
  Efficiency ratio.....................................       32.70%       77.38%    85.55%      76.91%        --        67.57%

              RECONCILIATION TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                               OTHER       OTHER
                                                              NET INTEREST   OPERATING   OPERATING    AVERAGE
                                                                REVENUE       REVENUE     EXPENSE      ASSETS
                                                              ------------   ---------   ---------   ----------
Total reportable segments...................................    $111,961     $ 89,222    $126,927    $4,153,115
Total nonreportable segments................................       3,929       16,205      15,769       107,305
Unallocated items:
  Taxable-equivalent adjustment.............................      (8,365)          --          --            --
  Funds management..........................................      22,533        1,312       8,988      (172,008)
  All others, net...........................................      (2,619)       1,180       7,344       214,015
                                                                --------     --------    --------    ----------
BOK Financial consolidated..................................    $127,439     $107,919    $159,028    $4,302,427
                                                                ========     ========    ========    ==========

                           BOK FINANCIAL CORPORATION

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying values and estimated fair values of financial instruments as of December 31, 1998 and 1997 (dollars in thousands):

                                                     RANGE OF      AVERAGE                    ESTIMATED
                                       CARRYING    CONTRACTUAL    REPRICING      DISCOUNT        FAIR
                                        VALUE         YIELDS      (IN YEARS)       RATE         VALUE
                                      ----------   ------------   ----------   ------------   ----------
1998:
  Cash and cash equivalents.........  $  435,416             --        --                --   $  435,416
  Securities........................   2,488,551             --        --                --    2,488,528
  Loans:
     Commercial.....................   1,941,356   4.50 - 13.69%      .60      6.89 - 10.03%   1,944,298
     Commercial real estate.........     744,053   6.08 - 12.93      1.37      8.05 -  9.75      740,034
     Residential mortgage...........     482,097   3.81 - 14.25      3.24      6.62 -  6.95      492,644
     Residential mortgage--held
       for sale.....................      98,616             --        --                --       98,616
     Consumer.......................     285,819   6.40 - 17.90      1.48      7.02 - 12.75      288,423
                                      ----------   ------------      ----      ------------   ----------
          Total loans...............   3,551,941             --        --                --    3,564,015
Reserve for loan losses.............     (64,931)            --        --                --           --
                                      ----------   ------------      ----      ------------   ----------
Net loans...........................   3,487,010             --        --                --    3,564,015
Deposits with no stated maturity....   2,694,184             --        --                --    2,694,184
Time deposits.......................   1,685,046   2.03 - 10.00       .62      3.62 -  5.12    1,686,286
Other borrowings....................   1,699,880   4.76 -  6.95       .24      4.50 -  7.75    1,703,895
Subordinated debt...................     146,921           7.13      6.27      5.42 -  5.48      158,869
                                      ==========   ============      ====      ============   ==========
1997:
  Cash and cash equivalents.........  $  389,326             --        --                --   $  389,326
  Securities........................   1,967,521             --        --                --    1,968,535
  Loans:
     Commercial.....................   1,499,400   4.28 - 15.97%      0.4      7.52 - 10.28%   1,489,902
     Commercial real estate.........     477,801   5.78 - 12.93       1.1      9.15 - 10.00      472,610
     Residential mortgage...........     419,139   3.81 - 14.87       1.6      7.15 -  7.73      425,185
     Residential mortgage--held
       for sale.....................      78,669             --        --                --       78,669
     Consumer.......................     290,084   5.00 - 17.90       1.2      7.75 - 13.50      289,681
                                      ----------   ------------      ----      ------------   ----------
          Total loans...............   2,765,093                                               2,756,047
Reserve for loan losses.............     (53,101)                                                     --
                                      ----------   ------------      ----      ------------   ----------
Net loans...........................   2,711,992             --        --                --    2,756,047
Deposits with no stated maturity....   2,112,217             --        --                --    2,112,217
Time deposits.......................   1,615,862   2.71 -  9.81       0.4      4.65 -  5.98    1,606,668
Other borrowings....................   1,025,902   4.66 -  6.87       0.5      5.25 -  8.50    1,029,773
Subordinated debt...................     148,356           7.13       6.1              6.49      154,101
                                      ==========   ============      ====      ============   ==========

     The preceding table presents the estimated fair values of financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involved significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend

                           BOK FINANCIAL CORPORATION
to sell these financial instruments, BOK Financial does not know whether the fair values shown above represent values at which the respective financial instruments could be sold individually or in the aggregate.

     The following methods and assumptions were used in estimating the fair value of these financial instruments:

     CASH AND CASH EQUIVALENTS

     The book value reported in the consolidated balance sheet for cash and short-term instruments approximates those assets' fair values.

     SECURITIES

     The fair values of securities are based on quoted market prices or dealer quotes, when available. If quotes are not available, fair values are based on quoted prices of comparable instruments.

     LOANS

     The fair value of loans, excluding loans held for sale, are based on discounted cash flow analyses using interest rates currently being offered for loans with similar remaining terms to maturity and credit risk, adjusted for the impact of interest rate floors and ceilings. The fair values of classified loans were estimated to approximate their carrying values less loan loss reserves allocated to these loans of $9.6 million and $10.6 million at December 31, 1998 and 1997, respectively.

     The fair values of residential mortgage loans held for sale are based upon quoted market prices of such loans sold in securitization transactions, including related unfunded loan commitments and hedging transactions.

     DEPOSITS

     The fair values of time deposits are based on discounted cash flow analyses using interest rates currently being offered on similar transactions. FAS 107 defines the estimated fair value of deposits with no stated maturity, which includes demand deposits, transaction deposits, money market deposits and savings accounts, to equal the amount payable on demand. Although market premiums paid reflect an additional value for these low cost deposits, FAS 107 prohibits adjusting fair value for the expected benefit of these deposits. Accordingly, the positive effect of such deposits is not included in this table.

     OTHER BORROWINGS AND SUBORDINATED DEBENTURE

     The fair values of these instruments are based upon discounted cash flow analyses using interest rates currently being offered on similar instruments.

     OFF-BALANCE-SHEET INSTRUMENTS

     The fair values of commercial loan commitments and letters of credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements. The fair values of these off-balance-sheet instruments were not significant at December 31, 1998 and 1997. Residential mortgage loan commitments are included in determining the fair value of the mortgage loans held for sale. The fair values of interest rate swaps are based on pricing models using current assumptions to arrive at replacement cost. The estimated fair value of interest rate swaps were $10.2 million and $6.6 million at December 31, 1998 and 1997, respectively.

                           BOK FINANCIAL CORPORATION

19. PARENT COMPANY ONLY FINANCIAL STATEMENTS

     Summarized financial information for BOK Financial--Parent Company Only follows:

                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1998        1997
                           ASSETS                             --------    --------
Cash and cash equivalents...................................  $    762    $    627
Securities--available for sale..............................    24,904      30,682
Investment in subsidiaries..................................   572,337     437,553
Other assets................................................     1,907       1,747
                                                              --------    --------
          Total assets......................................  $599,910    $470,609
                                                              ========    ========
            LIABILITIES AND SHAREHOLDERS' EQUITY
Other borrowings............................................  $ 92,132    $ 32,887
Other liabilities...........................................     2,664       2,245
                                                              --------    --------
          Total liabilities.................................    94,796      35,132
                                                              --------    --------
Preferred stock.............................................        25          23
Common stock................................................         3           3
Capital surplus.............................................   233,022     208,325
Retained earnings...........................................   261,822     218,629
Treasury stock..............................................      (565)     (2,190)
Accumulated other comprehensive income......................    10,807      10,691
Notes receivable............................................        --          (4)
                                                              --------    --------
          Total shareholders' equity........................   505,114     435,477
                                                              --------    --------
               Total liabilities and shareholders' equity...  $599,910    $470,609
                                                              ========    ========

                           BOK FINANCIAL CORPORATION

                             STATEMENTS OF EARNINGS
                                 (IN THOUSANDS)

                                                               1998      1997      1996
                                                              -------   -------   -------
Dividends, interest and fees received from subsidiaries.....  $28,518   $70,803   $31,202
Other operating revenue.....................................    1,717     2,612       532
                                                              -------   -------   -------
          Total revenue.....................................   30,235    73,415    31,734
                                                              -------   -------   -------
Interest expense............................................    2,469     3,566       819
Personnel expense...........................................      579       293         7
Professional fees and services..............................      670       172       177
Contribution of stock to BOk Charitable Foundation..........    2,257     3,638        --
Other operating expense.....................................      116       106       236
                                                              -------   -------   -------
          Total expense.....................................    6,091     7,775     1,239
                                                              -------   -------   -------
Income before taxes and equity in undistributed income of
  subsidiaries..............................................   24,144    65,640    30,495
Federal and state income tax expense (credit)...............   (3,093)   (3,657)   (4,116)
                                                              -------   -------   -------
Income before equity in undistributed income of
  subsidiaries..............................................   27,237    69,297    34,611
Equity in undistributed income (loss) of subsidiaries.......   47,479    (4,672)   19,516
                                                              -------   -------   -------
          Net income........................................  $74,716   $64,625   $54,127
                                                              =======   =======   =======

                           BOK FINANCIAL CORPORATION

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                1998       1997        1996
                                                              --------   ---------   --------
Cash flows from operating activities:
  Net income................................................  $ 74,716   $  64,625   $ 54,127
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Equity in undistributed income (loss) of
       subsidiaries.........................................   (47,479)      4,672    (19,516)
     Gain on sale of available-for-sale securities..........        --      (1,226)        --
     Contribution of stock to BOk Charitable Foundation.....     2,257       3,638         --
     Change in other assets.................................      (160)       (156)       170
     Change in other liabilities............................     2,593      (3,610)    (3,552)
                                                              --------   ---------   --------
          Net cash provided by operating activities.........    31,927      67,943     31,229
                                                              --------   ---------   --------
Cash flows from investing activities:
  Proceeds from sales of available-for-sale securities......        --      12,157         --
  Purchases of available-for-sale securities................        --     (10,000)   (22,826)
  Investment in subsidiaries................................   (85,842)   (104,488)    (6,029)
                                                              --------   ---------   --------
          Net cash used in investing activities.............   (85,842)   (102,331)   (28,855)
                                                              --------   ---------   --------
Cash flows from financing activities:
  Increase (decrease) in short-term borrowings..............    59,245      32,887     (2,500)
  Issuance of preferred, common and treasury stock, net.....     3,940       1,584        311
  Purchase treasury stock...................................    (9,138)         --         --
  Stock dividends on preferred stock........................        (1)         --         (3)
  Payments on notes receivable..............................         4          83         67
                                                              --------   ---------   --------
          Net cash provided (used) by financing
            activities......................................    54,050      34,554     (2,125)
                                                              --------   ---------   --------
Net increase (decrease) in cash and cash equivalents........       135         166        249
Cash and cash equivalents at beginning of period............       627         461        212
                                                              --------   ---------   --------
Cash and cash equivalents at end of period..................  $    762   $     627   $    461
                                                              --------   ---------   --------
Payment of dividends in common stock........................  $ 31,500   $  28,948   $ 17,956
                                                              --------   ---------   --------
Cash paid for interest......................................  $  2,364   $   3,395   $    827
                                                              ========   =========   ========

                           BOK FINANCIAL CORPORATION

                      ANNUAL FINANCIAL SUMMARY--UNAUDITED
                      CONSOLIDATED DAILY AVERAGE BALANCES,
                            AVERAGE YIELDS AND RATES

                                                    1998                       1997
                                      --------------------------------      ----------
                                       AVERAGE      REVENUE/    YIELD/       AVERAGE
                                       BALANCE     EXPENSE(1)    RATE        BALANCE
                                      ----------   ----------   ------      ----------
                                        (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
ASSETS
Taxable securities..................  $1,767,795    $108,727     6.15%      $1,560,535
Tax-exempt securities...............     324,743      24,801     7.64          344,112
                                      ----------    --------     ----       ----------
        Total securities............   2,092,538     133,528     6.38        1,904,647
                                      ----------    --------     ----       ----------
Trading securities..................      20,038       1,046     5.22            4,785
Funds sold and resell agreements....      31,550       1,837     5.82           52,911
Loans(2)(3).........................   2,978,438     259,469     8.60        2,598,718
  Less reserve for loan losses......      58,563          --       --           50,091
                                      ----------    --------     ----       ----------
Loans, net of reserve...............   2,919,875     259,469     8.77(3)     2,548,627
                                      ----------    --------     ----       ----------
        Total earning assets........   5,064,001     395,880     7.75(3)     4,510,970
                                      ----------    --------     ----       ----------
Cash and other assets...............     648,790                               579,575
                                      ----------    --------     ----       ----------
        Total assets................  $5,712,791                            $5,090,545
                                      ==========    ========     ====       ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Transaction deposits................  $1,188,779    $ 36,425     3.06%      $1,048,060
Savings deposits....................     112,431       2,373     2.11          106,811
Time deposits.......................   1,675,222      91,223     5.45        1,564,236
                                      ----------    --------     ----       ----------
        Total interest-bearing
          deposits..................   2,976,432     130,021     4.37        2,719,107
                                      ----------    --------     ----       ----------
Other borrowings....................   1,146,165      64,621     5.64        1,088,470
Subordinated debenture..............     148,404       9,693     6.53           64,374
                                      ----------    --------     ----       ----------
        Total interest-bearing
          liabilities...............   4,271,001     204,335     4.78        3,871,951
                                      ----------    --------     ----       ----------
Demand deposits.....................     902,369                               752,768
Other liabilities...................      72,121                                72,122
Shareholders' equity................     467,300                               393,704
                                      ----------    --------     ----       ----------
        Total liabilities and
          shareholders' equity......  $5,712,791                            $5,090,545
                                      ==========    ========     ====       ==========
Taxable-equivalent Net Interest
  Revenue...........................                $191,545     2.97%(3)
Taxable-equivalent Net Interest
  Revenue to Earning Assets.........                             3.72(3)
Less taxable-equivalent
  adjustment(1).....................                   9,293
                                      ----------    --------     ----       ----------
Net Interest Revenue................                 182,252
Provision for loan losses...........                  14,451
Other operating revenue.............                 172,819
Other operating expense.............                 228,655
                                      ----------    --------     ----       ----------
Income before taxes.................                 111,965
Federal and state income tax........                  37,249
                                      ----------    --------     ----       ----------
        Net Income..................                $ 74,716
                                      ==========    ========     ====       ==========
Earnings Per Average Common Share
  Equivalent:
  Net Income
    Basic...........................                $   1.62
                                      ----------    --------     ----       ----------
    Diluted.........................                    1.44
                                      ----------    --------     ----       ----------

                                             1997                         1996
                                      -------------------   --------------------------------
                                       REVENUE/    YIELD/    AVERAGE      REVENUE/    YIELD/
                                      EXPENSE(1)    RATE     BALANCE     EXPENSE(1)    RATE
                                      ----------   ------   ----------   ----------   ------
                                           (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
ASSETS
Taxable securities..................   $ 97,416     6.24%   $1,285,333    $ 77,588     6.04%
Tax-exempt securities...............     26,137     7.60       305,000      22,801     7.48
                                       --------     ----    ----------    --------     ----
        Total securities............    123,553     6.49     1,590,333     100,389     6.31
                                       --------     ----    ----------    --------     ----
Trading securities..................        287     6.00         5,096         340     6.67
Funds sold and resell agreements....      2,992     5.65        29,134       1,630     5.59
Loans(2)(3).........................    227,283     8.75     2,252,216     196,538     8.73
  Less reserve for loan losses......         --       --        42,074          --       --
                                       --------     ----    ----------    --------     ----
Loans, net of reserve...............    227,283     8.92     2,210,142     196,538     8.89
                                       --------     ----    ----------    --------     ----
        Total earning assets........    354,115     7.85     3,834,705     298,897     7.79
                                       --------     ----    ----------    --------     ----
Cash and other assets...............                           467,722
                                       --------     ----    ----------    --------     ----
        Total assets................                        $4,302,427
                                       ========     ====    ==========    ========     ====
LIABILITIES AND SHAREHOLDERS' EQUITY
Transaction deposits................   $ 33,091     3.16%   $  848,365    $ 28,336     3.34%
Savings deposits....................      2,367     2.22       101,273       2,464     2.43
Time deposits.......................     86,584     5.54     1,555,073      87,266     5.61
                                       --------     ----    ----------    --------     ----
        Total interest-bearing
          deposits..................    122,042     4.49     2,504,711     118,066     4.71
                                       --------     ----    ----------    --------     ----
Other borrowings....................     62,740     5.76       794,715      45,027     5.67
Subordinated debenture..............      4,166     6.47            --          --       --
                                       --------     ----    ----------    --------     ----
        Total interest-bearing
          liabilities...............    188,948     4.88     3,299,426     163,093     4.94
                                       --------     ----    ----------    --------     ----
Demand deposits.....................                           621,069
Other liabilities...................                            59,678
Shareholders' equity................                           322,254
                                       --------     ----    ----------    --------     ----
        Total liabilities and
          shareholders' equity......                        $4,302,427
                                       ========     ====    ==========    ========     ====
Taxable-equivalent Net Interest
  Revenue...........................   $165,167     2.97%                 $135,804     2.85%
Taxable-equivalent Net Interest
  Revenue to Earning Assets.........                3.66                               3.54
Less taxable-equivalent
  adjustment(1).....................      9,567                              8,365
                                       --------     ----    ----------    --------     ----
Net Interest Revenue................    155,600                            127,439
Provision for loan losses...........      9,026                              4,267
Other operating revenue.............    129,699                            105,312
Other operating expense.............    195,166                            159,028
                                       --------     ----    ----------    --------     ----
Income before taxes.................     81,107                             69,456
Federal and state income tax........     16,482                             15,329
                                       --------     ----    ----------    --------     ----
        Net Income..................   $ 64,625                           $ 54,127
                                       ========     ====    ==========    ========     ====
Earnings Per Average Common Share
  Equivalent:
  Net Income
    Basic...........................   $   1.40                           $   1.17
                                       --------     ----    ----------    --------     ----
    Diluted.........................       1.25                               1.06
                                       --------     ----    ----------    --------     ----

------------------

(1) Tax equivalent at the statutory federal and state rates of 38.9% for the periods presented. The taxable-equivalent adjustments shown are for comparative purposes.
(2) The loan averages included loans on which the accrual of interest has been discontinued and are stated net of unearned income. See Note 1 of Notes to the Consolidated Financial Statements for a description of income recognition policy.
(3) Excludes $3,262 of nonrecurring foregone interest in the 2nd and 3rd quarters of 1998.

                           BOK FINANCIAL CORPORATION

                     QUARTERLY FINANCIAL SUMMARY--UNAUDITED
                      CONSOLIDATED DAILY AVERAGE BALANCES,
                            AVERAGE YIELDS AND RATES

                                                                            THREE MONTHS ENDED
                                                    -------------------------------------------------------------------
                                                           DECEMBER 31, 1998                  SEPTEMBER 30, 1998
                                                    --------------------------------   --------------------------------
                                                     AVERAGE      REVENUE/    YIELD/    AVERAGE      REVENUE/    YIELD/
                                                     BALANCE     EXPENSE(1)    RATE     BALANCE     EXPENSE(1)    RATE
                                                    ----------   ----------   ------   ----------   ----------   ------
                                                               (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                      ASSETS
Taxable securities................................  $1,902,736    $29,073      6.06%   $1,751,428    $ 27,300     6.18%
Tax-exempt securities(1)..........................     323,147      6,167      7.57       325,413       6,212     7.57
                                                    ----------    -------      ----    ----------    --------     ----
       Total securities...........................   2,225,883     35,240      6.28     2,076,841      33,512     6.40
                                                    ----------    -------      ----    ----------    --------     ----
Trading securities................................      19,415        232      4.74        27,389         389     5.63
Funds sold........................................      16,539        242      5.81        25,287         333     5.22
Loans(2)(3).......................................   3,270,560     69,158      8.39     2,978,087      66,503     8.62
 Less reserve for loan losses.....................      63,727                             59,821
                                                    ----------    -------      ----    ----------    --------     ----
Loans, net of reserve.............................   3,206,833     69,158      8.56     2,918,266      66,503     8.80(3)
                                                    ----------    -------      ----    ----------    --------     ----
       Total earning assets.......................   5,468,670    104,872      7.61     5,047,783     100,737     7.78(3)
                                                    ----------    -------      ----    ----------    --------     ----
Cash and other assets.............................     672,352                            647,741
                                                    ----------    -------      ----    ----------    --------     ----
       Total assets...............................  $6,141,022                         $5,695,524
                                                    ==========    =======      ====    ==========    ========     ====

LIABILITIES AND SHAREHOLDERS' EQUITY

Transaction deposits..............................  $1,236,386    $ 8,967      2.88%   $1,187,685    $  9,273     3.10%
Savings deposits..................................     119,970        607      2.01       108,911         547     1.99
Other time deposits...............................   1,601,350     21,264      5.27     1,643,596      22,455     5.42
                                                    ----------    -------      ----    ----------    --------     ----
       Total interest-bearing deposits............   2,957,706     30,838      4.14     2,940,192      32,275     4.36
                                                    ----------    -------      ----    ----------    --------     ----
Other borrowings..................................   1,502,825     20,427      5.39     1,152,503      16,830     5.79
Subordinated debenture............................     147,418      2,333      6.28       148,392       2,529     6.76
                                                    ----------    -------      ----    ----------    --------     ----
       Total interest-bearing liabilities.........   4,607,949     53,598      4.61     4,241,087      51,634     4.83
                                                    ----------    -------      ----    ----------    --------     ----
Demand deposits...................................     950,560                            904,128
Other liabilities.................................      85,721                             78,383
Shareholders' equity..............................     496,792                            471,926
                                                    ----------    -------      ----    ----------    --------     ----
       Total liabilities and shareholders'
        equity....................................  $6,141,022                         $5,695,524
                                                    ==========    =======      ====    ==========    ========     ====
Taxable-equivalent Net Interest Revenue(1)........                $51,274      2.99%                 $ 49,103     2.95%(3)
Taxable-equivalent Net Interest Revenue(1) to
 Earning Assets...................................                             3.72                               3.72(3)
Less taxable-equivalent adjustment(1).............                  2,299                               2,326
                                                    ----------    -------      ----    ----------    --------     ----
Net Interest Revenue..............................                 48,975                              46,777
Provision for loan losses.........................                  4,027                               4,001
Other operating revenue...........................                 44,817                              42,860
Other operating expense...........................                 60,821                              56,837
                                                    ----------    -------      ----    ----------    --------     ----
Income before taxes...............................                 28,944                              28,799
Federal and state income tax (benefit)............                  9,729                              10,049
                                                    ----------    -------      ----    ----------    --------     ----
 Net Income.......................................                $19,215                            $ 18,750
                                                    ==========    =======      ====    ==========    ========     ====
Earnings Per Average Common Share Equivalent:
 Net Income
   Basic..........................................                $   .42                            $    .41
                                                    ----------    -------      ----    ----------    --------     ----
   Diluted........................................                    .37                                 .36
                                                    ==========    =======      ====    ==========    ========     ====

                                                                             THREE MONTHS ENDED
                                                    --------------------------------------------------------------------
                                                             JUNE 30, 1998                       MARCH 31, 1998
                                                    --------------------------------    --------------------------------
                                                     AVERAGE      REVENUE/    YIELD/     AVERAGE      REVENUE/    YIELD/
                                                     BALANCE     EXPENSE(1)    RATE      BALANCE     EXPENSE(1)    RATE
                                                    ----------   ----------   ------    ----------   ----------   ------
                                                                (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                      ASSETS
Taxable securities................................  $1,642,799    $25,119      6.13%    $1,772,971    $27,235      6.23%
Tax-exempt securities(1)..........................     321,703      6,173      7.70        328,735      6,248      7.71
                                                    ----------    -------      ----     ----------    -------      ----
       Total securities...........................   1,964,502     31,292      6.39      2,101,706     33,483      6.46
                                                    ----------    -------      ----     ----------    -------      ----
Trading securities................................      21,408        262      4.91         11,774        163      5.61
Funds sold........................................      37,728        571      6.07         47,050        691      5.96
Loans(2)(3).......................................   2,838,037     63,072      8.71      2,822,147     60,737      8.73
 Less reserve for loan losses.....................      56,423                              54,164
                                                    ----------    -------      ----     ----------    -------      ----
Loans, net of reserve.............................   2,781,614     63,072      8.88(3)   2,767,983     60,737      8.90
                                                    ----------    -------      ----     ----------    -------      ----
       Total earning assets.......................   4,805,252     95,197      7.82(3)   4,928,513     95,074      7.82
                                                    ----------    -------      ----     ----------    -------      ----
Cash and other assets.............................     643,626                             625,863
                                                    ----------    -------      ----     ----------    -------      ----
       Total assets...............................  $5,448,878                          $5,554,376
                                                    ==========    =======      ====     ==========    =======      ====
LIABILITIES AND SHAREHOLDERS' EQUITY
Transaction deposits..............................  $1,184,835    $ 9,268      3.14%    $1,145,221    $ 8,917      3.16%
Savings deposits..................................     111,207        617      2.23        109,560        602      2.23
Other time deposits...............................   1,717,993     23,640      5.52      1,739,816     23,864      5.56
                                                    ----------    -------      ----     ----------    -------      ----
       Total interest-bearing deposits............   3,014,035     33,525      4.46      2,994,597     33,383      4.52
                                                    ----------    -------      ----     ----------    -------      ----
Other borrowings..................................     873,616     12,406      5.70      1,051,724     14,958      5.77
Subordinated debenture............................     148,410      2,464      6.66        148,374      2,367      6.47
                                                    ----------    -------      ----     ----------    -------      ----
       Total interest-bearing liabilities.........   4,036,061     48,395      4.81      4,194,695     50,708      4.90
                                                    ----------    -------      ----     ----------    -------      ----
Demand deposits...................................     895,415                             858,340
Other liabilities.................................      61,814                              57,095
Shareholders' equity..............................     455,588                             444,246
                                                    ----------    -------      ----     ----------    -------      ----
       Total liabilities and shareholders'
        equity....................................  $5,448,878                          $5,554,376
                                                    ==========    =======      ====     ==========    =======      ====
Taxable-equivalent Net Interest Revenue(1)........                $46,802      3.01%(3)               $44,366      2.92%
Taxable-equivalent Net Interest Revenue(1) to
 Earning Assets...................................                             3.78(3)                             3.65
Less taxable-equivalent adjustment(1).............                  2,338                               2,330
                                                    ----------    -------      ----     ----------    -------      ----
Net Interest Revenue..............................                 44,464                              42,036
Provision for loan losses.........................                  3,953                               2,470
Other operating revenue...........................                 44,355                              40,787
Other operating expense...........................                 53,804                              57,193
                                                    ----------    -------      ----     ----------    -------      ----
Income before taxes...............................                 31,062                              23,160
Federal and state income tax (benefit)............                 10,624                               6,847
                                                    ----------    -------      ----     ----------    -------      ----
 Net Income.......................................                $20,438                             $16,313
                                                    ==========    =======      ====     ==========    =======      ====
Earnings Per Average Common Share Equivalent:
 Net Income
   Basic..........................................                $   .44                             $   .35
                                                    ----------    -------      ----     ----------    -------      ----
   Diluted........................................                    .39                                 .31
                                                    ==========    =======      ====     ==========    =======      ====

                                                           THREE MONTHS ENDED
                                                    --------------------------------
                                                           DECEMBER 31, 1997
                                                    --------------------------------
                                                     AVERAGE      REVENUE/    YIELD/
                                                     BALANCE     EXPENSE(1)    RATE
                                                    ----------   ----------   ------
                                              (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                      ASSETS
Taxable securities................................  $1,562,445    $24,408      6.20%
Tax-exempt securities(1)..........................     331,793      6,666      7.97
                                                    ----------    -------      ----
       Total securities...........................   1,894,238     31,074      6.51
                                                    ----------    -------      ----
Trading securities................................       6,203         93      5.95
Funds sold........................................      53,964        724      5.32
Loans(2)(3).......................................   2,764,436     60,924      8.74
 Less reserve for loan losses.....................      53,180
                                                    ----------    -------      ----
Loans, net of reserve.............................   2,711,256     60,924      8.92
                                                    ----------    -------      ----
       Total earning assets.......................   4,665,661     92,815      7.89
                                                    ----------    -------      ----
Cash and other assets.............................     618,039
                                                    ----------    -------      ----
       Total assets...............................  $5,283,700
                                                    ==========    =======      ====
LIABILITIES AND SHAREHOLDERS' EQUITY
Transaction deposits..............................  $1,102,144    $ 8,466      3.05%
Savings deposits..................................     106,207        596      2.23
Other time deposits...............................   1,582,538     22,037      5.52
                                                    ----------    -------      ----
       Total interest-bearing deposits............   2,790,889     31,099      4.42
                                                    ----------    -------      ----
Other borrowings..................................   1,050,545     15,169      5.73
Subordinated debenture............................     148,334      2,439      6.52
                                                    ----------    -------      ----
       Total interest-bearing liabilities.........   3,989,768     48,707      4.84
                                                    ----------    -------      ----
Demand deposits...................................     783,508
Other liabilities.................................      80,763
Shareholders' equity..............................     429,661
                                                    ----------    -------      ----
       Total liabilities and shareholders'
        equity....................................  $5,283,700
                                                    ==========    =======      ====
Taxable-equivalent Net Interest Revenue(1)........                $44,108      3.05%
Taxable-equivalent Net Interest Revenue(1) to
 Earning Assets...................................                             3.75
Less taxable-equivalent adjustment(1).............                  2,396
                                                    ----------    -------      ----
Net Interest Revenue..............................                 41,712
Provision for loan losses.........................                  3,500
Other operating revenue...........................                 33,521
Other operating expense...........................                 61,277
                                                    ----------    -------      ----
Income before taxes...............................                 10,456
Federal and state income tax (benefit)............                 (6,362)
                                                    ----------    -------      ----
 Net Income.......................................                $16,818
                                                    ==========    =======      ====
Earnings Per Average Common Share Equivalent:
 Net Income
   Basic..........................................                $   .36
                                                    ----------    -------      ----
   Diluted........................................                    .32
                                                    ==========    =======      ====

------------------

(1) Taxable-equivalent at the statutory federal and state rates of 38.9% for the periods presented. The taxable-equivalent adjustments shown are for comparative purposes.
(2) The loan averages included loans on which the accrual of interest has been discounted and are stated net of unearned income. See Note 1 of Notes to the Consolidated Financial Statements for a description of income recognition policy.
(3) Excludes $1,794 of nonrecurring foregone interest in the third quarter 1998 and $1,468 in the second quarter 1998.

                               [ALTERNATIVE COVER
                                    PAGE FOR
                                 INTERNATIONAL
                                  PROSPECTUS]


THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND THE SELLING SHAREHOLDER IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE SUCH OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS Issued August   , 1999 (Subject to Completion)



                                     Shares
                                      LOGO

                                  COMMON STOCK
                            ------------------------

 OF THE      SHARES OF COMMON STOCK OF BOK FINANCIAL CORPORATION THAT ARE BEING
  OFFERED FOR SALE, BOK FINANCIAL CORPORATION IS OFFERING      SHARES AND THE
 SHAREHOLDERS LISTED IN THIS PROSPECTUS ARE OFFERING      SHARES. MR. GEORGE B.
      KAISER, BOK FINANCIAL CORPORATION'S PRINCIPAL STOCKHOLDER, CURRENTLY
BENEFICIALLY OWNS 74.1% OF OUR COMMON STOCK AND WILL OWN   % AFTER THE OFFERING.
                            ------------------------

   OUR COMMON STOCK IS LISTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "BOKF". ON AUGUST 5, 1999, THE LAST REPORTED SALE PRICE OF OUR COMMON STOCK
                             WAS $23.375 PER SHARE.
                            ------------------------

        INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS"
              BEGINNING ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS.
                            ------------------------

                              PRICE $      A SHARE
                            ------------------------

                                                    UNDERWRITING                    PROCEEDS
                                        PRICE TO    DISCOUNTS AND   PROCEEDS TO    TO SELLING
                                         PUBLIC      COMMISSIONS   BOK FINANCIAL  SHAREHOLDERS
                                        --------    -------------  -------------  ------------
Per Share............................       $            $              $              $
Total................................  $            $              $              $

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

BOK Financial Corporation has granted the underwriters the right to purchase up
to an additional      shares to cover over-allotments. Morgan Stanley & Co.
Incorporated expects to deliver the shares to purchasers on             , 1999.
                            ------------------------

MORGAN STANLEY DEAN WITTER
         KEEFE BRUYETTE & WOODS, INC.
                   SALOMON SMITH BARNEY INTERNATIONAL
                               STEPHENS INC.

August   , 1999

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following are the estimated expenses to be incurred by BOK Financial Corporation in connection with the Offer described in this Registration
Statement:


SEC registration fee....................     $
NASD fee................................
NASDAQ Listing fee......................
Printing and engraving expense..........
Fees and expenses of transfer agent.....
Accounting fees and expenses............
Legal fees and expenses.................
Miscellaneous...........................
                                             --------
          Total ........................     $
                                             ========

    BOK Financial Corporation will bear all costs relating to the registration of the shares as related to the selling shareholders. The selling shareholders shall pay all legal fees and underwriting discounts related to subsequent offerings.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Oklahoma Business Corporation Act and Article VI of the Bylaws of BOK Financial Corporation provide BOK Financial Corporation with broad powers and authority to indemnify its directors and officers and to purchase and maintain insurance for such purposes. Pursuant to such statutory and Bylaw provisions, BOK Financial Corporation has purchased insurance against certain costs of indemnification of its officers and directors.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits.

EXHIBIT NUMBER                   DESCRIPTION OF EXHIBITS
--------------                   -----------------------

    3           --  The Certificate of Incorporation of BOK Financial
                    Corporation, incorporated by reference to (i) Amended and
                    Restated Certificate of Incorporation of BOK Financial
                    Corporation filed with the Oklahoma Secretary of State on
                    May 28, 1991, filed as Exhibit 3.0 to S-1 Registration
                    Statement No. 33-90450, and (ii) Amendment attached as
                    Exhibit A to Information Statement and prospectus supplement filed November 20, 1991.

    3.1         --  Bylaws of BOK Financial Corporation, incorporated by
                    reference to Exhibit 3.1 of S-1 Registration Statement No.
                    33-90450.

    4           --  The rights of the holders of the Common Stock and Preferred
                    Stock of BOK Financial Corporation are set forth in its
                    Certificate of Incorporation.

    5*          --  Opinion of Frederic Dorwart, Lawyers

    23*         --  Consent of Independent Auditors--Ernst & Young LLP.

    24          --  Power of Attorney (contained on page II-7)

    27          --  Financial Data Schedule for ended December 31, 1998,
                    incorporated by reference to Exhibit 27.0 of Form 10-K for the fiscal year ended December 31, 1998.

    27.1        --  Restated Financial Data Schedule, incorporated by
                    reference to Exhibit 27.1 of Form 10-Q for the fiscal quarter ended March 31, 1999.

    99           -- Additional Exhibits.

    99.1         -- Undertakings incorporated by reference into S-8
                    Registration Statement No. 33-44121 for Bank of Oklahoma
                    Master Thrift Plan and Trust, incorporated by reference to
                    Exhibit 99.1 of Form 10-K for the fiscal year ended
                    December 31, 1993.

    99.2         -- Undertakings incorporated by reference into S-8
                    Registration Statement No. 33-44122 for BOK Financial
                    Corporation 1991 Special Stock Option Plan, incorporated by reference to Exhibit 99.2 of Form 10-K for the fiscal year ended December 31, 1993.

    99.3         -- Undertakings incorporated by reference into S-8
                    Registration Statement No. 33-55312 for BOK Financial
                    Corporation 1992 Stock Option Plan, incorporated by reference to Exhibit 99.3 of Form 10-K for the fiscal year ended December 31, 1993.

    99.4         -- Undertakings incorporated by reference into S-8
                    Registration Statement No. 33-70102 for BOK Financial
                    Corporation 1993 Stock Option Plan, incorporated by reference to Exhibit 99.4 of Form 10-K for the fiscal year ended December 31, 1993.

    99.5         -- Undertakings incorporated by reference into S-8
                    Registration Statement No. 33-79834 for BOK Financial
                    Corporation 1994 Stock Option Plan, incorporated by reference to Exhibit 99.5 of Form 10-K for the fiscal year ended December 31, 1994.

    99.6         -- Undertakings incorporated by reference into S-8
                    Registration Statement No. 33-79836 for BOK Financial
                    Corporation Directors' Stock Compensation Plan, incorporated by reference to Exhibit 99.6 of Form 10-K for the fiscal year ended December 31, 1994.

    99.7         -- Undertakings incorporated by reference into S-8
                    Registration Statement No. 33-32642 for BOK Financial
                    Corporation 1997 Stock Option Plan, Incorporated by reference to Exhibit 99.7 of Form 10-K for the fiscal year ended December 31, 1997.

----------
    *  Filed herewith.

    (b) Financial Statement Schedules.

    All schedules either are not applicable or the information required thereby is included in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

    (1) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or
          Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, State of Oklahoma, on March 15, 1999.

BOK FINANCIAL CORPORATION

By: /s/ STANLEY A. LYBARGER
    --------------------------------------------
                 Stanley A. Lybarger
       President and Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


               SIGNATURE                              Title               Date
               ---------                              -----               ----
 /s/ GEORGE B. KAISER                     Chairman of the Board of BOK    3/15/99
-------------------------------             Financial Corporation
George B. Kaiser

/s/ STANLEY A. LYBARGER                   President, Chief Executive      3/15/99
-------------------------------             Officer,-and Director of
Stanley A. Lybarger                         BOK Financial Corporation

/s/ JAMES A. WHITE                        Executive Vice President and    3/15/99
-------------------------------             Chief-Financial Officer of
James A. White                              BOK Financial Corporation

/s/ JOHN C. MORROW                        Senior Vice President and       3/15/99
-------------------------------             Director-of Financial
John C. Morrow                              Accounting and Reporting
                                            of BOK Financial
                                            Corporation

/s/ STEVEN E. NELL                        Senior Vice President and       3/15/99
-------------------------------             Corporate Controller of
Steven E. Nell                              BOK Financial Corporation

/s/ W. WAYNE ALLEN                        Director of BOK Financial       3/15/99
-------------------------------             Corporation
W. Wayne Allen

/s/ JAMES E. BARNES                       Director of BOK Financial       3/15/99
-------------------------------             Corporation
James E. Barnes


/s/ SHARON J. BELL                        Director of BOK Financial       3/15/99
-------------------------------             Corporation
Sharon J. Bell

                                          Director of BOK Financial
-------------------------------             Corporation
C. Fred Ball, Jr.

                                          Director of BOK Financial
-------------------------------             Corporation
Luke R. Corbett

/s/ ROBERT H. DONALDSON                   Director of BOK Financial       3/15/99
-------------------------------             Corporation
Robert H. Donaldson

/s/ WILLIAM E. DURRETT                    Director of BOK Financial       3/15/99
-------------------------------             Corporation
William E. Durrett

/s/ JAMES O. GOODWIN                      Director of BOK Financial       3/15/99
-------------------------------             Corporation
James O. Goodwin

/s/ V. BURNS HARGIS                       Vice Chairman and Director      3/15/99
-------------------------------             of-BOK-Financial
V. Burns Hargis                             Corporation

/s/ HOWARD E. JANZEN                      Director of BOK Financial       3/15/99
-------------------------------             Corporation
Howard E. Janzen

/s/ E. CAREY JOULLIAN, IV                 Director of BOK Financial       3/15/99
-------------------------------             Corporation
E. Carey Joullian, IV

/s/ ROBERT J. LAFORTUNE                   Director of BOK Financial       3/15/99
-------------------------------             Corporation
Robert J. LaFortune

/s/ PHILIP C. LAUINGER, JR.               Director of BOK Financial       3/15/99
-------------------------------             Corporation
Philip C. Lauinger, Jr.

/s/ FRANK A. MCPHERSON                    Director of BOK Financial       3/15/99
-------------------------------             Corporation
Frank A. McPherson

/s/ STEVEN E. MOORE                       Director of BOK Financial       3/15/99
-------------------------------             Corporation
Steven E. Moore

/s/ J. LARRY NICHOLS                      Director of BOK Financial       3/15/99
-------------------------------             Corporation
J. Larry Nichols

                                          Director of BOK Financial
-------------------------------             Corporation
Ronald J. Norick

/s/ ROBERT L. PARKER, SR.                 Director of BOK Financial       3/15/99
-------------------------------             Corporation
Robert L. Parker, Sr.

/s/ JAMES W. PIELSTICKER                  Director of BOK Financial       3/15/99
-------------------------------             Corporation
James W. Pielsticker

/s/ E. C. RICHARDS                        Director of BOK Financial       3/15/99
-------------------------------             Corporation
E.C. Richards

/s/ JAMES A. ROBINSON                     Director of BOK Financial       3/15/99
-------------------------------             Corporation
James A. Robinson

/s/ L. FRANCIS ROONEY, III                Director of BOK Financial       3/15/99
-------------------------------             Corporation
L. Francis Rooney, III

/s/ DAVID J. TIPPECONNIC                  Director of BOK Financial       3/15/99
-------------------------------             Corporation
David J. Tippeconnic

/s/ TOM E. TURNER                         Director of BOK Financial       3/15/99
-------------------------------             Corporation
Tom E. Turner

/s/ ROBERT L. ZEMANEK                     Director of BOK Financial       3/15/99
-------------------------------             Corporation
Robert L. Zemanek

                                POWER OF ATTORNEY

    Each person whose signature appears below hereby authorizes George B. Kaiser and James A. White, or either of them, to file one or more amendments (including post-effective amendments which may be filed pursuant to Rule 462(b) under the Securities Act of 1933) to Registration Statement number , which amendments may make such changes in the Registration Statement as Mr. Kaiser or Mr. White deems appropriate, and each such person hereby appoints George B. Kaiser and James A. White, or either of them, as attorney-in-fact to execute in the name and on behalf of each person individually, and in each capacity stated below, any such amendment to the Registration Statement.


               SIGNATURE                              TITLE               DATE
               ---------                              -----               ----
/s/ GEORGE B. KAISER                      Chairman of the Board of BOK    3/15/99
-------------------------------             Financial Corporation
               George B. Kaiser

/s/ STANLEY A. LYBARGER                   President, Chief Executive      3/15/99
-------------------------------             Officer,-and Director of
            Stanley A. Lybarger             BOK Financial Corporation

/s/ JAMES A. WHITE                        Executive Vice President and    3/15/99
-------------------------------             Chief-Financial Officer of
                 James A. White             BOK Financial Corporation

/S/ JOHN C. MORROW                        Senior Vice President and       3/15/99
-------------------------------             Director-of Financial
                 John C. Morrow             Accounting and Reporting
                                            of BOK Financial
                                            Corporation

/s/ STEVEN E. NELL                        Senior Vice President and       3/15/99
-------------------------------             Corporate Controller of
                 Steven E. Nell             BOK Financial Corporation

/s/ W. WAYNE ALLEN                        Director of BOK Financial       3/15/99
-------------------------------             Corporation
                 W. Wayne Allen

/s/ JAMES E. BARNES                       Director of BOK Financial       3/15/99
-------------------------------             Corporation
               James E. Barnes

/s/ SHARON J. BELL                        Director of BOK Financial       3/15/99
-------------------------------             Corporation
                 Sharon J. Bell

                                          Director of BOK Financial
-------------------------------             Corporation, President and
              C. Fred Ball, Jr.             Chief Executive Officer,
                                            Bank of Texas

                                          Director of BOK Financial       3/15/99
-------------------------------             Corporation
                Luke R. Corbett

/s/ ROBERT H. DONALDSON                   Director of BOK Financial       3/15/99
-------------------------------             Corporation
            Robert H. Donaldson

/s/ WILLIAM E. DURRETT                    Director of BOK Financial       3/15/99
-------------------------------             Corporation
             William E. Durrett

/s/ JAMES O. GOODWIN                      Director of BOK Financial       3/15/99
-------------------------------             Corporation
               James O. Goodwin

/s/ V. BURNS HARGIS                       Vice Chairman and Director      3/15/99
-------------------------------             of-BOK-Financial
                V. Burns Hargis             Corporation

/s/ HOWARD E. JANZEN                      Director of BOK Financial       3/15/99
-------------------------------             Corporation
               Howard E. Janzen

/s/ E. CAREY JOULLIAN, IV                 Director of BOK Financial       3/15/99
-------------------------------             Corporation
          E. Carey Joullian, IV

/s/ ROBERT J. LAFORTUNE                   Director of BOK Financial       3/15/99
-------------------------------             Corporation
            Robert J. LaFortune

/s/ PHILLIP C. LAUINGER, JR.             Director of BOK Financial        3/15/99
-------------------------------             Corporation
         Philip C. Lauinger, Jr

/s/ FRANK A. MCPHERSON                  Director of BOK Financial         3/15/99
-------------------------------             Corporation
            Frank A. McPherson

/s/ STEVEN E. MOORE                       Director of BOK Financial       3/15/99
-------------------------------             Corporation
                Steven E. Moore

/s/ J. LARRY NICHOLS                      Director of BOK Financial       3/15/99
-------------------------------             Corporation
               J. Larry Nichols

                                          Director of BOK Financial
-------------------------------             Corporation
               Ronald J. Norick

/s/ ROBERT L. PARKER, SR                  Director of BOK Financial       3/15/99
-------------------------------             Corporation
          Robert L. Parker, Sr.

/s/ JAMES W. PIELSTICKER                  Director of BOK Financial       3/15/99
-------------------------------             Corporation
           James W. Pielsticker

/s/ E. C. RICHARDS                        Director of BOK Financial       3/15/99
-------------------------------             Corporation
                  E.C. Richards

/s/ JAMES A. ROBINSON                     Director of BOK Financial       3/15/99
-------------------------------             Corporation
              James A. Robinson

/s/ L. FRANCIS ROONEY, III                Director of BOK Financial      3/15/99
-------------------------------             Corporation
        L. Francis Rooney, III

/s/ DAVID J. TIPPECONNIC                  Director of BOK Financial      3/15/99
-------------------------------             Corporation
           David J. Tippeconnic

/s/ TOM E. TURNER                         Director of BOK Financial      3/15/99
-------------------------------             Corporation
                  Tom E. Turner

/s/ ROBERT L. ZEMANEK                     Director of BOK Financial      3/15/99
-------------------------------             Corporation
              Robert L. Zemanek

                                INDEX TO EXHIBITS

  EXHIBIT
  NUMBER                    DESCRIPTION OF EXHIBITS
---------                   -----------------------
    5          --   Opinion of Frederic Dorwart, Lawyers

   23          --   Consent of Independent Auditors--Ernst & Young LLP